As filed with the Securities and Exchange Commission on December 9, 2004
Registration No. 333-114298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Valor Communications Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4813	20-0792300
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

201 E. John Carpenter Freeway, Suite 200

Irving, Texas 75062
(972) 373-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

WILLIAM M. OJILE, JR., ESQ.

Senior Vice President,
Chief Legal Officer & Secretary
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
(972) 373-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua N. Korff, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022 (212) 446-4800	Richard L. Muglia, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class	Aggregate Offering	Amount of
of Securities to be Registered(1)	Price(2)	Registration Fee(3)

Common Stock, par value $0.01 per share(4)	$550,000,000	$69,685

(1)	This registration statement, as originally filed, applied to income deposit securities and senior subordinated notes as well as common stock. With this Amendment No. 3, the Registrant hereby amends this registration statement to apply solely to common stock. The offering of income deposit securities and senior subordinated notes is hereby withdrawn and no income deposit securities or senior subordinated notes are to be registered under this registration statement.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3)	Previously paid.

(4)	Includes shares of common stock subject to the underwriter’s overallotment option.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 9, 2004

PROSPECTUS

                            Shares

Common Stock

          This is Valor Communications Group, Inc.’s initial public offering. Valor Communications Group, Inc. is selling all of the shares.

          We expect the public offering price to be between $ and $           per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “VCG.”

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Valor Communications Group, Inc.	$	$

          The underwriters may also purchase up to an additional                      shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about                      , 2005.

Merrill Lynch & Co.	Banc of America Securities LLC	JPMorgan

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SUMMARY

The following is a summary of the principal features of this offering of common stock and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

Our Company

Overview

We are one of the largest providers of telecommunications services in rural communities in the southwestern United States and, based on the number of telephone lines we have in service, the seventh largest independent (non-Bell) local telephone company in the country. As of September 30, 2004, we operated approximately 548,000 telephone access lines in primarily rural areas of Texas, Oklahoma, New Mexico and Arkansas. We believe that in many of our markets we are the only service provider that offers customers an integrated package of local and long distance voice, high-speed data and Internet access, and enhanced services such as voicemail and caller identification. For the year ended December 31, 2003, we generated revenues of $497.3 million and net income of $58.2 million. In the nine months ended September 30, 2004, we generated revenues of $379.3 million and net income of $25.2 million.

We formed our company in 2000 in connection with the acquisition of select telephone assets from GTE Southwest Corporation, which is now part of Verizon, and have since acquired the local telephone company serving Kerrville, Texas. The rural telephone businesses that we own have been operating in the markets we serve for over 75 years. Since our inception, we have invested substantial resources to improve and expand our network infrastructure to provide high quality telecommunications services and superior customer care. This capital investment, in combination with a focused selling effort, has contributed to an increase in our revenue of $72.4 million, or 17.0%, from 2001 to 2003. We believe that we are well positioned for future revenue and cash flow growth through both expanded service offerings and acquisitions.

We operate our business through telephone company subsidiaries that qualify as rural local exchange carriers under the Telecommunications Act of 1996. Like many rural telephone companies, our business is characterized by stable operating results, revenue and cash flow and a relatively favorable regulatory environment, which includes support payments from the Texas and federal Universal Service Funds. In 2003, 24.1% of our revenues were attributable to such support payments. We have historically experienced less competition than regional Bell operating companies because of the low customer density and high residential component of our customer base. Since our customer base is located in areas that are generally less densely populated than areas served by other rural telephone companies, we believe that we are more insulated from competitive pressures than many other local telecommunications providers. We are not, however, immune to such pressures. Our access line count decreased by approximately 8,800 lines, or 1.6%, during the nine months ended September 30, 2004, and, excluding the number of access lines we gained in the Kerrville acquisition, we experienced access line loss in each of the past two fiscal years.

Our Strengths

Ability to Generate Consistent Cash Flows. We have increased our operating cash flow in each year since our inception by growing revenues, reducing expenses and optimizing our capital expenditures.

Leading Market Position. We maintain our position as the leading provider of telecommunications services in the markets we serve by providing reliable customer service, offering a full range of voice and data services and maintaining a strong local presence in the communities we serve.

Scalable, State-of-the-Art Network Infrastructure. Our investment of more than $350 million since our inception in 2000 to improve and expand our network infrastructure has enabled us to provide additional services to our customers, improve the overall quality of our network and position our company for future cash flow growth.

Wide Array of Integrated Services. We believe that we are the only telecommunications service provider in many of the markets we serve that can provide an integrated package of local, long distance, high-speed data and Internet access as well as a variety of enhanced services such as voicemail and caller identification.

Experienced and Proven Management Team. Our highly experienced senior management team has an average of over 20 years of experience in the local telecommunications industry, including managing the expansion of public telecommunications companies through both internal growth and integration of acquisitions.

Business Strategy

Increase Penetration of Higher Margin Services. We intend to capitalize on our ability to cross-sell higher margin enhanced voice and data services as a bundled package which we believe represents a significant opportunity for us to continue to increase our revenue per customer.

Provide Superior Service and Customer Care. We seek to build long-term customer relationships by providing personalized customer care through three call centers, while also automating many of our customer service functions to enable our customers to interact with our company 24 hours a day, 365 days a year.

Improve Operating Efficiency and Profitability. We strive for greater efficiencies and improved profit margins by consolidating corporate functions, negotiating favorable terms with our suppliers and contractors and focusing capital expenditures on projects that exceed our internal rate of return thresholds.

Pursue Selective Strategic Acquisitions. We believe that there are opportunities to acquire telecommunications assets that are accretive and that we possess the management team, network infrastructure and labor force that can identify, acquire, integrate and successfully support significant growth through acquisitions.

Our Reorganization

All the equity interests in Valor Telecommunications, LLC, or VTC, are currently held by affiliates of Welsh, Carson, Anderson & Stowe, affiliates of Vestar Capital Partners, and affiliates of Citicorp Venture Capital, to whom we refer to collectively as our “equity sponsors,” our management and employees, and a group of individuals. We refer to these persons and entities collectively throughout this prospectus as our “existing equity holders.” VTC, together with our equity sponsors, collectively hold substantially all of the outstanding equity interests of Valor Telecommunications Southwest, LLC, or VTS. VTC also currently holds all of the outstanding equity interests of Valor Telecommunications Southwest II, LLC, or VTS II.

As discussed in “Detailed Transaction Steps” on page 86, immediately prior to and in connection with this offering, we will consummate a reorganization pursuant to which our existing equity holders will contribute all their equity interests in VTC and VTS to Valor Communications Group, Inc., or Valor, in exchange for                      shares of common stock in the aggregate. Following our reorganization, Valor will exist as a holding company with no direct operations and each of VTC, VTS and VTS II will be either a direct or an indirect wholly-owned subsidiary of Valor. Valor’s principal assets are the direct and indirect equity interests of its subsidiaries, all of which are pledged to the creditors under our new credit facility.

Following our reorganization, our management will collectively hold an aggregate of            shares of our common stock. In addition, affiliates of Welsh, Carson, Anderson & Stowe, affiliates of Vestar Capital Partners and affiliates of Citicorp Venture Capital, or CVC, will beneficially own      %,      % and      %, respectively, of our common stock. Therefore, Welsh Carson, Vestar and CVC together will be able to exert substantial influence over our company.

New Credit Facility

On November 10, 2004, we entered into a $1.3 billion senior secured credit facility with a syndicate of financial institutions. The credit facility is comprised of a six-year $100 million senior secured revolving credit facility and a seven-year $1.2 billion senior secured term loan. Contemporaneously, we undertook a seven-year $265.0 million senior secured second lien loan and a seven and a half year $135.0 million senior subordinated loan. Banc of America Securities LLC, a lead manager in this offering, is one of the senior lead arrangers and senior book managers and an affiliate of Banc of America Securities LLC is the administrative agent of the credit facility, the second lien loan and the subordinated loan. An affiliate of J.P. Morgan Securities Inc., a lead manager in this offering, is one of the senior syndication agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, a lead manager in this offering, is one of the documentation agents on the credit facility, the second lien loan and the subordinated loan. We used the proceeds of the credit facility, the second lien loan and the subordinated loan to (i) repay all amounts owed under our previous senior credit facilities; (ii) redeem $325.5 million of 10% senior subordinated notes due 2010 held primarily by our equity sponsors, including interest accrued thereon; (iii) redeem $159.4 million of preferred interests held by our existing equity investors, including our equity sponsors, in our subsidiary Valor Telecommunications, LLC and (iv) pay $30.7 million in associated transaction costs. Throughout this prospectus, we refer to our entry into the credit facility, second lien loan and senior subordinated loan, and the repayment of our then existing indebtedness with the proceeds thereof, as our “debt recapitalization.”

As described in “Use of Proceeds,” we intend to repay in full our second lien loan and senior subordinated loan with the proceeds of this offering. Following repayment of the second lien loan and the senior subordinated loan, we expect to have $1.2 billion of senior debt outstanding under our term loan. In addition, we may issue senior notes concurrently with this offering, in which case we plan to use the proceeds from such issuance to repay a portion of the term loan outstanding under our credit facility.

Concurrently with the closing of this offering, we expect to amend our credit facility to permit us to, subject to certain conditions, pay dividends to holders of our common stock and use the proceeds from this offering in the manner set forth in “Use of Proceeds.” See “Dividend Policy and Restrictions” and “Description of Certain Indebtedness— New Credit Facility.” The consummation of this offering is conditioned upon the completion of the amendment to our credit facility. Throughout this prospectus, we refer to this credit facility as so amended as the “new credit facility.”

Senior Notes

Concurrently with or following this offering, we may issue approximately $           million aggregate principal amount of senior notes in a private offering pursuant to Rule 144A of the Securities Act of 1933. We refer to these notes throughout this prospectus as our “senior notes.” If we offer these senior notes, we would use the proceeds from such issuance to repay a portion of the term loan outstanding under our new credit facility. This offering is not contingent upon our issuance of senior notes. We expect that if we issue senior notes, they will contain restrictions on our ability to pay dividends that are no more restrictive than those contained in our new credit facility.

Our Corporate Structure After This Offering

The following chart reflects our capital structure immediately after the offering:

(1)	Certain Valor Operating Entities and Kerrville Operating Entities are also borrowers under our new credit facility. Valor Communications Group, Inc., Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and each of our operating subsidiaries guarantee the obligations of these borrowers under the new credit facility.

THE OFFERING

Shares of common stock offered by Valor Communications Group, Inc	shares

Shares of common stock offered by existing equity holders	shares if the underwriters’ over-allotment option is exercised in full.

Shares of common stock to be outstanding following the offering	shares.

Dividends	Upon completion of this offering, our board of directors will adopt a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders.

In accordance with our dividend policy, we currently intend to pay an initial dividend of $ per share on or about , 2005 and to continue to pay quarterly dividends at an annual rate of $ per share for the first full year following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and are permitted by applicable law and by the terms of our new credit facility. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends on our common stock are not cumulative. See “Dividend Policy and Restrictions.”

We expect that the new credit facility will generally restrict the amount of dividends we may pay to the amount of our available cash, which is defined as Adjusted EBITDA minus cash interest expense, capital expenditures (if in excess of a certain amount, unless funded by permitted debt), scheduled and mandatory repayments of our indebtedness, cash taxes and certain other permitted expenses. In addition, we expect that the new credit facility will suspend our ability to pay dividends if our total leverage ratio for the most recently ended four fiscal quarter period exceeds to 1.00. See “Description of Certain Indebtedness.”

Dividends paid by us, to the extent paid out of our current or accumulated earnings and profits, or E&P, as computed for United States federal income tax purposes, will be taxable as dividend income. Under current law, dividend income of United States individuals is generally taxable at long-term capital gains rates. Dividends paid by us in excess of our E&P will be treated first as a non-taxable return of capital and then as gain from the sale of common stock. For a more complete description, see “Material United States Federal Tax Considerations.”

Listing	We have applied to list our shares of common stock on the New York Stock Exchange under the trading symbol “VCG.”

General Information About This Prospectus

Unless we specifically state otherwise, all information in this prospectus:

•	assumes an initial public offering price of $ per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their over-allotment option; and

•	excludes shares of common stock issuable upon exercise of stock options that may be issued under our 2004 Long-Term Incentive Plan.

Risk Factors

You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus before investing in our common stock.

Our Corporate Information

We incorporated in Delaware in March 2004. Our principal executive offices are located at 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062 and our telephone number is (972) 373-1000. Our website address is www.valortelecom.com. Information included or referred to on our website is not a part of this prospectus.

Summary Consolidated Financial Information

Valor is a holding company and has no direct operations. Valor was formed for the sole purpose of reorganizing our corporate structure and consummating this offering. Valor’s principal assets are the direct and indirect equity interests of its subsidiaries. As a result, we have not provided separate historical financial results for Valor and present only the historical consolidated financial results of Valor Telecommunications, LLC. The following table sets forth our summary consolidated financial information derived from our audited consolidated financial statements for each of the years ended December 31, 2001 through December 31, 2003, and our unaudited consolidated financial information for the nine months ended September 30, 2003 and 2004.

The information in the table below is only a summary and should be read together with our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and the related notes, our unaudited condensed consolidated financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002(1)	2003	2003	2004

	(Dollars in thousands)
Statement of operations data:
Operating revenues	$424,916	$479,883	$497,334	$372,450	$379,279
Operating income	103,298	159,251	182,273	136,285	136,484
Net (loss) income(2)	(53,355)	16,302	58,233	36,975	25,171
Cash flow data from continuing operations:
Net cash provided by operating activities	$100,301	$150,383	$166,065	$132,461	$124,660
Net cash used in investing activities	(106,614)	(216,773)	(66,299)	(50,551)	(51,362)
Net cash provided by (used in) financing activities	8,117	71,015	(99,465)	(81,971)	(74,054)
Other data:
Capital expenditures	$107,869	$89,527	$69,850	$53,239	$51,520
Acquisition of Kerrville Communications Corporation(3)	$–	$128,135	$–	$–	$–
Depreciation and amortization(4)	$110,843	$73,273	$81,638	$61,039	$63,993
Adjusted EBITDA(5)	$215,141	$240,595	$262,707	$194,879	$206,506
Total access lines(6)	551,599	571,308	556,745	558,790	547,925

	September 30, 2004

			Pro Forma
	Actual	Adjustments	As Adjusted(7)

	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$641	$	$
Net property, plant and equipment	$757,976	$	$
Total assets	$2,012,865	$	$
Long-term debt (including current maturities)	$1,405,472	$	$
Notes payable	$13,765	$	$
Redeemable preferred interests	$370,231	$	$
Total common owners’ equity	$75,033	$	$

(1)	We acquired all the outstanding common stock, preferred stock and common stock equivalents of Kerrville Communications Corporation (“KCC”) on January 31, 2002 and have included the assets, liabilities and results of operations of KCC from that date.

(2)	Net (loss) income reported on the table above is after the effect of minority interest of $(3,595), $615 and $3,568 in 2001, 2002 and 2003, respectively, and $2,364 and $3,171 for the nine months ended September 30, 2003 and 2004, respectively, relating to individual investors’ interests in our subsidiaries.

(3)	Reflects the purchase price for our acquisition of KCC, net of cash acquired.
(4)	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002, we discontinued the amortization of goodwill. Amortization expense associated with goodwill was $53,900 for the year ended December 31, 2001.

(5)	We expect that Adjusted EBITDA will be defined in our new credit facility as: (1) consolidated adjusted net income, as defined therein; plus (2) the following items, to the extent deducted from consolidated net income: (a) interest expense; (b) provision for income taxes; (c) depreciation and amortization; (d) certain expenses related to this offering, our recent recapitalization and the other transactions described in “Use of Proceeds”; (e) other nonrecurring or unusual costs or losses incurred after the closing date, to the extent not exceeding $10.0 million; (f) unrealized losses on financial derivatives recognized in accordance with SFAS No. 133; (g) losses on sales of assets other than in the ordinary course of business; and (h) all other non-cash charges that represent an accrual for which no cash is expected to be paid in a future period; minus (3) the following items, to the extent any of them increases consolidated net income; (v) income tax credits; (w) interest and dividend income (other than in respect of RTFC patronage distribution); (x) gains on asset disposals not in the ordinary course; (y) unrealized gains on financial derivatives recognized in accordance with SFAS No. 133; and (z) all other non-cash income.

We consider Adjusted EBITDA an important indicator to investors in common stock because it provides information related to our ability to provide cash flows to service debt, pay dividends and fund capital expenditures. We present this discussion of Adjusted EBITDA because covenants in our new credit facility contain ratios based on this measure. If our Adjusted EBITDA were to decline below certain levels, covenants in our new credit facility that are based on Adjusted EBITDA, including our interest coverage ratio and total leverage ratio covenants, may be violated and could cause, among other things, a default or mandatory prepayment under our new credit facility, or result in our inability to pay dividends. As such, the summary historical financial information presented above includes our historical Adjusted EBITDA. Adjusted EBITDA is not a measure in accordance with GAAP, and should not be considered a substitute for, operating income (loss), net income (loss), or any other measure of financial performance reported in accordance with GAAP. In addition, Adjusted EBITDA should not be used as a substitute for our various cash flow measures (e.g., operating, investing and financing cash flows), which are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Calculation of Adjusted EBITDA:
Net (loss) income	$(53,355)	$16,302	$58,233	$36,975	$25,171
Adjustments:
Income tax expense (benefit)(a)	–	1,649	2,478	2,193	(6,095)
Interest expense	133,156	127,365	119,185	95,300	83,384
Depreciation and amortization	110,843	73,273	81,638	61,039	63,993
Minority interest	(3,595)	615	3,568	2,364	3,171
Loss on interest rate hedging arrangements	14,292	12,348	2,113	2,199	122
Earnings from unconsolidated cellular partnerships	–	(2,757)	(3,258)	(2,687)	(1,007)
Management fees paid to equity sponsors	1,000	1,000	1,000	750	750
Other income and expense, net(b)	(358)	268	62	(59)	25,060
Loss (income) on discontinued operations	8,443	3,461	(108)	–	–
Cumulative effect of change in accounting principle	4,715	–	–	–	–
Impairment on investments in cellular partnerships	–	–	–	–	6,678
Non-recurring items(c)	—	7,071	(2,204)	(3,195)	5,279

Total adjustments	268,496	224,293	204,474	157,904	181,335

Adjusted EBITDA	$215,141	$240,595	$262,707	$194,879	$206,506

(a)	Relates to the federal income tax expense of Valor Telecommunications Southwest II, LLC, the holding company of the operating entities relating to our KCC business, which has elected to be taxed as a corporation.

(b)	Amount for the nine month period ended September 30, 2004 includes $18.0 million of expense recorded for the repurchase of shares held by individual investors in our minority-owned subsidiaries and $6.8 million of expense we recorded in connection with a previously withdrawn offering.

(c)	Non-recurring items, as defined in the new credit facility:
	Termination benefits associated with workforce reduction	–	1,768	–	–	279
	MCI bankruptcy	–	4,998	(3,386)	(3,386)	–
	Transaction fees for acquisitions not consummated	–	305	1,182	191	–
	CEO transition payment	–	–	–	–	5,000

	Total non-recurring items, as defined in the new credit facility	–	7,071	(2,204)	(3,195)	5,279

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002(1)	2003	2003	2004

	(Dollars in thousands)
Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA:
Net cash provided by operating activities	$100,301	$150,383	$166,065	$132,461	$124,660
Adjustments:
Interest expense	133,156	127,365	119,185	95,300	83,384
Amortization of debt issuance costs	(5,735)	(6,801)	(8,105)	(5,540)	(6,192)
Non-cash interest expense	(29,025)	(32,612)	(17,788)	(27,218)	–
Provision for doubtful accounts receivable	(11,378)	(11,393)	(3,298)	(1,883)	(3,159)
Changes in working capital	29,923	(3,291)	(33)	(1,895)	(11,104)
Other, net	(2,743)	7,049	5,795	4,125	5,155
Income tax expense (benefit)	–	1,649	2,478	2,193	(6,095)
Deferred income taxes	–	(93)	(450)	(160)	6,756
Other income and expense, net	(358)	268	62	(59)	25,060
Management fees paid to equity sponsors	1,000	1,000	1,000	750	750
Non-recurring items(a)	—	7,071	(2,204)	(3,195)	(12,709)

Adjusted EBITDA	$215,141	$240,595	$262,707	$194,879	$206,506

(a)	Non-recurring items, as defined in the new credit facility:
	Termination benefits associated with workforce reduction	–	1,768	–	–	279
	MCI bankruptcy	–	4,998	(3,386)	(3,386)	–
	Transaction fees for acquisitions not consummated	–	305	1,182	191	–
	Costs related to reorganization transaction	–	–	–	–	(17,988)
	CEO transition payment	–	–	–	–	5,000

	Total non-recurring items, as defined in the new credit facility	–	7,071	(2,204)	(3,195)	(12,709)

(6)	We calculate our access lines in service by counting the number of working communication facilities that provide local service that terminate in a central office or to a customers premise. Non-revenue producing lines provisioned for company official use and for test purposes are included in our total access line counts. There were 11,305, 11,258 and 11,703 non-revenue producing lines included in our total access line count at December 31, 2001, 2002 and 2003, which represented 2.0%, 2.0% and 2.1% of our total access line counts, respectively, and 11,340 and 12,158 non-revenue producing lines included in our total access line count at September 30, 2003 and 2004, which represented 2.0% and 2.2% of our total access line count, respectively.

(7)	The pro forma as adjusted balance sheet data have been prepared assuming the closing of this offering, the debt recapitalization and the reorganization, including payment of related fees and expenses. The pro forma as adjusted balance sheet data give effect to those transactions as if they had occurred on September 30, 2004.

RISK FACTORS

Before you invest in our common stock, you should carefully consider the various risks of the investment, including those described below, together with all of the other information included in this prospectus. If any of these risks actually occurs, our business, financial condition or operating results could be adversely affected.

Risks Relating to Our Common Stock and Our New Credit Facility

You may not receive any dividends.

We are not obligated to pay dividends. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. In addition, we have reported a loss from continuing operations in the past.

We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend policy is based upon our directors’ current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or technological developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our new credit facility, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. Our board is free to depart from or change our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. In addition, our new credit facility will contain, and any agreement we enter into in the future to refinance this indebtedness may contain, limitations on our ability to pay dividends. See “Dividend Policy and Restrictions” and “Description of Certain Indebtedness.” The reduction or elimination of dividends may negatively affect the market price of our common stock.

Our dividend policy may limit our ability to pursue growth opportunities.

Upon the completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance growth opportunities or to fund our operations in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions, increased capital spending or other increases of our expenditures, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. See “Dividend Policy and Restrictions.”

Our substantial indebtedness could restrict our ability to pay dividends and impact our financing options and liquidity position.

Upon the consummation of this offering, we will have approximately $1.2 billion of total debt outstanding. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our common stock, including:

•	it may be more difficult to pay dividends on our common stock;

•	our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited;

•	we may be unable to refinance our indebtedness on terms acceptable to us or at all;

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; for example, as described under “Dividend Policy and Restrictions” we expect that our interest expense for the year following the offering will be $ , which would have represented % of our Adjusted EBITDA for the twelve months ended September 30, 2004; and

•	our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

We are subject to restrictive debt covenants that impose operating and financial restrictions on our operations and could limit our ability to grow our business.

We expect that covenants in our new credit facility will impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

•	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

•	the payment of dividends on, and the repurchase of, capital stock;

•	a number of other restricted payments, including investments and acquisitions;

•	specified sales of assets;

•	specified transactions with affiliates;

•	the creation of a number of liens;

•	consolidations, mergers and transfers of all or substantially all of our assets; and

•	our ability to change the nature of our business.

These restrictions could limit our ability to obtain future financing, make acquisitions, withstand downturns in our business or take advantage of business opportunities. Furthermore, we expect that the new credit facility will require us to maintain specified total leverage and interest coverage ratios and to satisfy specified financial condition tests, and under certain circumstances requires us to make quarterly mandatory prepayments with a portion of our available cash. See “Description of Certain Indebtedness— New Credit Facility.” Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

If we fail to comply with the restrictive covenants in our new credit facility, our senior lenders may accelerate the payment of indebtedness outstanding under our new credit facility.

The terms of our new credit facility may include several restrictive covenants that prohibit us from prepaying our other indebtedness while indebtedness under our new credit facility is outstanding. Our new credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. See the information under “Description of Certain Indebtedness” for a fuller description of these restrictions and covenants.

A breach of any of these covenants, ratios or tests could result in a default under the new credit facility. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under the new credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay or refinance those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full this indebtedness.

We are a holding company with no operations, and unless we receive dividends and other payments or distributions, advances and transfers of funds from our subsidiaries, we will be unable to meet our debt service and other obligations.

We are a holding company and conduct all of our operations through our subsidiaries. We currently have no significant assets other than equity interests in our subsidiaries. As a result, we will rely on dividends and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of the new credit facility (under which the equity interests of our subsidiaries will be pledged), and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

If you purchase shares of our common stock, you will experience immediate and substantial dilution.

Investors purchasing common stock in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. At an initial public offering price of $           per share, the midpoint of the range shown on the cover of this prospectus, dilution to new investors is $           per share. Additional dilution will occur upon exercise of any stock options that we issue in the future. If we seek additional capital in the future, the issuance of shares of common stock or securities convertible into shares of common stock in order to obtain such capital may lead to further dilution of your investment. See “Dilution.”

Our interest expense may increase significantly and could cause our net income and distributable cash to decline significantly.

The new credit facility is subject to periodic renewal or must otherwise be refinanced. We may not be able to renew or refinance the new credit facility, or if renewed or refinanced, the renewal or refinancing may occur on less favorable terms, including higher interest rates. Borrowings under the revolving facility and the term loans will be made at a floating rate of interest. In the event of an increase in the base reference interest rates, our interest expense will increase and could have a material adverse effect on our ability to make cash dividend payments to our stockholders. Our ability to continue to expand our business will, to a large extent, be dependent upon our ability to borrow funds under our new credit facility and to obtain other third party financing, including through the sale of common stock or other securities. We cannot assure you that such financing will be available to us on favorable terms or at all.

Before this offering, there was no public market for our common stock. This may cause volatility in the trading price of the common stock, which could negatively affect the value of your investment.

Prior to this offering, there was no public market for our common stock. The initial public offering price of the common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock in the future. There can be no assurance that an active trading market for our common stock will develop or be sustained after the offering. If a trading market develops, the market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our operating results, sales of our common stock by principal stockholders, developments in the telecommunications industry, the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting the stock of telecommunications companies in particular. Telecommunications companies have in the past experienced extreme volatility in the trading prices and volumes of their securities, which has often been unrelated to operating performance. Any such market volatility may have a significant adverse effect on the market price and marketability of our common stock.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of our equity securities.

Upon consummation of this offering, there will be                      shares of common stock outstanding. The shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining                      shares of common stock outstanding, including the shares owned by our existing equity investors, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and certain existing equity investors have agreed to a “lock-up,” meaning that neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, all of the                      shares of our common stock subject to the lock-up will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our existing equity investors have registration rights with respect to the common stock that they will retain following this offering. See “Related Party Transactions—Securityholders Agreement.”

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock or the number of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock or other securities in connection with any such acquisitions and investments. Any or all of these occurrences could depress the trading prices of our securities.

Limitations on use of our net operating losses may negatively affect our ability to pay dividends to you.

Because certain of our subsidiaries will have an “ownership change” for purposes of Section 382 of the Internal Revenue Code as a result of our reorganization immediately prior to the consummation of this offering, the use of our current net operating losses to offset our taxable income for taxable periods will be limited pursuant to Section 382 of the Internal Revenue Code. In addition, we may have another “ownership change” for purposes of Section 382 of the Internal Revenue Code subsequent to this offering if, under certain circumstances, our existing equity holders were to sell within a three-year period all (or most) of our common stock that they received in our reorganization. If we do experience another ownership change, we may be further limited, pursuant to Section 382 of the Internal Revenue Code, in using our then-current net operating losses to offset taxable income for taxable periods (or portions thereof) beginning after the second ownership change. Consequently, in the future we may be required to pay increased cash income taxes because of the Section 382 limitations on our ability to use our net operating losses. Increased cash taxes would reduce our after-tax cash flow available for payment of dividends on our common stock.

Regulatory Risks

We received 24.1% of our 2003 revenues from the Texas and federal Universal Service Funds and any adverse regulatory developments with respect to these funds could curtail our profitability.

We receive Texas and federal Universal Service Fund, or USF, revenues to support the high cost of providing affordable telecommunications services in rural markets. Such support payments constituted 24.1% of our revenues for the year ended December 31, 2003 and 23.9% of our revenues for the nine months ended September 30, 2004. Of these support payments, in the year ended December 31, 2003, $103.1 million, or 20.7% of our revenues, and in the nine months ended September 30, 2004, $76.8 million, or 20.2% of our revenues, were received from the Texas USF. In addition, we are required to make contributions to the Texas USF and federal USF each year. Current state and federal regulations allow us to recover these costs by including a surcharge on our customers’ bills. Furthermore, we incur no incremental costs associated with the support payments we receive or the contributions we are required to make. Thus, if Texas and/or federal regulations changed and we were unable to receive support, such support was reduced, or we are unable to recover the amounts we contribute to the Texas USF and federal USF from our customers, our earnings would be directly and adversely affected. For a more detailed discussion of the regulations affecting our company, see “Regulation.”

The rules governing USF could be altered or amended as a result of regulatory, legislative or judicial action and impact the amount of USF support that we receive and our ability to recover our USF contributions by assessing surcharges on our customers’ bills. For example, the enabling statute for the Texas USF will become subject to review and renewal in late 2005 and may be modified. Similarly, in June 2004, the FCC asked the Federal-State Joint Board on Universal Service to review the federal rules relating to universal service support mechanisms for rural carriers, including addressing the relevant costs and the definition of “rural telephone company.” It is not possible to predict at this time whether state or federal regulators, Congress or state legislatures will order modification to those rules or statutes, or the ultimate impact any such modification might have on us.

In addition, the Texas USF rules provide that the Public Utility Commission of Texas must open an investigation within 90 days after any changes are made to the federal USF. Therefore, changes to the federal USF may prompt similar or conforming changes to the Texas USF. The outcome of any of these legislative or regulatory changes could affect the amount of Texas USF support that we receive, and could have an adverse effect on our business, revenue or profitability.

Reductions in the amount of network access revenue that we receive could negatively impact our results of operations.

In the year ended December 31, 2003, we derived $132.0 million, or 26.6% of our revenues, and in the nine months ended September 30, 2004, we derived $96.3 million, or 25.4% of our revenues, from network access charges. Our network access revenue consists of (1) usage sensitive fees we charge to long distance companies for access to our network in connection with the completion of interstate and intrastate long distance calls, (2) fees charged for use of dedicated circuits and (3) end user fees, which are monthly flat-rate charges assessed on access lines. Federal and state regulatory commissions set these access charges, and they could change the amount of the charges or the manner in which they are charged at any time. The FCC is currently examining proposals to revise interstate access charges and other intercarrier compensation. The outcome of this proceeding is uncertain and could result in significant changes to the way in which we receive compensation from our customers. Also, as people in our markets decide to use Internet, wireless or cable television providers for their local or long distance calling needs, rather than using our wireline network, the reduction in the number of access lines or minutes of use over our network could reduce the amount of access revenue we collect. As penetration rates for these technologies increase in rural markets, our revenues could decline. In addition, if our customers take advantage of favorable calling plans offered by wireless carriers for their long distance calling needs, it could reduce the number of long distance calls made over our network, thereby decreasing our access revenue. Furthermore, the emerging technology application known as Voice over Internet Protocol, or VoIP, can be used to carry voice communications services over a broadband Internet connection. The FCC has ruled that some VoIP arrangements are not subject to regulation as telephone services. Recently, the FCC ruled that certain VoIP services are jurisdictionally interstate, and preempted the ability of the states to regulate such VoIP applications or providers. The FCC has pending a proceeding that will address the applicability of various regulatory requirements to VoIP providers, however, we cannot assure you that this proceeding will result in VoIP providers having to pay access charges. Expanded use of VoIP technology could reduce the access revenues received by local exchange carriers like us. We cannot predict whether or when VoIP may be required to pay or be entitled to receive access charges or universal service fund support, or the extent to which users will substitute VoIP calls for traditional wireline communications or the effect of the growth of VoIP on our revenues.

The introduction of new competitors or the better positioning of existing competitors due to regulatory changes could cause us to lose customers and impede our ability to attract new customers.

Changes in regulations that open our markets to more competitors offering substitute services could impact our profitability because of increases in the costs of attracting and retaining customers and decreases in revenues due to lost customers and the need to offer competitive prices. We face competition from current and potential market entrants, including:

•	domestic and international long distance providers seeking to enter, reenter or expand entry into the local telecommunications marketplace;

•	other domestic and international competitive telecommunications providers, wireless carriers, resellers, cable television companies and electric utilities; and

•	providers of broadband and Internet services.

Regulatory requirements designed to facilitate the introduction of competition, the applicability of different regulatory requirements between our competitors and us, or decisions by legislators or regulators to exempt certain providers or technologies from the same level of regulation that we face, could adversely impact our market position and our ability to offer competitive alternatives.

In November 2003, the FCC ordered us and other local exchange carriers to adopt wireline-to-wireless local number portability. This may help wireless carriers compete against us because if customers switch from traditional local telephone service to wireless service, they can now transfer their local telephone number to their wireless provider. In addition, federal and state regulators and courts are addressing many aspects of our obligations to provide unbundled network elements and discounted wholesale rates to competitors.

New regulations and changes in existing regulations may force us to incur significant expenses.

Our business may also be impacted by legislation and regulation that impose new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts or addressing other issues that impact our business. For example, existing provisions of the Communications Assistance for Law Enforcement Act, or CALEA, and FCC regulations implementing CALEA require telecommunications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. On August 4, 2004, in response to a joint petition filed by the Department of Justice, Federal Bureau of Investigation, and the Drug Enforcement Administration, the FCC launched a Notice of Proposed Rulemaking proposing a thorough examination of the appropriate legal and policy framework of CALEA. In this proceeding, the FCC will examine issues relating to the scope of CALEA’s applicability to services such as broadband Internet access, as well as implementation and enforcement issues. We cannot predict the eventual outcome of this proceeding or what compliance with any rules adopted by the FCC may cost. Similarly, we cannot predict whether or when federal or state legislators or regulators might impose new security, environmental or other obligations on our business.

For a more thorough discussion of the regulation of our company and how that regulation may affect our business, see “Regulation.”

A reduction by a state regulatory body or the FCC of the rates we charge our customers would reduce our revenues and earnings.

The prices, terms and conditions of the services that we offer to local telephone customers are subject to state regulatory approval. If a state regulatory body orders us to reduce a price, withdraws our approval to charge a certain price, changes material terms or conditions of a service we offer or refuses to approve or limits our ability to offer a new or existing service, both our revenues and our earnings may be reduced.

FCC regulations also affect the rates that are charged to customers. The FCC regulates tariffs for interstate access and subscriber line charges, both of which are components of our revenues. The FCC currently is considering proposals to reduce interstate access charges for carriers like us. If the FCC lowers interstate access charges without adopting an adequate revenue replacement mechanism, we may be required to recover more revenue through subscriber line charges and Universal Service Funds or forego this revenue altogether. This could reduce our revenue or impair our competitive position.

Our business is subject to extensive regulation that could change in a manner adverse to us.

We operate in a heavily regulated industry, and most of our revenues come from providing services regulated by the Federal Communications Commission, or FCC, and the state public utility commissions. Federal and state communications laws may be amended in the future, and other laws may affect our business. The FCC and the state public utility commissions may add new rules, amend their rules or change the interpretation of their rules at any time. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed at any time. We cannot predict future developments or changes to the regulatory environment, or the impact such developments or changes would have on us. See “Regulation.”

Risks Relating to Our Business

We provide services to our customers over access lines and if we continue to lose access lines our revenues and earnings may decrease.

Our business generates revenue by delivering voice and data services over access lines. We have experienced net access line loss over the past few years, and during the year ended December 31, 2003, the number of access lines we serve declined by 2.6% due to challenging economic conditions, increased competition and the introduction of DSL and cable modems. Furthermore, our access line count decreased by approximately 8,800 lines, or 1.6%, during the nine months ended September 30, 2004. We may continue to experience net access line loss in our markets for an unforeseen period of time. Our inability to retain access lines could adversely affect our revenue and earnings.

Rapid and significant changes in technology in the telecommunications industry could adversely affect our ability to compete effectively in the markets in which we operate.

The rapid introduction and development of enhanced or alternative services that are more cost effective, more efficient or more technologically advanced than the services we offer is a significant source of potential competition in the telecommunications industry. Technological developments may reduce the competitiveness of our networks, make our service offerings less attractive or require expensive and time-consuming capital improvements. If we fail to adapt successfully to technological changes or fail to obtain timely access to important new technologies, we could lose customers and have difficulty attracting new customers or selling new services to our existing customers.

We cannot predict the impact of technological changes on our competitive position, profitability or industry. Wireless and cable technologies that have emerged in recent years provide certain advantages over traditional wireline voice and data services. The mobility afforded by wireless voice services and its competitive pricing appeal to many customers. The ability of cable television providers to offer voice, video and data services as an integrated package provides an attractive alternative to traditional voice services from local exchange carriers. In addition, as the emerging VoIP services develop, some customers may be able to bypass network access charges. Increased penetration rates for these technologies in our markets could cause our revenues to decline.

The competitive nature of the telecommunications industry could adversely affect our revenues, results of operations and profitability.

The telecommunications industry is very competitive. Increased competition could lead to price reductions, declining sales volumes, loss of market share, higher marketing costs and reduced operating margins. Significant and potentially larger competitors could enter our markets at any time. For example, wireless providers currently compete in most of our rural markets. We expect this competition to continue, and likely become more acute, in the future. We also compete, or may in the future compete, with companies that provide other close substitutes for the traditional telephone services we provide, like cable television, voice over Internet protocol, high-speed fiber optic networks or satellite telecommunications services, and companies that might provide traditional telephone services over nontraditional network infrastructures, like electric utilities. In our largest market in which we serve 74,000 access lines, the incumbent local cable television operator has begun offering an alternative local telephone service. We may experience additional access line loss as a result of this activity, which could have an adverse impact on our revenues and earnings.

For a more thorough discussion of the competition that may affect our business, see “Business— Competition.”

Weak economic conditions may decrease demand for our services.

We are sensitive to economic conditions and downturns in the economy. Downturns in the economies in the markets we serve could cause our existing customers to reduce their purchases of our basic and enhanced services and make it difficult for us to obtain new customers.

We depend on a few key vendors and suppliers to conduct our business and any disruption in our relationship with any one or more of them could adversely affect our results of operations.

We rely on vendors and suppliers to support many of our administrative functions and to enable us to provide long distance services. For example, we currently outsource much of our operational support services to ALLTEL, including our billing and customer care services. Transitioning these support services to another provider could take a significant period of time and involve substantial costs. In addition, we have resale agreements with MCI and Sprint to provide our long distance transmission services. Replacing these resale agreements could be difficult as there are a limited number of national long distance providers. Any disruptions in our relationship with these third party providers could have an adverse effect on our business and operations.

Disruption in our networks and infrastructure may cause us to lose customers and incur additional expenses.

To be successful, we will need to continue to provide our customers with reliable service over our networks. Some of the risks to our networks and infrastructure include: physical damage to access lines, breaches of security, capacity limitations, power surges or outages, software defects and disruptions beyond our control, such as natural disasters and acts of terrorism.

From time to time in the ordinary course of our business, we experience short disruptions in our service due to factors such as cable damage, inclement weather and service failures of our third party service providers. We cannot assure you that we will not experience more significant disruptions in the future. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur expenses, and thereby adversely affect our business, revenue and cash flow.

Recent difficulties in the telecommunications industry could negatively impact our revenues and results of operations.

We originate and terminate long distance phone calls on our networks for other interexchange carriers, some of which are our largest customers in terms of revenues. In the year ended December 31, 2003 and the nine months ended September 30, 2004, we generated 17.5% and 16.6%, respectively, of our total revenues from originating and terminating phone calls for interexchange carriers. Several of these interexchange carriers have declared bankruptcy during the past two years or are experiencing substantial financial difficulties. MCI WorldCom (now MCI), which declared bankruptcy in 2002, is one of the major interexchange carriers with which we conduct business. We recorded a net $1.6 million charge due to MCI’s failure to pay amounts owed to us. Further bankruptcies or disruptions in the businesses of these interexchange carriers could have an adverse effect on our financial results and cash flows.

Following the consummation of this offering, our equity sponsors will collectively be able to exercise substantial influence over matters requiring stockholder approval and their interests may diverge from the interests of the holders of our common stock.

Following the consummation of this offering, affiliates of Welsh, Carson, Anderson & Stowe, or WCAS, affiliates of Vestar Capital Partners, or Vestar, and affiliates of Citicorp Venture Capital, or CVC, will beneficially own        %,        % and        %, respectively, of our outstanding shares of common stock. As a result, WCAS, Vestar and CVC collectively exercise substantial influence over matters requiring stockholder approval, including decisions about our capital structure. In addition, WCAS has two designees and Vestar has one designee serving on our board of directors. The interests of our equity sponsors may conflict with your interests as a holder of common stock.

Our amended and restated certificate of incorporation and by-laws and several other factors could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in our amended and restated certificate of incorporation and by-laws will make it difficult for another company to acquire us and for you to receive any related takeover premium on our securities. For example, our amended and restated certificate of incorporation provides that stockholders may not act by written consent and that only our board of directors may call a special meeting. In addition, stockholders are required to provide us with advance notice if they wish to nominate any persons for election to our board of directors or if they intend to propose any matters for consideration at an annual stockholders meeting. Our amended and restated certificate of incorporation authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Dividend Policy and Restrictions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. Statements which include the words “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “future,” “estimates,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

•	our high degree of leverage and significant debt service obligations;

•	our ability to amend our new credit facility in ways that restrict our right to pay dividends on our common stock;

•	any adverse changes in government regulation;

•	the risk that we may not be able to retain existing customers or obtain new customers;

•	the risk of technological innovations outpacing our ability to adapt or replace our equipment to offer comparable services;

•	the risk of increased competition in the markets we serve;

•	the risk of weaker economic conditions within the United States;

•	changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States; and

•	the matters described under “Risk Factors”.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

Based on an assumed initial public offering price of $           per share of common stock (the midpoint of the range shown on the cover of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $          million after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. We will use these net proceeds as follows:

• Repayment of existing indebtedness(1)		$400,000,000
• Fees and expenses relating to our reorganization and new credit facility(2)	$
• General corporate purposes	$

(1)	Comprised of repayment of the $265 million second lien loan and the $135 million senior subordinated loan.

(2)	Includes an estimated $ million payable to the lenders under our new credit facility and approximately $ million in the aggregate of legal fees and other miscellaneous expenses associated with our reorganization, including prepayment fees and other expenses associated with our repayment of existing indebtedness.

If the underwriters exercise their overallotment option in full, the underwriters will purchase an aggregate of                     shares of common stock from our existing equity holders. We will not receive any of the proceeds from the sale of common stock by our existing equity holders.

The second lien loan will mature on November 10, 2011, and the senior subordinated loan will mature on May 10, 2012. As of November 30, 2004, amounts outstanding under the second lien loan bore interest at a weighted average annual rate of 9.93%. Amounts outstanding under the senior subordinated loan bore interest at an annual rate of 12.88%. The proceeds from the second lien loan and the senior subordinated loan, together with the proceeds from our revolving facility and term loans, were used to refinance our then existing credit facilities.

DIVIDEND POLICY AND RESTRICTIONS

General

Upon completion of this offering, our board of directors will adopt a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders, rather than retaining all such cash for other purposes. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the cash generated by our business.

We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see “—Assumptions and Considerations” below.

In accordance with our dividend policy, we currently intend to pay an initial dividend of $           per share on or about                     , 2005 and to continue to pay quarterly dividends at an annual rate of $           per share for the first full year following the closing of this offering.

In determining our expected initial dividend level, we reviewed and analyzed, among other things:

•	our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA was $215.1 million in 2001; $240.6 million in 2002; $262.7 million in 2003; and $274.3 million in the twelve months ended September 30, 2004;

•	our anticipated capital expenditure requirements;

•	our expected other cash needs, primarily related to working capital requirements;

•	the terms of our debt instruments, including our new credit facility;

•	other potential sources of liquidity, including working capital and the possibility of asset sales; and

•	various other aspects of our business.

However, as described more fully below, you may not receive any dividends, as a result of the following factors:

•	we may not have enough cash to pay dividends due to changes in our operating earnings, working capital requirements and anticipated cash needs;

•	we are not required to pay dividends and while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board could modify or revoke this policy at any time;

•	even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	the amount of dividends that we may distribute is limited by the covenants in our new credit facility and, potentially, the terms of any future indebtedness that we may incur;

•	the amount of dividends that we may distribute is subject to restrictions under Delaware law; and

•	our stockholders have no contractual or other legal right to dividends.

We have no history of paying dividends out of our cash flow. Dividends on our common stock are not cumulative.

Minimum Adjusted EBITDA

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the estimated financial information.

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under “Risk Factors.” Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

We believe that, in order to fund dividends on our common stock for the year following this offering at the level described above solely from cash generated by our business, our Adjusted EBITDA for the year following the offering would need to be at least $           million. As described under “Assumptions and Considerations” below, we believe that our minimum Adjusted EBITDA for the year following the closing of this offering will be at least $           million and we have determined that our assumptions as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under our new revolving credit facility are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the restricted payment and total leverage covenants that we expect will be contained in our new credit facility. We expect that the senior notes, if issued, will contain restrictions on our ability to pay dividends that are no more restrictive than those contained in our new credit facility.

The following table sets forth our calculation illustrating that $           million of Adjusted EBITDA would be sufficient to fund dividends at the above level for the first full year following the closing of the offering and would satisfy the restricted payment covenant that we expect will be contained in our new credit facility. We expect that Adjusted EBITDA of $           million for the first full year following the closing of the offering would permit us to pay dividends at our anticipated level under all relevant financial and restricted payment covenants and restrictions that we expect will be contained in the new credit facility and any other agreement that governs any other indebtedness we incur.

Amount

(Dollars in thousands)
Estimated Cash Available to Pay Dividends on Common Stock Based On Minimum Adjusted EBITDA
Minimum Adjusted EBITDA(1)	$
Less:
Estimated capital expenditures(2)
Estimated cash interest expense(3)
Estimated cash income taxes(4)		–

Estimated cash available to pay dividends on outstanding common stock(5)	$
Estimated total leverage ratio derived from the above(6)		x
Estimated interest coverage ratio derived from the above(7)		x

(1)	In comparing our estimated minimum Adjusted EBITDA to our historical Adjusted EBITDA, our historical Adjusted EBITDA does not include approximately $2.5 million in incremental ongoing expenses associated with being a public issuer, including estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees. In addition, under our new credit facility, we may incur up to $10 million in transaction costs related to permitted acquisitions and other nonrecurring costs in any four consecutive fiscal quarter period. If we spend the $10 million permitted under the new credit facility in the first year following the offering, our minimum Adjusted EBITDA would need to be million.

(2)	The majority of our capital expenditures relate to our telecommunications network. For the twelve months ended September 30, 2004, our capital expenditures were approximately $68.1 million. We expect capital expenditures for fiscal 2004 to be approximately $68.8 million and then to decline to approximately $58.8 million in 2005.

(3)	Reflects our anticipated cash interest expense under our new credit facility. Accordingly, assumes interest at a weighted average rate of % on $ million outstanding borrowings under the new term facility, a rate of % on the $ million outstanding balance under the new $100.0 million revolving credit facility and a 0.50% commitment fee on an average unused balance of $ million under the new revolving credit facility. Concurrently with this offering, we may issue senior notes and repay term loans outstanding under the new credit facility with the proceeds of such issuance. If we offer these senior notes, we expect that the rate at which interest accrues on amounts outstanding under the senior notes will be greater than the interest rates under our new credit facility, and therefore, although our total indebtedness would not change, our estimated cash interest expense would be greater than the amount presented on the table above.

(4)	Reflects estimated cash taxes we will pay on our taxable income at an assumed rate of 38%.

(5)	The table below sets forth the assumed number of outstanding shares of common stock upon the closing of this offering and the estimated per share and aggregate dividend amounts payable on such shares during the year following the closing of this offering.

Dividends
Number
	of Shares	Per Share	Aggregate

(In thousands)
Estimated dividends on our outstanding common stock		$	$

(6)	Total leverage ratio is calculated under our new credit facility as the ratio of total debt minus the sum of debt incurred to maintain our investment in RTFC subordinated capital certificates, and minus, to the extent we have no amounts outstanding under our revolving facility, cash and cash equivalents, to Adjusted EBITDA. The new credit facility will provide that under the restricted payments covenant, we may only pay dividends if our total leverage ratio as of the end of the most recently ended four fiscal quarter period is equal to or less than to 1.00. In addition, it is an event of default under the new credit facility if our total leverage ratio exceeds to 1.00. We may not pay dividends under the new credit facility if an event of default has occurred and is continuing.

(7)	Interest coverage ratio is calculated under our new credit facility as the ratio of Adjusted EBITDA to net interest expense. It is an event of default under the new credit facility if our interest coverage ratio for the four-quarter period ended on the last day of any fiscal quarter is less than to 1.00.

The following table illustrates, for our fiscal year ended December 31, 2003 and for the twelve months ended September 30, 2004, the amount of cash that would have been available for distribution to our common stockholders, assuming, in each case, that the debt recapitalization, our reorganization and this offering had been consummated at the beginning of such period, subject to the assumptions described in the table.

		Twelve Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

	(In thousands)
PRO FORMA CASH AVAILABLE TO PAY DIVIDENDS
Net Income	$69,674	$60,194
Income Taxes	42,637	36,827
Interest Expense	73,266	73,266
Depreciation and amortization	81,638	84,592

EBITDA	267,215	254,879
Earnings from unconsolidated cellular partnerships	(3,258)	(1,578)
Impairment on investments in cellular partnerships	—	6,678
Other income and expense, net	62	7,193
Loss on discontinued operations	(108)	(108)
Management fees expensed	1,000	1,000
Other non-recurring items, as defined in the new credit facility	(2,204)	6,270

ADJUSTED EBITDA	262,707	274,334
Estimated cash interest expense(1)	(71,994)	(71,994)
Capital expenditures(2)	(69,850)	(68,131)
Estimated additional public company costs(3)	(2,500)	(2,500)
Cash income taxes	(1,100)	(1,100)

CASH AVAILABLE TO PAY DIVIDENDS	$117,263	$130,609

(1)	Reflects our anticipated cash interest expense under our new credit facility. Accordingly, assumes interest at a weighted average rate of % on $ million outstanding borrowings under the new term facility, a rate of % on the $ million outstanding balance under the new $100.0 million revolving credit facility and a 0.50% commitment fee on an average unused balance of $ million under the new revolving credit facility. Concurrently with this offering, we may issue senior notes and repay term loans outstanding under the new credit facility with the proceeds of such issuance. If we offer these senior notes, we expect that the rate at which interest accrues on amounts outstanding under the senior notes will be greater than the interest rates under our new credit facility, and therefore, although our total indebtedness would not change, our estimated cash interest expense would be greater than the amount presented on the table above.

(2)	Consists of capital expenditures of $69.9 million and $68.1 million for the year ended December 31, 2003 and the twelve months ended September 30, 2004, respectively. The majority of our capital expenditures relate to our telecommunications network. For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Cash Used in Investing Activities.”

(3)	Consists of estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees.

Assumptions and Considerations

Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the first full year following the closing of this offering will be at least $           million, and we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under our new revolving credit facility are reasonable. We considered numerous factors in establishing our belief concerning the minimum Adjusted EBITDA required to support our dividend policy and our belief that our minimum

Adjusted EBITDA for the first full year following the offering will be $           million, including the following factors:

•	Our Adjusted EBITDA for the twelve-month period ended September 30, 2004 was $274.3 million.

•	For fiscal years 2001, 2002 and 2003, our Adjusted EBITDA was $215.1 million, $240.6 million and $262.7 million, respectively.

•	For fiscal years 2002 and 2003 and for the twelve months ended September 30, 2004, we incurred $89.5 million, $69.9 million and $68.1 million, respectively, in capital expenditures. We expect capital expenditures for fiscal 2004 to be approximately $68.8 million and then decline to approximately $58.8 million in the year following this offering.

•	While our working capital balances varied over the past three years, there has not been a trend toward material working capital growth over that period.

•	We have analyzed the impact of our intention to pay dividends at the level described above on our operations and performance in prior years and have determined that our new revolving credit facility would have had sufficient capacity to finance any fluctuations in working capital and other cash needs, including the payment of dividends at the levels described above. We currently do not intend to borrow under our new revolving credit facility to pay dividends.

We have also assumed:

•	that our general business climate, including such factors as consumer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods; and

•	the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures.

If our Adjusted EBITDA for the first year following the closing of this offering were to fall below the $           million level (or if our assumptions as to capital expenditures or interest expense are too low, or if our assumptions as to the sufficiency of our new revolving credit facility to finance our working capital needs prove incorrect, or if other assumptions stated above were to prove incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under the new credit facility, to fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled “Risk Factors.”

As noted above, we have estimated our initial dividend level and the minimum Adjusted EBITDA required to pay dividends at that level only for the first full year following the closing. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future.

In accordance with our dividend policy, we intend to distribute, as dividends to our stockholders, a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness and capital expenditures. We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. Management currently has no specific plans to make a significant acquisition or to increase capital spending to expand our business materially. However, management will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to increase capital spending materially or for some other purpose, the board would be free to depart from or change our dividend policy at any time. Management currently does not anticipate pursuing growth opportunities, including acquisitions, unless they are expected to be at least neutral or accretive to our ability to pay dividends to the holders of our common stock.

Our intended policy to distribute rather than retain a significant portion of the cash generated by our business as regular quarterly dividends is based upon our current assessment of our financial performance, our cash needs and our investment opportunities. If these factors were to change based on, for example, regulatory, competitive or technological developments (which could increase our need for capital expenditures) or new investment opportunities, we would need to reassess that policy.

Restrictions on Payment of Dividends

Delaware Law

Under Delaware law, our board of directors may declare and pay dividends either out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board. Our board may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will pay dividends at the anticipated levels during the first year following this offering in compliance with Delaware law, our board will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future years, the board may seek opinions from outside valuation firms to the effect that our net profits or capital surplus is sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

New Credit Facility

Under the new credit facility, we expect that dividends will be restricted as follows:

•	Under the restricted payments covenant, we may use all of our available cash for the period (taken as one accounting period) from the first full fiscal quarter that starts after the date of the closing of the new credit facility to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such payment, plus certain incremental amounts described in the new credit facility, for the payment of dividends, but we may not in general pay dividends in excess of such amounts. We expect that “available cash” will be defined in the new credit facility as, on any date of determination, for the period commencing on the first day of the first full fiscal quarter that starts after the date of the closing of the new credit facility and ending on the last day of the fiscal quarter most recently ended for which a compliance certificate has been delivered, an amount equal to the sum (as calculated for us and our subsidiaries on a consolidated basis) of: (a) Adjusted EBITDA for such period minus (b) to the extent not deducted in the determination of Adjusted EBITDA, the sum of the following: (i) interest paid or accrued in such period (but not including amortization of deferred transaction costs or other non-cash interest expense); (ii) capital expenditures during such period (other than, if in excess of a certain amount, any thereof financed with the proceeds of permitted debt, and any thereof financed with equity or from the proceeds of permitted asset sales or casualty events); (iii) payments made for permitted acquisitions (other than any thereof financed with the proceeds of permitted debt or equity); (iv) certain other permitted investments; (v) scheduled principal payments, if any, during such period; (vi) mandatory prepayments required under the new credit facility made during such period, other than mandatory prepayments of swing line loans made to finance our investment in RTFC subordinated capital certificates; (vii) cash taxes paid during such period; (viii) costs and expenses associated with any permitted securities offering, investment, acquisition or debt offering (in each case, whether or not successful); and (ix) the cash cost of any extraordinary or unusual losses during such period; plus (c) to the extent not included in the determination of Adjusted EBITDA, interest and dividends received in cash.

•	We expect that under the new credit facility, we may only pay dividends if our total leverage ratio for the most recently ended fiscal quarter is equal to or less than to 1.0.

•	We may not pay any dividends if an event of default under the new credit facility has occurred and is continuing. In particular, we expect it will be an event of default if:

•	our total leverage ratio, as defined above, exceeds to 1.0; or

•	our interest coverage ratio for the four-quarter period ended on the last day of any fiscal quarter, is less than to 1.0.

See “Description of Certain Indebtedness— New Credit Facility” for a more complete description of the dividend restrictions contained in our new credit facility.

Senior Notes

We expect that the indenture that would govern any senior notes we may issue would contain restrictions on the payment of dividends that are no more restrictive than those contained in our new credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004:

•	on an actual basis;

•	on a pro forma as adjusted basis as if our debt recapitalization and our reorganization had occurred on that date; and

•	on a pro forma as adjusted basis as if in addition to our debt recapitalization and our reorganization, this offering, including the use of proceeds from this offering, had occurred on that date and that we had entered into the new credit facility on that date.

	As of September 30, 2004

		Pro Forma
		as Adjusted
		for the	Pro Forma
		Reorganization	as Adjusted
		and the Debt	for the
	Actual	Recapitalization	Offering

Cash and cash equivalents	$641	$17,669

Long-term debt, including current portion
Current maturities of long-term debt	43,031	13,360
Notes payable	13,765	13,765
Old credit facilities (long-term portion)	1,045,893	—
Existing senior subordinated notes	314,257	—
Capital leases	2,291	2,291
New credit facility(1)	—	1,588,300
Total long-term debt	1,419,237	1,617,716

Redeemable preferred interests	370,231	—

Stockholders’ equity
Limited liability company interests, no par or stated value	110,633	—
Common stock, $0.01 par value per share	—	396
Preferred stock, $0.01 par value per share	—	—
Additional paid-in capital	—	263,172
Accumulated deficit(2)	(28,195)	(98,950)
Accumulated other comprehensive loss	(7,371)	(7,371)
Treasury stock	(34)	—

Total common owners’ equity	75,033	157,247

Total capitalization	$1,865,142	$1,792,632

(1)	To the extent we issue senior notes concurrently with this offering and use the proceeds of such issuance to pay a portion of the term loans outstanding under the new credit facility, although our total long-term debt would not change, the amounts shown in the “Pro Forma as Adjusted” column in the table above with respect to the new credit facility would be reduced by the amount of senior notes we issue, and our long-term debt would include amounts owed under the senior notes.

(2)	In connection with the reorganization, management will receive in exchange for their outstanding equity interests resulting in compensation expense to us of approximately $ .

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of September 30, 2004 was approximately $           million, or $           per share of common stock. After giving effect to our receipt and intended use of approximately $           million of estimated net proceeds (after deducting estimated underwriting discounts and commissions and offering expenses) from our sale of common stock in this offering based on an assumed initial public offering price of $           per share of common stock (the midpoint of the range set forth on the cover page of this prospectus) our pro forma as adjusted net tangible book value as of September 30, 2004 would have been approximately $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share of our common stock to existing stockholders and an immediate dilution of $           per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this substantial and immediate dilution to new investors:

Per Share of
Common Stock

Initial public offering price per share of common stock	$
Net tangible book value per share as of September 30, 2004
Increase per share attributable to cash payments made by investors in this offering

Pro forma as adjusted net tangible book value after this offering	$

Dilution in net tangible book value per share to new investors	$

The following table sets forth on a pro forma basis as of September 30, 2004, assuming no exercise of the over-allotment option:

•	the total number of shares of our common stock to be owned by the existing equity holders and the total number of shares of our common stock to be owned by the new investors purchasing shares of common stock in this offering;

•	the total consideration to be paid by the existing equity holders and to be paid by the new investors purchasing shares of common stock in this offering; and

•	the average price per share of common stock to be paid by existing equity holders (cash and stock) and the average price per share of common stock to be paid by new investors purchasing shares of common stock in this offering:

Average
	Shares of Common				Price Per
	Stock Purchased		Total Consideration		Share of
Common
	Number	Percent	Amount	Percent	Stock

Existing equity holders		%	$	%	$
New investors		%		%

Total		100.0%	$	100.0%

SELECTED HISTORICAL FINANCIAL INFORMATION

Valor is a holding company and has no direct operations. Valor was formed for the sole purpose of reorganizing our corporate structure and consummating this offering. Valor’s principal assets are the direct and indirect equity interests of its subsidiaries. As a result, we have not provided separate historical financial results for Valor and present only the historical consolidated financial results of Valor Telecommunications, LLC. The selected historical consolidated financial information set forth below as of and for the period ended December 31, 2000, as well as the selected historical consolidated financial information as of and for the year ended December 31, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements. The selected historical consolidated financial information as of and for the nine months ended September 30, 2003 and 2004 is unaudited, has been prepared on the same basis as the audited statements, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for such period and our financial condition at such date. The financial information for the nine months ended September 30, 2003 and 2004 is not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. In addition, as described in more detail in “Business,” we acquired, at the time of our formation, select telephone assets from GTE Southwest Corporation. We refer to these properties as the “Acquired Businesses” and we believe the Acquired Businesses to be the predecessor of our company, prior to formation in 2000. This is because the Acquired Businesses, with the exception of our Kerrville business that was acquired by us in 2002, effectively include nearly all the businesses currently operated by us, and do not include any businesses that have been discontinued or sold. Accordingly, the selected historical financial information below includes the combined accounts of the Acquired Businesses as of and for the year ended December 31, 1999, as well as the combined accounts as of and for the period ended August 31, 2000. The combined accounts do not include any purchase accounting adjustments that occurred as a result of our acquisition of the Acquired Businesses in 2000.

The information in the following table should be read together with our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and the related notes, our unaudited consolidated financial statements for the nine months ended September 30, 2003 and 2004 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this prospectus.

	Predecessor Company(1)

		Period	Period				Nine Months Ended
	Year Ended	Ended	Ended	Year Ended December 31,			September 30,
	December 31,	August 31,	December 31,
	1999	2000	2000(2)	2001	2002(3)	2003	2003	2004

	(Dollars in thousands,
	except per owner unit data)		(Dollars in thousands, except per owner unit data)
Statement of Operations Data:
Operating revenues	$367,724	$260,933	$148,784	$424,916	$479,883	$497,334	$372,450	$379,279
Operating expenses	282,719	178,948	164,172	321,618	320,632	315,061	236,165	242,795
Operating income (loss)	85,005	81,985	(15,388)	103,298	159,251	182,273	136,285	136,484
Net income (loss) from continuing operations	57,434	50,678	(71,909)	(44,912)	19,763	58,125	36,975	25,171
Earnings per owners’ unit:(4)
Basic and diluted (loss) income from continuing operations:
Class A and B common interests	n/a	n/a	$(1.05)	$(0.58)	$0.22	$0.73	$0.45	$0.54
Class C interests	n/a	n/a	$—	$—	$0.09	$0.15	$0.12	$(0.29)
Basic and diluted net (loss) income:
Class A and B common interests	n/a	n/a	$(1.05)	$(0.77)	$0.17	$0.73	$0.45	$0.54
Class C interests	n/a	n/a	$—	$—	$0.09	$0.15	$0.12	$(0.29)
Cash Flow Data:
Net cash provided by operating activities	$154,279	$119,557	$16,197	$100,301	$150,383	$166,065	$132,461	$124,660
Net cash used in investing activities	$(85,109)	$(56,018)	$(1,821,699)	$(106,614)	$(216,773)	$(66,299)	$(50,551)	$(51,362)
Net cash provided by (used in) financing activities	$(69,170)	$(63,539)	$1,811,613	$8,117	$71,015	$(99,465)	$(81,971)	$(74,054)

	Predecessor Company(1)

		Period	Period				Nine Months Ended
	Year Ended	Ended	Ended	Year Ended December 31,			September 30,
	December 31,	August 31,	December 31,
	1999	2000	2000(2)	2001	2002(3)	2003	2003	2004

	(Dollars in thousands)		(Dollars in thousands)
Other Data:
Capital expenditures	$85,109	$56,018	$36,918	$107,869	$89,527	$69,850	$53,239	$51,520
Acquisition of Kerrville Communications Corporation(5)	–	–	–	–	$128,135	–	–	–
Depreciation and amortization(6)	$97,111	$64,103	$40,327	$110,843	$73,273	$81,638	$61,039	$63,993

	Predecessor Company(1)
			As of	As of			As of
	As of	As of	December 31,	December 31,			September 30,
	December 31,	August 31,
	1999	2000	2000(2)	2001	2002	2003	2004

	(Dollars in thousands)		(Dollars in thousands)
Balance Sheet Data:
Total assets	$573,681	$567,073	$1,935,695	$1,913,057	$2,062,404	$2,039,043	$2,012,865
Long-term debt (including current maturities)	–	–	$1,440,643	$1,469,420	$1,544,285	$1,463,973	$1,405,472
Notes payable	–	–	$70	$10,197	$1,175	$6,687	$13,765
Redeemable preferred interests	–	–	$370,231	$370,231	$370,231	$370,231	$370,231

(1)	The selected historical financial information presented for the Predecessor Company above was derived from unaudited financial statements prepared on a carve-out basis by GTE Southwest Corporation (the “Carve-Out Financial Statements”). This information reflects the results of operations and financial position of the Acquired Businesses for the year ended December 31, 1999 and for the period beginning January 1, 2000 through our acquisition date of these businesses. We acquired GTE’s business in Oklahoma on July 1, 2000 and GTE’s businesses in Texas, New Mexico and Arkansas on September 1, 2000.

(2)	Our consolidated financial statements for the period ended December 31, 2000 include the results of operations for the businesses we acquired from GTE in Texas, Oklahoma, New Mexico and Arkansas beginning on the date of acquisition, as well as certain start-up costs that we incurred prior to commencing operations.

(3)	We acquired all the outstanding common stock, preferred stock and common stock equivalents of Kerrville Communications Corporation (“KCC”) on January 31, 2002 and have included the assets, liabilities and results of operations of KCC from that date.

(4)	Per unit data is not applicable with respect to periods covered by our Predecessor’s Carve-Out Financial Statements.

(5)	Reflects the purchase price for our acquisition of KCC, net of cash acquired. Excludes $1,724,119 we paid to purchase predecessor businesses in 2000.

(6)	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, we discontinued the amortization of goodwill. Amortization expense associated with goodwill was $20,529 for the period ended December 31, 2000 and $53,900 for the year ended December 31, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Statement Regarding Forward-Looking Statements” for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are one of the largest providers of telecommunications services in rural communities in the southwestern United States and the seventh largest independent telephone company in the country. As of September 30, 2004, we operated approximately 548,000 telephone access lines in primarily rural areas of Texas, Oklahoma, New Mexico and Arkansas. We believe that in many of our markets we are the only service provider that offers customers an integrated package of local and long distance voice, high-speed data and Internet access as well as a variety of enhanced services such as voicemail and caller identification. We generated revenues of $497.3 million in the year ended December 31, 2003 and $379.3 million in the nine months ended September 30, 2004.

We formed our company in connection with the acquisition in 2000 of select telephone assets from GTE Southwest Corporation, which is now part of Verizon. Our formation was orchestrated by our equity sponsors Welsh, Carson, Anderson & Stowe, or WCAS, Vestar Capital Partners, Citicorp Venture Capital, Anne K. Bingaman and other individuals.

The rural telephone businesses that we own have been operating in the markets we serve for over 75 years. Since our inception, we have acquired the local telephone company serving Kerrville, Texas and we have invested substantial resources to improve and expand our network infrastructure to provide high quality telecommunications services and superior customer care. We believe that we are well positioned for future revenue and cash flow growth through both expanded service offerings and acquisitions. In November 2004, the Company acquired certain high speed internet and dial-up internet assets along with the related customers and revenues. The assets are located generally in West Texas and Southeastern New Mexico. The purchase price consisted of $1.5 million in cash and the assumption of $0.4 million of leases.

Access lines are an important element of our business. Historically, rural telephone companies have experienced consistent growth in access lines because of positive demographic trends, insulated rural local economies and little competition. Recently, however, many rural telephone companies have experienced a loss of access lines due to challenging economic conditions, increased competition from wireless providers, competitive local exchange carriers and, in some cases, cable television operators. We have not been immune to these conditions. We have been able to mitigate the access line loss through plant improvements, bundling services, win-back programs, increased community involvement and a variety of other programs.

Despite our net losses of access lines, we have generated growth in our revenues each year since our inception in 2000. We have accomplished this by providing our customers with services not previously available in most of our markets such as enhanced voice services and data services, including digital subscriber lines, or DSL, and through acquisitions.

We are subject to regulation primarily by federal and state government agencies. At the federal level, the Federal Communications Commission, or FCC, has jurisdiction over interstate and international telecommunications services. State telecommunications regulators exercise jurisdiction over intrastate telecommunications services. We operate under price cap regulation at the federal level and at the state level in Texas and New Mexico. We are regulated as a rural telephone company in Oklahoma. We are regulated on a rate of return basis in Arkansas. For a more extensive discussion of regulatory matters, see “Risk Factors—Regulatory Matters” and “Regulation.”

Reorganization

Immediately prior to and in connection with the consummation of this offering, we will reorganize our corporate structure. Our existing equity holders currently own equity interests in Valor Telecommunications, LLC, or VTC, and Valor Telecommunications Southwest, LLC, or VTS. VTC also currently holds all of the outstanding equity interests of Valor Telecommunications Southwest II, LLC, or VTS II. As part of this reorganization, our existing equity holders will contribute their equity interests in VTC and VTS to us in exchange for                     shares of common stock. As a result of this reorganization, each of VTC, VTS and VTS II will be either a direct or indirect wholly-owned subsidiary of Valor Communications Group, Inc. See “Detailed Transaction Steps” on page 86.

Impact of Our Reorganization and this Offering on Our Results of Operations and Liquidity

Results of Operations. We have recorded a substantial number of one-time expenses related to our reorganization, the debt recapitalization and this offering, including the following:

•	$5.0 million in compensation expense associated with the payment made to our former CEO upon the termination of his previous employment agreement; and

•	$18.0 million in expenses associated with our agreement to repurchase minority interests in our wholly-owned subsidiaries Valor Telecommunications Southwest, LLC, a Delaware limited liability company, and Valor Telecommunications Southwest II, LLC, a Delaware limited liability company from a group of the individual investors.

In addition, we expect to record the following expenses:

•	$ in compensation expense associated with management’s exchange of all of their equity interests in Valor Telecommunications, LLC for an aggregate of ;

•	$44.9 million in interest expense from the write-off of deferred financing costs associated with our existing indebtedness;

•	$ in legal fees and other miscellaneous expenses associated with our reorganization, repayment of existing indebtedness and this offering;

•	$5.0 million in compensation expense for cash transaction bonuses paid to members of our management team in connection with our debt recapitalization; and

•	$1.3 million in compensation expense for the portion of cash transaction bonuses that will be paid upon the consummation of this offering to members of our management team in connection with this offering.

We will incur higher expenses as a public company after the consummation of this offering. These expenses will include additional accounting and finance expenses, audit fees, legal fees and increased premiums for director and officer liability insurance coverage. We estimate that these additional expenses will be approximately $2.5 million annually. We also intend to implement a new management compensation plan that will increase compensation expense approximately $5.5 million in 2005 and 2006. Furthermore, to the extent we issue any senior notes, we expect the legal fees and other miscellaneous expenses shown above to increase.

Liquidity. Upon completion of this offering, our board of directors will adopt a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders, rather than retaining all such cash for other purposes. In accordance with this dividend policy, we currently intend to pay an initial dividend of $            per share on or about                          , 2005 and to continue to pay quarterly dividends at an annual rate of $            per share for the first full year following the closing of this offering. We expect the aggregate impact of this

dividend policy in the year following the offering to be $          . The cash requirements of the expected dividend policy are in addition to the debt service requirements discussed below in Results of Operations. We expect that the cash requirements discussed here and below in Results of Operations will be funded through cash flow generated from the operations of our business. We will also have access to the $100 million new revolving credit facility to supplement our liquidity position as needed.

Regulatory Matters

We operate in a regulated industry, and the majority of our revenues comes from the provision of regulated telecommunications services, including state and federal support for the provision of telephone services in high-cost rural areas. To further the public policy of providing universal and comparable telecommunications services throughout the United States, state and federal regulatory bodies have historically given support to rural telephone companies to offset the high costs of providing telecommunications services in rural areas. Operating in this regulated industry means that we are also generally subject to certification, service quality, rate regulation, tariff filing and other ongoing regulatory requirements by state and federal regulators.

State Regulation. We operate in Texas, Oklahoma, New Mexico and Arkansas and each state has its own regulatory framework for intrastate services.

In Texas, most of our operations are subject to price caps on our basic telecommunications services, while we maintain pricing flexibility on some non-basic services. While the Texas regulatory structure under which we operate will become subject to review and renewal in late 2005, we do not expect a material change in the benefits we have under current regulation. In addition, on November 23, 2004, the Public Utility Commission of Texas approved a stipulation that settled our pending application for the imposition of an expanded local calling surcharge. The expanded local calling surcharge compensates us for the costs and lost revenues associated with replacing long distance routes between selected towns with flat rated service. We have collected interim surcharges per month since May 2003 through November 2004 totaling $4.1 million. Pending approval of the stipulation, the surcharges billed to customers were refundable. As a result, we deferred revenue recognition of these surcharges. Due to stipulation approval in November 2004, we will record a one-time revenue item of $4.1 million for the period from May 2003 through November 2004. The terms of the stipulation provide that we cannot request an additional surcharge after the current surcharge expires on December 31, 2005.

In New Mexico, we operate under an Alternative Form of Regulation Plan that is specific to our company. The Plan was adopted in 2000 and will expire on March 31, 2006. During its term, the Plan provides for a freeze on the prices of our intrastate telecommunications services, requires us to invest $83 million in capital in New Mexico, provides for a streamlined tariff approval process and prescribes quality of service standards, including penalties for failure to meet certain service levels. Under the Plan in 2005, we will be able to increase our prices for optional services by 10% if we have met certain quality service standards.

Recently enacted legislation mandates that the New Mexico Public Regulation Commission adopt rules tailored to the size and market demographics of local exchange carriers like our company that have between 50,000 and 375,000 access lines and flexible rules that allow pricing freedoms on retail services. It also mandates the streamlining of rules governing the introduction and withdrawal of tariffs and the packaging and bundling of services. Therefore, we will not have to renegotiate and renew our current Plan.

In Oklahoma, legislation was enacted in May 2004 that will regulate us a rural telephone company thereby allowing us significant pricing freedom for our basic services and reducing our costs of regulation.

We also operate under rate of return regulation in the provision of intrastate telecommunications services in Arkansas. We operate approximately 17,000 access lines in Texarkana, Arkansas, which is our only market in Arkansas. Pursuant to an agreement with the Arkansas Public Service Commission, our Arkansas tariffs mirror the prices charged for retail services in our Texas tariffs.

Federal Regulation. Most of our interstate access revenues are regulated pursuant to the FCC’s price cap rules. Generally, these rules establish an upper limit for access prices, but allow annual formula-based adjustments and limited pricing flexibility. In 2000, the FCC adopted the Coalition for Affordable Local and Long Distance Service, or CALLS plan, an integrated interstate access reform and universal service framework for price cap local exchange carriers. The CALLS plan allowed subscriber line charges billed to end users to rise, but forced substantial decreases in access charges billed to long distance carriers. The CALLS plan will expire in mid-2005, unless extended by the FCC. We are actively participating in discussions with other industry parties aimed at developing a consensus proposal on inter-carrier compensation that would replace the CALLS plan. In October 2004, we joined with eight other carriers, collectively known as the Intercarrier Compensation Forum, to file a specific reform proposal with the FCC. The outcome of the FCC’s proceeding is uncertain, but it could result in significant changes to the way in which we receive compensation from other carriers and our customers. At this time, we cannot estimate whether the FCC or Congress will reform the current system, or, if so, whether and to what extent any changes will affect our access charge revenues or other inter-carrier compensation revenues.

Universal Service Fund

In furtherance of public policy, we receive Universal Service Fund, or USF, revenues from the State of Texas and the federal government to support the high cost of providing telecommunications services in rural markets.

Texas Universal Service Fund. The Texas Universal Service Fund, or the Texas USF, supports eligible telecommunications providers that serve high cost markets. We received $103.1 million from the Texas USF in 2003, representing 20.7% of total revenues for that year and we received $76.8 million from the Texas USF during the nine months ended September 30, 2004, representing 20.2% of total revenues for that period. Texas USF is promulgated under a statute that will become subject to review and renewal in late 2005. We expect that the Texas Legislature will renew the statute or replace it with a similar law that will not materially change the benefits we receive under the current regulatory structure.

Federal Universal Service Fund. The federal USF revenue we receive helps to offset interstate access charges, defrays the high fixed switching costs in areas with fewer than 50,000 access lines and provides support where our average cost per line exceeds 115% of the national average cost per line. In 2003, we received $16.7 million, or 3.4% of our total revenues, in federal USF support and in the nine months ended September 30, 2004, we received $14.0 million, or 3.7% of our total revenues, in federal USF support. On June 8, 2004, the FCC issued a Notice of Proposed Rulemaking seeking comment on a recommended decision of the Federal-State Joint Board on Universal Service, or Joint Board. The Joint Board recommended that the FCC adopt permissive federal guidelines for states to consider in proceedings to designate competitive carriers as eligible to receive universal service support, and it further recommended that the FCC limit the scope of high-cost support to a single connection that provides a subscriber access to the public telephone network. The FCC has until February 27, 2005 to act on these recommendations. On August 16, 2004, the Joint Board issued a notice seeking comments on several issues relating to high-cost universal service support mechanisms for rural carriers and the appropriate rural mechanism to succeed the five-year plan that the FCC created in 2001. Issues under consideration include: the appropriate cost basis for determining support levels for rural carriers, whether to modify the definition of rural carrier and the amount of universal service support available for acquired exchanges. The outcome of these proceedings or other legislative or regulatory changes could affect the amount of federal universal service support that we receive, and could have an adverse effect on our business, revenue or profitability.

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management continually evaluates its estimates and judgments including those related to revenue recognition, allowance for doubtful accounts, pension and postretirement benefits, accounting for goodwill and intangible assets, and estimated useful lives of property, plant and equipment. Actual results may differ from these estimates. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity. (See Note 2 to the consolidated financial statements for a complete discussion of our significant accounting policies.)

Revenue Recognition. Revenue is recognized when evidence of an arrangement between our customer and us exists, the earnings process is complete and collectibility is reasonably assured. The prices for most services are filed in tariffs with the appropriate regulatory bodies that exercise jurisdiction over the various services.

Basic local services, enhanced calling features such as caller identification, special access circuits, long distance flat rate calling plans, and most data services are billed one month in advance. Revenue for these services is recognized in the month services are rendered. The portion of advance-billed revenue associated with services that will be delivered in a subsequent period is deferred and recorded as a current liability under “Advance billings and customer deposits” in the Consolidated Balance Sheets.

Amounts billed to customers for activating service are deferred and recognized over the average life of the customer. The costs associated with activating such services are deferred and are recognized as an operating expense over the same period. Costs in excess of revenues are recognized as an operating expense in the period of activation.

Revenues for providing usage based services, such as per-minute long distance service and access charges billed to long distance companies for originating and terminating long distance calls on our network, are billed in arrears. Revenues for these services are recognized in the month services are rendered.

Universal Service revenues are government-sponsored support received in association with providing service in mostly rural, high-cost areas. These revenues are typically based on information provided by us and are calculated by the government agency responsible for administering the support program and are recognized in the month the service is performed.

Allowance for doubtful accounts. In evaluating the collectibility of accounts receivable, we assess a number of factors, including a specific customer’s or carrier’s ability to meet its financial obligations, the length of time the receivable has been past due and historical collection experience. Based on these assessments, we record both specific and general reserves for uncollectible accounts receivable to the amount we ultimately expect to collect from customers and carriers. If circumstances change or economic conditions worsen such that our past collection experience is no longer relevant, our estimate of the recoverability of accounts receivable could be further reduced from the levels reflected in the accompanying consolidated balance sheet.

Pension and postretirement benefits. The amounts recognized in the financial statements related to pension and postretirement benefits are determined on an actuarial basis utilizing several critical assumptions.

A significant assumption used in determining our pension and postretirement benefit expense is the expected long-term rate of return on plan assets. In 2003, we used an expected long-term rate of return of 8.5%. We continue to believe that 8.5% is an appropriate rate of return for our plan assets given our investment strategy and will continue to use this assumption for 2004. The projected portfolio mix of the plan assets is developed in consideration of the expected duration of related plan obligations and as such is more heavily weighted toward equity investments, including public and private equity positions. Our investment policy is to invest 55-75% of the pension assets in equity funds with the remainder being invested in fixed income funds and cash equivalents. The expected return on plan assets is determined by applying the expected long-term rate of return to the market-related value of plan assets. The actual return on our equity portfolio has been significantly below expected return levels due to overall equity market conditions in 2001 and 2002.

Another significant estimate is the discount rate used in the annual actuarial valuation of pension and postretirement benefit plan obligations. In determining the appropriate discount rate at year-end, we considered the current yields on high quality corporate fixed-income investments with maturities corresponding to the expected duration of the benefit obligations. As of December 31, 2003, we reduced the discount rate by 45 basis points to 6.05%.

For the nine months ended September 30, 2004, we have contributed $4.7 million to our pension plan and $0.3 million to our other postretirement benefits plan. We expect to contribute $6.5 million to our defined benefit pension plan in September 2005.

Goodwill and Intangible Assets. During 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, which requires that effective January 1, 2002, goodwill recorded in business combinations cease amortizing. SFAS 142 requires that goodwill be reviewed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the fair value of the reporting unit is less than the carrying value, the second step of the goodwill impairment test calculation is performed to measure the amount of the impairment charge. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the implied fair value of goodwill is less than its carrying value, goodwill must be written down to its implied fair value.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows. This approach uses significant estimates and assumptions including projected future cash flows (including timing) and the selection of a discount rate that reflects the risk inherent in future cash flows.

Upon completion of our initial assessment in May 2002, and our annual assessments in the third quarters of 2002, 2003 and 2004, we determined that no write-down in the carrying value of goodwill was required.

Useful Life of Property, Plant and Equipment. We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. The majority of our telecommunications plant, property and equipment is depreciated using the group method, which develops a depreciation rate based on the average useful life of a specific group of assets, rather than the individual asset as would be utilized under the unit method. The estimated life of the group is based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than anticipated, the life of the group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation expense in future periods. We review these types of assets for impairment when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairment, we follow the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144, utilizing cash flows which take into account management’s estimates of future operations.

Redeemable Preferred Interests and Phantom Stock Units. We are required to make an estimate of the fair value of our Redeemable Preferred Interests in order to determine the carrying value of the liability at the balance sheet date. In addition, we are required to make an estimate of the fair value of our Phantom Stock Units in order to determine the appropriate related compensation expense. We estimate the fair value of these items by initially determining an overall enterprise value and allocating the enterprise value to the various preferred and common equity components that impact the determination of the fair value of the Redeemable Preferred Interests and the Phantom Stock Units. The enterprise value is estimated through a combination of a discounted cash flow analysis and an enterprise comparability analysis to publicly traded companies in the same industry classification. We expect that after the reorganization of our corporate structure, we will not be required to make an estimate of fair value of these items because both the Redeemable Preferred Interests and the Phantom Stock Units will be exchanged for common stock.

Consolidated Results of Operations

Operating Revenues

The following table sets forth our total average revenue per access line:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

Total revenue (in thousands)	$424,916	$479,883	$497,334	$372,450	$379,279
Average access lines	552,316	574,922	564,027	565,049	552,335
Average revenue per access line per month	$64.11	$69.56	$73.48	$73.24	$76.30
Average long distance subscribers	31,117	96,428	159,574	158,635	201,287

Local Service—We derive revenues from providing local exchange telephone services to both residential and business customers, including monthly recurring charges from basic service such as local dial-tone and enhanced services such as caller identification, voicemail and call waiting and non-recurring charges for service activation and reconnection of service.

Data Services—Revenues are derived from monthly recurring charges for DSL, private lines, Internet and other data related services.

Long Distance Services—Revenues are derived from usage charges assessed on long distance and local toll calls and from revenue on flat rate calling plans.

Access Services—Network access revenues include switched access, special access, and end user charges. Switched access represents use sensitive charges to long distance companies for access to our network in connection with the completion of interstate and intrastate long-distance calls. Special access represents dedicated circuits, which are typically purchased by long distance companies. End user charges are monthly flat-rate charges assessed on access lines.

Universal Service Fund, or USF—We receive monthly payments from state and federal government-sponsored support associated with providing basic telephone services generally in rural, high cost areas.

Other Services—Other revenues primarily represent sales of customer premise equipment, or CPE, directory advertising, unbundled network elements and billing and collection fees.

The following table sets forth our revenues for the periods shown:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Local service	$132,514	$147,130	$156,369	$117,671	$116,305
Data services	17,927	20,741	20,990	15,427	18,592
Long distance services	14,652	22,961	30,816	22,309	28,173
Access services	119,421	133,037	132,047	99,328	96,301
Universal Service Fund	116,305	121,607	119,727	90,476	90,759
Other services	24,097	34,407	37,385	27,239	29,149

	$424,916	$479,883	$497,334	$372,450	$379,279

The following table sets forth several key metrics:

	As of December 31,			As of September 30,

	2001	2002	2003	2003	2004

Total access lines	551,599	571,308	556,745	558,790	547,925
Long distance subscribers	62,234	130,622	188,526	186,648	214,048
Penetration rate of total access lines	11%	23%	34%	33%	39%
DSL subscribers	511	3,510	8,779	7,803	16,521
Penetration rate of total access lines	0%	1%	2%	1%	3%

Consolidated Revenues

Our consolidated revenues increased $6.8 million, or 1.8% in the first nine months of 2004, as compared to the same period in 2003. In addition, our consolidated revenues increased $17.5 million, or 3.6%, in 2003 and $55 million, or 12.9%, in 2002. Excluding the effect of the KCC acquisition, which occurred in January 2002, revenues increased $29.5 million, or 6.9%, in 2002. Telephone access lines are an important element of our business. The monthly recurring revenue we generate from end users, the amount of traffic that traverses our network and related access charges generated from other carriers, the amount of USF revenue received, and most other revenue streams are directly related to the number of access lines in service. Excluding the effect of the KCC acquisition, we have lost access lines in each of the last two years. We have been able to generate increases in our revenue in each of the last two years by executing a strategy of selling additional services to existing customers and increasing average revenue per line through a combination of new product offerings and bundling of various services. New product offerings include DSL, long distance and other enhanced calling features. The increases in revenue related to this strategy have more than offset the declines in revenue that we have experienced from access line losses. If we continue to lose access lines or if we are unable to continue to successfully execute our strategy, it could slow the rate of our revenue growth or cause our revenue to decline, either of which could have an adverse effect on our results of operations and financial condition.

Competition from wireless service providers is intensifying as the coverage of their networks improves and the price of their product offerings continues to become more attractive to consumers in our markets. In addition, as voice over internet protocol, or VoIP, becomes a more viable product, new competitors could enter our markets and existing competitors could become more formidable. More specifically, cable television operators in some of our markets already offer a broadband product in the form of a high-speed cable modem. VoIP could allow them to offer telephony services to our customers that would bypass our network altogether. If these cable television operators or any other competitors were to successfully offer a VoIP product in any of our markets, we could lose a significant amount of our access lines and revenues in those markets.

Reflecting a general trend in the rural local exchange carrier industry, the number of access lines that we serve as an incumbent local exchange carrier has been decreasing. We expect that this trend may continue for the near term. In our largest market in which we serve 74,000 access lines, the incumbent local cable television operator has begun offering an alternative local telephone service. We may experience continued pressure on overall access line counts as a result of this activity.

We will attempt to continue to execute our strategy of increasing revenues per access line through the selling of bundled product offerings that include long distance and DSL. We have implemented a number of initiatives to gain new access lines, and retain existing access lines, including the offering of discounts to customers who agree to take service from us for a one-year period, the offering of a “triple play” bundle that includes satellite television services billed on our bill, and promotional offers, including discounted second lines. Also, and as more fully described in “Business - Business Strategy,” we hope to retain existing customers through the provision of compelling service offerings and high quality customer service. These efforts may act to mitigate the financial impact of any access line loss we may experience. However, if these actions fail to mitigate access line loss, or we experience a higher degree of access line loss, it could have an adverse impact on our revenues and earnings.

For a more extensive discussion of risks related to loss of access lines, see “Risk Factors—Risks Relating to Our Business.”

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Local Service Revenues. Local service revenue decreased $1.4 million to $116.3 million in the first nine months of 2004 from $117.7 million during the same period in 2003. Revenue from the provision of basic service decreased $1.3 million primarily as a result of access line loss. Revenue from extended area services decreased by $0.9 million due to the termination of an agreement we had with another carrier whereby we were compensated for terminating extended area local calls that originated on their network to our customers. The decrease is partially offset by an increase of $0.3 million in sales of enhanced services. The remaining $0.5 million change is due to various other items.

Data Services Revenues. Data services revenues increased $3.2 million, or 21%, to $18.6 million from $15.4 million in the first nine months of 2003. DSL revenues increased $2.2 million as the number of DSL subscribers grew to 16,521 at September 30, 2004. This represents a 112% increase compared to the number of DSL subscribers at September 30, 2003. Revenue for providing dial-up internet access increased $0.7 million as a result of an increase in the subscriber base.

Long Distance Services Revenues. Long distance services revenue increased $5.9 million, or 26%, to $28.2 million in the first nine months of 2004 from $22.3 million during the same period in 2003. Revenues from our flat rate plans and direct-dialed long-distance products increased $3.2 million as a result of adding an average of 43,000 subscribers and $3.4 million as a result of an increase to the monthly recurring rate. These increases were partially offset by a reduction of $0.6 million related to local toll calling customers switching to alternate lower cost service providers and lower calling card revenue.

Access Services Revenues. Access services revenues decreased $3.0 million, or 3%, to $96.3 million in the first nine months of 2004 from $99.3 million during the same period in 2003. Switched access revenue decreased $2.8 million, which was primarily attributable to lower access rates. Revenues decreased an additional $0.6 million as a result of the termination of a contract in which we provided dedicated facilities on one of our microwave towers. These two decreases were partially offset by a $0.4 million increase in end user access charges which was driven by a rate increase.

USF Revenues. USF revenues increased $0.3 million to $90.8 million in the first nine months of 2004, as a result of higher Federal USF.

Other Services Revenues. Other services revenues increased $1.9 million, or 7%, to $29.1 million in the first nine months of 2004 from $27.2 million during the same period in 2003. $1.2 million of this increase stemmed from the leasing of additional facilities by competitive local telephone companies to deliver service to their customers in our markets.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Local Service Revenues. Local service revenue increased $9.3 million, or 6%, to $156.4 million in 2003 from $147.1 million in 2002, despite declining access lines during the period. Revenue from the provision of basic service decreased $2.3 million primarily as a result of access line loss. This access line related loss was more than offset by an increase of $9.0 million in enhanced services, primarily resulting from our bundle strategy. The remainder of the increase was from activation and reconnection charges.

Data Services Revenues. Data services revenues improved 1% in 2003 to $21.0 million from $20.7 million in 2002. DSL revenues increased $1.8 million and other data revenue increased $1.7 million. The number of DSL subscribers grew by 5,269 during the year. The increase in the number of DSL subscribers represents a 150% increase from 2002. We have been able to grow our data services revenue despite the loss of substantially all the revenue from one of our large Internet service provider customers. The loss of this customer represented a $3.2 million decrease in revenue during 2003.

Long Distance Services Revenues. Long distance services revenue increased $7.8 million, or 34%, to $30.8 million in 2003 from $23.0 million in 2002. Our flat rate plans and direct-dialed long-distance products increased $10.1 million. This increase was partially offset by a reduction in local toll revenue of $2.3 million, or 37%, compared to the previous year. This results primarily from customers switching to one of our new plans offering toll-free local calling or switching to alternate lower cost service providers.

Access Services Revenues. Access services revenues declined $1.0 million to $132.0 million in 2003 from $133.0 million in 2002. Switched access revenue decreased approximately $4.8 million, which was primarily attributable to lower access rates. Lower switched access revenue was partially offset by higher special access and end user revenues. Special access revenues increased by $1.6 million as the demand for special circuits ordered by interexchange carriers to transport their customers’ voice and data traffic continue to improve. End user revenues increased by $2.2 million, of which $3.8 million was due to an increase in rates, offset by a $1.6 million reduction resulting from a loss in access lines.

USF Revenues. USF revenues declined $1.9 million, or 2%, to $119.7 million in 2003 from $121.6 million in 2002. Texas State USF declined $1.1 million in 2003 compared to 2002 as a result of a loss in access lines.

Other Services Revenues. Other services revenue increased $3.0 million, or 9%, to $37.4 million. $2.4 million of this increase was related to competitive local telephone companies leasing additional facilities to service their customers in our markets. The remaining $0.6 million increase was due primarily to higher directory advertising and other miscellaneous items.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Local Service Revenues. Local service revenue increased $14.6 million, or 11%, to $147.1 million in 2002 from $132.5 million in 2001. Comparing access lines at December 31, 2002 to December 31, 2001, access lines increased 19,709. $4.9 million of the revenue increase and 27,237 of the access line increase was related to our acquisition of Kerrville Communications Corporation, or KCC, in 2002.

Excluding the effects of the KCC acquisition, access lines declined 7,828, or 1.4%, most of which occurred near the end of the year. As a result, this decline had a minimal effect on our 2002 revenues. Revenues excluding the acquisition of KCC increased $9.7 million, or 7.3%. $4.2 million of this increase was related to sales of enhanced services, primarily as a result of our bundled products which we began marketing during 2002. Other increases to local service revenues include $3.4 million in activation and reconnection charges and $2.1 million of other miscellaneous increases.

Data Services Revenues. Data services revenues increased $2.8 million, or 16%, to $20.7 million in 2002 from $17.9 million in 2001. $2.5 million of the increase was related to our acquisition of KCC in 2002. The remaining increase was due substantially to our efforts to increase the number of DSL subscribers in our markets and sales of other data products.

Long Distance Services Revenues. Long distance services revenue increased $8.3 million, or 57%, to $23.0 million in 2002 from $14.7 million in 2001. $1.7 million of the revenue increase and approximately 8,400 of the long distance subscriber increase was related to our acquisition of KCC in 2002.

Excluding the effects of the KCC acquisition, revenue from our flat rate plans and direct-dialed long-distance products increased $8.7 million as a result of the number of long distance subscribers increasing by 96% to 122,257 from 62,234 at the end of 2001. This increase was partially offset by a reduction in local toll revenue of $2.1 million. This reduction in local toll results primarily from customers switching to one of our new plans offering toll-free local calling or switching to alternate lower cost service providers.

Access Services Revenues. Access services revenues increased $13.6 million, or 11%, to $133.0 million from $119.4 million for 2002 and 2001, respectively. $8.3 million of the revenue increase was attributable to the acquisition of KCC.

Excluding the effects of the KCC acquisition, access services revenues increased $5.3 million in 2002 as compared to 2001. Higher special access revenues contributed $7.9 million of the increase as inter-exchange carriers purchased special circuits to transport their customers’ voice and data traffic and from fulfilling pent-up demand for circuits in our exchanges. Adding to the increases in access services revenue in 2002 were higher subscriber line charges of $3.6 million. These increases were offset by lower switched access revenue. Switched access revenue declined by $6.2 million, or 10%, compared to the previous year.

USF Revenues. USF revenues increased $5.3 million, or 5%, to $121.6 million in 2002 from $116.3 million in 2001. $4.1 million of the increase was related to our acquisition of KCC in 2002. The remaining $1.2 million increase was due primarily to higher net federal USF support, partially offset by lower Texas state USF as a result of our declining access lines in Texas.

Other Services Revenues. Other services revenue increased $10.3 million, or 43%, to $34.4 million in 2002 from $24.1 million in 2001. $4.0 million of the increase was related to our acquisition of KCC in 2002. Equipment sales increased $4.0 million from a mix of sales of large systems to business customers, sales of individual phone sets, and other small items. Other miscellaneous items contributed the remaining increase of $2.3 million.

  Operating Expenses

Cost of Service. Cost of service includes operational costs of owning and operating our facilities, cost of leasing other facilities to interconnect our network, access charges paid to third parties to transport and terminate toll calls, and the cost of sales of customer premise equipment.

Selling, General and Administrative. Selling, general and administrative expenses represent the cost of billing our customers, operating our call centers, performing sales and marketing activities in support of our efforts to grow revenues, and other general corporate support activities.

Depreciation and Amortization. Depreciation and amortization includes depreciation of our communications network and equipment and amortization of goodwill through December 31, 2001. The following table sets forth operating expenses for the periods shown:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Cost of service	$105,357	$113,891	$106,527	$80,698	$78,704
Selling, general and administrative	105,418	133,468	126,896	94,428	100,098
Depreciation and amortization	110,843	73,273	81,638	61,039	63,993

	$321,618	$320,632	$315,061	$236,165	$242,795

Consolidated Operating Expenses

Our consolidated operating expenses increased by $6.6 million, or 3% in the first nine months of 2004 as compared to the same period in 2003. This increase was primarily attributable to a $5.7 million increase in our selling, general and administrative expenses and $3.0 million increase in depreciation and amortization expense, which was partially offset by $2.0 million decrease in cost of service.

Our consolidated operating expenses decreased $5.6 million, or 2%, in 2003 primarily due to our recovery of previously written off receivables associated with MCI Worldcom’s bankruptcy and improvements in maintenance and operating costs resulting from improvements we have made to our network infrastructure. Our consolidated operating expenses were essentially flat in 2002 compared to 2001. There were substantial increases in some categories of operating expenses in 2002 primarily caused by our January 2002 acquisition of KCC, increased bad debt expense we incurred on receivables we wrote off resulting from MCI Worldcom’s 2002 bankruptcy filing, the staffing of personnel in our call centers, and access charges paid to third parties to transport and terminate long distance calls. These expense increases were offset by a reduction of $53.9 million in amortization expense due to the adoption of FASB 142 in 2002. FASB 142 directed companies to annually test goodwill for impairment rather than amortize goodwill systematically to earnings.

There are a number of factors that could cause our expenses to increase in the future, including but not limited to:

•	If we were to determine that our goodwill were to become impaired we would be required to write-off the impaired amount under the provisions of FASB 142;

•	Our ability to successfully negotiate a new collective bargaining agreement with the Local 6171 and Local 7019 of the Communications Workers of America. The current contracts expire on February 28, 2005 and February 14, 2006;

•	Increasing costs of providing healthcare and postretirement benefits to our existing and former employees;

•	On October 29, 2004, we announced a workforce reduction of 72 employees. The reduction is a result of new operating efficiencies due to our investments in new customer service technologies and plant improvements, and competitive challenges in our industry. As a result of the reduction, we will record a restructuring charge in the fourth quarter of 2004 of $0.7 million representing termination benefits to be paid to the terminated employees. The termination benefits are expected to be substantially paid by December 31, 2004.

•	In connection with the proposed offering, we will assess our current management compensation plans to coincide with that of a public company. Implementing these plans could result in additional costs;

•	Increased costs associated with our responsibilities as a public company; and

•	The increased presence of competitors in our markets and incremental costs we might incur to retain our existing customers or implement new product offerings.

Our inability to effectively manage any or all of these items could cause our operating expenses to increase in the future and have an adverse effect on our results of operations and financial condition.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Cost of Service. Cost of service decreased $2.0 million, or 2%, to $78.7 million in the first nine months of 2004 from $80.7 million during the same period in 2003. This decrease was attributable to, among other factors, costs for external circuits and network capacity, which declined $1.9 million as a result of efficiencies gained from upgrades we made to our network. In addition, costs to maintain and operate our network declined $0.9 million as a result of the investment we made in our telecommunications infrastructure. Furthermore, a favorable change in estimate from a previously recorded loss contingency caused a reduction of $0.9 million, and variable costs associated with equipment sales declined $0.6 million. Finally, there was a $0.7 million decrease in the amounts that we pay to cellular carriers for traffic settlements.

Offsetting the above noted decreases was a $2.8 million increase in access charges paid to third parties related to the increase in usage from our increasing long distance subscriber base and $0.6 million increase in employee related benefit costs.

Selling, General and Administrative. Selling, general and administrative expense increased $5.7 million, or 6%, to $100.1 million in first nine months of 2004 from $94.4 million during the same period in 2003. The increase was primarily attributable to a $5.0 million one-time transition payment made to our former CEO (see Note 10 to our financial statements for the nine months ended September 30, 2004, included herein) and a $1.5 million charge for probable losses associated with certain legal and tax contingencies. Additionally, we recorded a $3.3 million one-time benefit in first nine months of 2003 upon recovering amounts that we had previously written off as a result of MCI’s 2002 bankruptcy. Finally, there was a $0.4 million increase in employee related benefit costs.

Offsetting the above noted increases were decreases of $2.4 million due to vendor price reductions associated with certain back-office functions we have outsourced to a third party service provider and $2.0 million in bad debt expense as a result of improvements we have made to our collections processes.

Depreciation and Amortization. Depreciation and amortization expense increased by $3.0 million, or 5%, to $64.0 million during the first nine months of 2004 as compared to the same period in 2003. Higher depreciation expense resulted from the increased investment in property, plant, and equipment as a result of our spending on capital projects to improve our network infrastructure.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Cost of Service. Cost of service decreased $7.4 million, or 6%, to $106.5 million in 2003 from $113.9 million in 2002. Costs for external circuits and network capacity declined $5.4 million as a result of efficiencies gained from upgrades we made to our network. Costs to maintain and operate our network declined $6.6 million as a result of the investment we made in our telecommunications infrastructure. Additionally, cost of goods sold for customer premise equipment decreased $2.1 million as sales for this equipment slowed during 2003. These decreases were partially offset by higher access charges of $7.4 million paid to third parties related to the increase in usage from our increasing long distance subscriber base. Other miscellaneous items contributed the remaining decrease of $0.7 million.

Selling, General and Administrative. Selling, general and administrative expenses decreased $6.6 million, or 5%, to $126.9 million in 2003 from $133.5 million in 2002. We recorded a $5 million charge during 2002 as a result of one of our largest customers, MCI, declaring bankruptcy. In 2003, we sold the receivables related to the charge and negotiated setoff of amounts owed by us to MCI against amounts owed by MCI to us, recovering approximately $3.4 million. The effect of these transactions decreased our expense in 2003 as compared to 2002 by $8.4 million. Offsetting this reduction in expense was an increase of $1.8 million of various other miscellaneous expenses.

Depreciation and Amortization. Depreciation and amortization expense increased by $8.4 million, or 11%, to $81.6 million during 2003 as compared to 2002. Higher depreciation expense resulted from our spending on capital projects to improve our network infrastructure.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cost of Service. Cost of service increased $8.5 million, or 8%, to $113.9 million in 2002 from $105.4 million in 2001. $5.8 million of the increase was related to our acquisition of KCC in 2002. Of the remaining $2.7 million increase, higher access charges of $4.3 million were paid to third parties related to the increased usage from our increasing long distance subscriber base, and higher cost of goods sold for $2.0 million primarily resulted from large equipment system sales in late 2002. These increases were offset by a reduction of $3.6 million, primarily from lower costs for external circuits and network capacity as a result of efficiencies gained from upgrades we made to our network.

Selling, General and Administrative. Selling, general and administrative expenses increased $28.1 million, or 27%, to $133.5 million in 2002 from $105.4 million in 2001. $7.1 million of the increase was from our 2002 acquisition of KCC. Of the remaining $21.0 million, $5.3 million was due principally to headcount increases in our call centers. This was done to eventually shift reliance away from third parties to generate sales and to increase the overall effectiveness of our customer service function. Sales and marketing expense increased $6.4 million as a result of efforts to generate sales of bundle products and long distance. We wrote off approximately $5.0 million of receivables when one of our largest customers, MCI, declared bankruptcy in 2002. Of the remaining $4.3 million increase, $1.4 million was due to a restructuring charge taken in the fourth quarter of 2002 for elimination of 81 positions and $2.9 million was from various other miscellaneous increases.

Depreciation and Amortization. Depreciation and amortization expense decreased $37.5 million to $73.3 million in 2002 from $110.8 million in 2001. $53.9 million of this decrease resulted from our adoption of SFAS 142, which required that goodwill no longer be amortized. Excluding the effects of SFAS 142, depreciation and amortization expense increased $16.4 million. $4.1 million of the increase was related to our acquisition of KCC in 2002. The remaining $12.3 million increase in depreciation expense results from our spending on capital projects to improve our network infrastructure.

Interest Expense

The following table sets forth interest expense:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Interest expense	$133,156	$127,365	$119,185	$95,300	$83,384

Interest expense decreased $11.9 million to $83.4 million in the nine months ended September 30, 2004 from $95.3 in the nine months ended September 30, 2003. Interest expense also decreased $8.2 million to $119.2 million in 2003 from $127.4 million in 2002. In each case our decrease in interest expense was due to lower average principal outstanding on our senior debt.

Excluding the effects of the borrowings for the KCC acquisition, our interest expense decreased $10.9 million to $122.3 million in 2002 from $133.2 million in 2001, as a result of our paying down debt.

This decrease was partially offset by an increase of deferred interest on our subordinated notes and lower capitalized interest as spending for projects declined in 2002 compared to 2001.

Loss on Interest Rate Hedging Arrangements

The following table sets forth our loss on interest rate hedging arrangements:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Loss on interest rate hedging arrangements	$(14,292)	$(12,348)	$(2,113)	$(2,199)	$(122)

The adjustment to mark our hedging arrangements to market value resulted in non-cash income of $7.8 million, $5.6 million and $8.5 million for the nine months ended September 30, 2004 and 2003, and for the year ended December 31, 2003, respectively. For the years ended December 31, 2002 and 2001, our adjustment to mark our hedging arrangements to market value resulted in non-cash expense of $2.7 million and $9.9 million, respectively. The remaining losses relate to cash settlements during the periods. These hedging arrangements expired in November 2004. We are required to enter into new arrangements to hedge our interest rate risk under the terms of our new credit facility by February 10, 2005.

Earnings from Unconsolidated Cellular Partnerships and Other Income and Expense

The following table sets forth other income and expense for the periods shown:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Earnings from unconsolidated cellular partnerships	$ –	$2,757	$3,258	$2,687	$1,007
Impairment on investments in cellular partnerships	—	—	—	—	(6,678)
Other income and (expense)	$358	$ (268)	$ (62)	$59	$(25,060)

Earnings from unconsolidated cellular partnerships represent our share of the earnings in the equity interest of the two cellular partnerships acquired in 2002 as part of the KCC acquisition. In 2002, 2003 and the nine months ended September 30, 2004, we recorded $2.8 million, $3.3 million and $1.0 million, respectively, for these equity earnings.

In 2004, a wireless competitor began constructing facilities in areas serviced by our unconsolidated cellular partnerships. This has resulted in a significant decrease in roaming revenue further decreasing our earnings from the unconsolidated cellular partnerships. In light of the financial results of the cellular partnership through September 30, 2004, we assessed the recoverability of the investments in the unconsolidated cellular partnerships, which resulted in an impairment charge of $6.7 million to the Statement of Operations.

Other income and (expense) represents various other miscellaneous income and expense items, including interest income on our cash balances held at financial institutions. The decrease of $25.1 million in the nine months ended September 30, 2004 is primarily attributable to the purchase of substantially all outstanding equity interests from a group of individual investors associated with our recapitalization, which resulted in $18.0 million of expense and offering costs of $6.8 million that were expensed as a result of our decision to not pursue the previously planned public offering of income deposit securities.

Income Taxes

The following table sets forth income taxes for the periods shown:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Income tax expense (benefit)	$0	$1,649	$2,478	$2,193	$(6,095)

The income taxes represent those of Valor Telecommunications Southwest II, LLC, which has elected to be taxed as a corporation for federal income tax purposes. (See Note 2, “Summary of Significant Accounting Policies” and Note 10, “Income Taxes” of our consolidated financial statements for an expanded discussion of income taxes.) Income tax benefit for the nine months ended September 30, 2004 is primarily attributable to the loss generated at Valor Telecommunications Southwest II, LLC, as a result of expense recognized in connection with the purchase of ownership interests from certain individual investors and the impairment on investment in cellular partnerships.

Minority Interest

The following table sets forth the minority interest for the periods shown:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Minority interest	$3,595	$(615)	$(3,568)	$(2,364)	$(3,171)

Minority interest reflects the share of income and loss of minority shareholders in Valor Telecommunications Southwest, LLC and Valor Telecommunications Southwest II, LLC.

Discontinued Operations

The following table sets forth discontinued operations for the periods shown:

	Year Ended December 31,

	2001	2002	2003

	(Dollars in thousands)
Discontinued operations	$(8,443)	$(3,461)	$108

We sold our competitive local exchange carrier in Texas during April 2002 to NTS Communications for $0.2 million. In accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which was effective for us on January 1, 2002, the revenue, costs and expenses and cash flows of our competitive local exchange business have been excluded from the respective captions in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows, and have been reported through their respective dates of separation as “Net income (loss) from discontinued operations” and as “Net cash used in discontinued operations.”

In connection with the sale, we recorded a liability of approximately $2.0 million related to certain employee termination benefits and other exit costs such as non-cancelable leases. As of December 31, 2003 and 2002, approximately $0.1 million and $0.4 million, respectively, of the $2.0 million had not been paid. As of September 30, 2004, a minimal amount remained unpaid. These amounts have been classified as current liabilities in the Consolidated Balance Sheets. Income from discontinued operations of $0.1 million in 2003 represents a revision to the estimates we made in 2002 for recording certain employee termination benefits and other exit costs.

Cumulative Effect of Change in Accounting Principle

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133, as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133,” and by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” which became effective for our company on January 1, 2001, established accounting and reporting standards that required every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value, with changes in fair value reflected in the statement of operations.

We entered into interest rate hedge contracts to adjust the interest rate profile of our debt obligations (see “Interest Rate Risk” below). In addition, our credit arrangements include provisions that require interest rate protection (hedge agreements) for a portion of our variable debt. We entered into interest rate hedging agreements with certain financial institutions to reduce the financial impact of changes in interest rates on our debt. Our interest rate swap and collar agreements did not qualify for hedge accounting under SFAS 133 and therefore are carried at fair market value and included in “Deferred credits and other liabilities” in the Consolidated Balance Sheets. The transitional unrealized loss on the interest rate hedging arrangements at January 1, 2001 is reflected as the “Cumulative effect of change in accounting principle” on the Consolidated Statements of Operations. Changes in the fair market value and settlements are recorded as “Loss on hedging arrangements” each quarter.

Financial Condition and Liquidity

Current Financial Condition. As of September 30, 2004, we had net debt of $1,418.6 million and $75.0 million of common owners’ equity, compared to net debt of $1,469.2 million and $49.9 million of common owners’ equity at December 31, 2003, and net debt of $1,544.2 million and $5.6 million of common owners’ deficit at December 31, 2002. Historically, we have used excess cash generated through operations to pay down long-term debt. As a result, we generally maintain a negative working capital balance. We had a negative working capital balance of $50.4 million and $71.0 million at September 30, 2003 and 2004, respectively, and $29.3 million and $46.2 million at December 31, 2002 and 2003, respectively.

As discussed in more detail below, our management believes that our operating cash flows, cash and cash equivalents, and borrowing capacity under our new credit facility will be sufficient to fund our capital and liquidity needs for the foreseeable future.

     Cash Flows

				Nine Months Ended
	Years Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(Dollars in thousands)
Net cash provided by operating activities	$100,301	$150,383	$166,065	$132,461	$124,660
Net cash used in investing activities	(106,614)	(216,773)	(66,299)	(50,551)	(51,362)
Net cash provided by (used in) financing activities	8,117	71,015	(99,465)	(81,971)	(74,054)
Net cash used in discontinued operations	(8,373)	(3,662)	(176)	(166)	(17)

Net (decrease) increase in cash and cash equivalents	$(6,569)	$963	$125	$(227)	$(773)

We began making semi-annual cash payments related to our 10% senior subordinated notes in 2003.

Net cash provided by continuing operations of $124.7 million in the first nine months of 2004, was generated primarily by $25.2 million of income from continuing operations, adjusted to exclude non-cash and reorganization items of $85.6 million. The most significant non-cash item in 2004 were depreciation and amortization expense of $64.0 million. We also recognized $18.0 million as a reconciling item to cash provided by continuing operations related to expense incurred in connection with our cash payment to minority shareholders in connection with our reorganization. Net cash provided by continuing operations of $166.1 million in 2003, was generated primarily by $58.1 million of income from continuing operations, adjusted to exclude non-cash items of $102.7 million. The most significant non-cash items in 2003 were depreciation and amortization expense of $81.6 million and non-cash interest expense related items of $17.4 million, which includes amortization of debt issuance costs, unrealized gain on hedging arrangements, and non-cash interest expense on our senior subordinated debt.

Net cash provided by continuing operations of $150.4 million in 2002, was generated primarily by $19.8 million of income from continuing operations, adjusted to exclude non-cash items of $124.8 million. The most significant non-cash items were depreciation and amortization expense of $73.3 million, non-cash interest expense related items of $42.2 million, and $11.4 million of bad debt expense. Cash flows from continuing operations were also favorably impacted by working capital improvements of $3.3 million. The growth in cash flows from continuing operations from 2001 to 2002 relates primarily to the acquisition of KCC in 2002, as well as the unfavorable working capital requirements in 2001.

Net cash provided by continuing operations of $100.3 million in 2001, resulted from a $44.9 million of net loss from continuing operations, adjusted to exclude non-cash items of $168.0 million and working capital requirements of $29.9 million. The most significant non-cash items were depreciation and amortization expense of $110.8 million, non-cash interest expense related items of $49.4 million, and $11.4 million of bad debt expense.

Cash used in investing activities was $51.4 million for the first nine months of 2004, compared to $50.6 million for the nine months of 2003, $66.3 million in 2003, $216.8 million in 2002, and $106.6 million in 2001. The investing activities during 2002 include the cash paid of $128.1 million to acquire all the outstanding common stock, preferred stock and common stock equivalents of KCC. Our investing activities consisted primarily of capital expenditures for property, plant and equipment. We fund capital expenditures to deploy new network services, modernize our property, plant and equipment, position our network infrastructure for future growth, and to meet regulatory obligations.

Capital expenditures for the years ended 2001, 2002, 2003 and the first nine months of 2004 were $107.9 million, $89.5 million, $69.9 million and $51.5 million, respectively. In 2000, we launched an aggressive capital spending program whereby we upgraded much of our infrastructure and replaced outside plant in areas that generated abnormally high routine maintenance costs. This program largely has been completed, which is the principal reason for the decline in capital spending over the last three years. We anticipate that capital spending for 2005 will decline to approximately $58.8 million. Cash used for capital expenditures was partially offset by distributions of $0.6 million for the nine months ended September 30, 2004, $3.5 million in 2003, and $1.9 million in 2002, received from our equity investment in two wireless partnerships. Future cash distributions from these equity investments are uncertain.

Cash used by financing activities was $74.1 million in the first nine months of 2004 and $99.5 million in 2003, compared to cash provided by financing activities of $71.0 million in 2002, and $8.1 million in 2001. These changes are principally due to the net incremental repayments of long-term debt of $59.3 million in the nine months ended September 30, 2004 and $100.0 million in 2003, and net incremental borrowings of $39.2 million in 2002, and net incremental repayments of $2.2 million in 2001, respectively. Cash used by financing activities for the nine months ended September 30, 2004 also includes our $18.6 million purchase of ownership interests from certain individual investors. Cash provided by financing activities in 2002 includes the proceeds from partner capital contribution of $46.1 million, which together with the additional borrowings of $82.0 million, was used primarily to acquire all the outstanding common stock, preferred stock and common stock equivalents of KCC.

Historically, we have managed our cash on hand through the use of revolving credit facilities to maximize the amount of debt repayment. Of the total net debt repayments of $100.0 million in 2003, $58.9 million were required principal payments and $41.1 million were optional principal payments.

Outstanding Debt and Existing Financing Arrangements

As of September 30, 2004 we had various financing arrangements outstanding with a total borrowing capacity of $1,572.7 million. Of this total borrowing capacity, $153.5 million was available under a revolving credit facility and $1,419.2 million was outstanding as debt (refer to Note 8 to the consolidated financial statements for more details on outstanding debt):

	Total Borrowing	Unused	Outstanding
	Capacity	Capacity	Debt

	(Dollars in thousands)
Senior credit facilities
Revolver	$265,000	$153,500	$111,500
Bank term loans	412,415	—	412,415
Rural Telephone Finance Cooperative, or RTFC, term loans	574,850	—	574,850
10% Senior Subordinated Notes due 2010	314,257	—	314,257
Capitalized leases and other	6,215	—	6,215

	$1,572,737	$153,500	$1,419,237

Outstanding Senior Subordinated Notes

As of September 30, 2004, Valor Telecommunications Southwest, LLC had $314.3 million aggregate principal amount of 10% Senior Subordinated Notes due 2010 outstanding. Until our pro forma fixed charge coverage equaled or exceeded one to one, our 10% Senior Subordinated Notes did not pay cash interest, but accrued interest at 12.0% per annum that was converted into additional note principal. During the years ended December 31, 2002 and 2003, we converted $32.6 million and $17.8 million, respectively, of interest into additional note principal. During 2003, we reached the pro forma fixed charged coverage ratio of 1.00 to 1.00 and began making cash interest payments on our 10% Senior Subordinated Notes in December 2003.

All amounts outstanding under these notes were paid in full in connection with our entering into the new credit facility.

New Credit Facility

On November 10, 2004, we entered into a new $1.3 billion senior secured credit facility consisting of a $100.0 million senior secured revolving facility and a $1.2 billion senior secured term loan. At the same time, we entered into a $265.0 million senior secured second lien loan and a $135.0 million senior subordinated loan. We used the proceeds of the credit facility, the second lien loan and the subordinated loan to (i) repay all amounts owed under our previous senior secured credit facilities; (ii) redeem $325.5 million of 10% senior subordinated notes due 2010 held primarily by our equity sponsors, including interest accrued thereon; (iii) redeem $159.4 million of preferred interest held by our existing equity investors, including our equity sponsors, in our subsidiary Valor Telecommunications, LLC and (iv) pay $30.7 million in associated transaction costs.

The agreements for the credit facility, second lien loan and subordinated loan, limit among other things, additional borrowings, transactions with affiliates, capital expenditures and the payment of dividends and the credit facility requires us to maintain certain financial ratios including total leverage and interest coverage ratios. Concurrent with the closing of this offering, we expect to amend our credit facility to, among other modifications, delete restrictions on capital expenditures, permit us to pay dividends to holders of our common stock and use the proceeds from this offering in the manner set forth in “Use of

Proceeds.” Throughout this prospectus, we refer to the credit facility as so amended, as our “new credit facility.” We intend to use the proceeds of this offering to repay the second lien loan and subordinated loan in full, including any prepayment premiums.

Contractual and Other Obligations

In addition to the above financing arrangements, we have commitments under certain contractual arrangements to make future payments for goods and services. These commitments secure the future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and obligations pertaining to such firm commitments are not reflected as assets or liabilities on the consolidated balance sheet. The following table summarizes our contractual and other obligations at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

Payments Due by Period(1)

	2004	2005-2006	2007-2008	Thereafter	Total

	(Dollars in thousands)
Contractual obligations(2)	$50,786	$72,204	$713	$–	$123,703
Long-term debt obligations(3)	$154,074	$306,511	$686,909	$867,307	$2,014,801
Capital lease obligations(4)	$1,777	$2,551	$397	$–	$4,725
Operating lease obligations(5)	$2,257	$4,400	$3,644	$2,873	$13,174

Total contractual cash obligations	$208,894	$385,666	$691,663	$870,180	$2,156,403

(1)	The table above does not include an estimate for income taxes, obligations to preferred equity holders, cash contributions to our pension plan and cash contributions to our post-retirement medical plan which we are required to make but not required to include above.

(2)	Our contractual obligations represent our required capital investment in New Mexico, officers’ salaries under employment agreements, capital expenditure commitments and payments to third party service providers. Effective July 1, 2004, we amended an outsourcing agreement with a third party providing certain back office functions. As a result of the amendment, the contractual obligations noted above are expected to increase (decrease) by approximately the following amounts for the following years:

2004	$(3,138)
2005-2006	$(8,592)
2007-2008	$31,070

(3)	The long-term debt obligations represent our cash debt service obligations, including both principal and interest. Effective November 10, 2004, we refinanced our existing long-term obligations. As a result of the refinancing, the long-term debt obligations noted above are expected to increase (decrease) by approximately the following amounts for the following years:

2005-2006	$(48,705)
2007-2008	$(433,534)
Thereafter	$1,010,881

In determining our long-term debt obligations on our variable interest rate debt, we used the weighted average interest rate as of the end of the applicable period.

(4)	The capital lease obligations represent our future rental payments for vehicles leased under five year terms.
(5)	Operating lease obligations represent the future minimum rental payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003.

On April 9, 2004, we entered into an agreement with our former Chief Executive Officer, or CEO. In conjunction with his retirement and the restructuring of his prior employment agreement, we paid our former CEO a transition bonus of $5.0 million on April 15, 2004 and further agreed to pay him a $0.8 million cash payment if this offering is consummated on or before April 9, 2005, in addition to the $0.8 million we paid to him in November 2004 in connection with the refinancing of our indebtedness.

(See Note 10 “Significant Events” to Condensed Consolidated Financial Statements for more information.)

On April 20, 2004, we entered into an agreement with a group of the individual investors who owned direct equity interests in the company’s wholly owned subsidiaries. This agreement provided for us to repurchase all of outstanding equity interests of this group of individual investors for $18.6 million in cash. We made this cash payment to the group of individual investors on April 20, 2004. (See Note 10 “Significant Events” to Condensed Consolidated Financial Statements for more information.)

We expect to enter into agreements with members of our management team pursuant to which they will be paid cash transaction bonuses of $4.3 million in the aggregate in December 2004 in consideration of their efforts in connection with our debt recapitalization, and pursuant to which they will be entitled to receive an aggregate of up to $2.7 million in connection with consummation of this offering.

Other than the transactions described above, there have been no material changes outside of the ordinary course of business to our contractual and other obligations since December 31, 2003.

Off-Balance Sheet Arrangements

Except as noted in the table above under Contractual obligations and Operating lease obligations, we have no material off-balance sheet obligations.

Risk Management

Interest Rate Risk. We are exposed to market risk from changes in interest rates on our long-term debt obligations. To manage our interest rate risk exposure and fulfill a requirement of our credit facility, we entered into two agreements with investment grade financial institutions in 2000, an interest rate swap and an interest rate collar. Each of these agreements covered a notional amount of $100 million. As a further hedge against interest rate exposure, we elected a fixed rate option for some of our senior debt during the year ended December 31, 2003. In November, 2004, these agreements expired. The terms of the new credit facility also require us to manage interest rate risk exposure. We expect to complete agreements to manage our interest rate risk associated with the new credit facility in the first quarter of 2005.

The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of the debt due to differences between the market interest rates and rates at the incurrence of the obligation.

Inflation. Historically, we have mitigated the effects of increased costs by recovering certain costs applicable to our regulated telephone operations through the ratemaking process over time. Possible future regulatory changes may alter our ability to recover increased costs in our regulated operations. As inflation raises the operating expenses in our non-regulated lines of business, we will attempt to recover rising costs by raising prices for our services.

Derivatives. Except for the interest rate swap and interest rate collar agreements described above, we generally do not use derivative financial instruments.

Following our reorganization and the consummation of this offering, we anticipate that we will employ similar methods to reduce our exposure to interest rate fluctuations and inflation.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs

Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. We adopted this statement on January 1, 2003. The adoption of this standard did not have a material impact on our financial position or the results of operations.

Financial Accounting Standards Board Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FIN No. 34” was issued in November 2002 and became effective for disclosures made in December 31, 2002 financial statements. The interpretation requires expanded disclosures of guarantees. In addition, the interpretation requires recording the fair value of guarantees upon issuance or modification after January 1, 2003. While we have various guarantees included in contracts in the normal course of business, these guarantees do not represent significant commitments or contingent liabilities related to the indebtedness of others.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (ARB 51)”, which clarifies the consolidation accounting guidance in ARB 51, “Consolidated Financial Statements,” as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (VIEs). FIN No. 46 requires that the primary beneficiary of a VIE consolidates the VIE. FIN No. 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. In December 2003, the FASB revised and re-released FIN No. 46 as “FIN No. 46(R).” The provisions of FIN No. 46(R) are effective for periods ending after March 15, 2004. However, we have elected to adopt FIN No. 46(R) as of December 31, 2003. The adoption of FIN No. 46(R) did not have a material impact on our financial position or the results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. This Statement is effective for periods beginning after June 15, 2003. We have included the redeemable preferred interests as part of total liabilities as of December 31, 2002 and 2003.

In January 2004, FASB Staff Position (FSP) No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” was issued. FSP No. 106-1 permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) in the accounting for post-retirement health care plan under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and in providing disclosures related to the plan required by SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” In May 2004, FSP 106-2, “Accounting and Disclosure Requirement Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” was issued. FSP 106-2 provides guidance that measures the accumulated post-retirement benefit obligation (“APBO”) and net periodic postretirement benefit cost on or after the date of enactment shall reflect the effects of the Act. FSP 106-2 is effective for the first interim or annual period beginning after June 15, 2004. Upon the effective date FSP 106-2 will supersede FSP 106-1. The deferral of the accounting for the Act will continue until FSP 106-2 is effective. We have elected the deferral provided by FSP 106-1 and are evaluating the magnitude of the potential favorable impact on our results of operations and financial position. The APBO or net periodic postretirement benefit costs do not reflect any amount associated with the subsidy because the employer is unable to conclude whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act. See Note 11 to our financial statements included elsewhere in this prospectus for further discussion of postretirement benefits.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates on our long-term debt obligations. We estimate our market risk using sensitivity analysis. Market risk is defined as the potential change in the fair value of a fixed-rate debt obligation due to a hypothetical adverse change in interest rates and the potential change in interest expense on variable rate long-term debt obligations due to changes in market interest rates. Fair value on long-term debt obligations is determined based on a discounted cash flow analysis, using the rates and maturities of these obligations compared to terms and rates currently available in the long-term markets. The potential change in interest expense is determined by calculating the effect of the hypothetical rate increase on our variable rate debt for the year and does not assume changes in our financial structure.

The results of the sensitivity analysis used to estimate market risk are presented below, although the actual results may differ from these estimates.

At December 31, 2003, the fair value of our fixed rate long-term debt was estimated to be $700.1 million based on the overall weighted average rate of our fixed rate long-term debt of 7.7% and an overall weighted maturity of 5.8 years, compared to terms and rates currently available in long-term financing markets. Market risk is estimated as the potential loss in fair value of our long-term debt resulting from a hypothetical increase of 10% in interest rates. Such an increase in interest rates would result in approximately $18.3 million decrease in the fair value of our long-term debt. At December 31, 2003, we had approximately $564.8 million of variable rate debt. If market interest rates increase 100 basis points in 2004 over the rates in effect at December 31, 2003, interest expense would increase $4.9 million.

To manage our interest rate risk exposure and fulfill a requirement of our credit facility, we entered into two agreements with investment grade financial institutions in 2000, an interest rate swap and an interest rate collar. Each of these agreements covers a notional amount of $100 million and effectively converts this portion of our variable rate debt to fixed rate debt. Our interest rate swap and collar agreements do not qualify for hedge accounting under SFAS No. 133; therefore, they are carried at fair market value and are included in “Deferred credits and other liabilities” on the Consolidated Balance Sheets. The interest rate swap and interest rate collar agreements expired in November 2004. The terms of the new credit facility require us to manage our interest rate risk exposure. We have until February 2005 to finalize agreements to manage our interest rate risk exposure. Until hedging contracts are in place, we will be exposed to interest rate risk. We do not hold or issue derivative financial instruments for trading or speculative purposes.

BUSINESS

Overview

We are one of the largest providers of telecommunications services in rural communities in the southwestern United States and, based on the number of telephone lines we have in service, the seventh largest independent local telephone company in the country. We operate approximately 548,000 telephone access lines in primarily rural areas of Texas, Oklahoma, New Mexico and Arkansas. The geographic concentration of our assets has enabled us to create operational efficiencies. We believe that in many of our markets we are the only service provider that offers customers an integrated package of local and long distance voice, high-speed data and Internet access, and enhanced services such as voicemail, call waiting, caller identification and call forwarding. For the year ended December 31, 2003, we generated revenues of $497.3 million and net income of $58.2 million. In the nine months ended September 30, 2004, we generated revenues of $379.3 million and net income of $25.2 million.

We offer a wide range of telecommunications services to residential, business and government customers. Our services include: local exchange telephone services, which covers basic dial-tone service as well as enhanced services, such as caller identification, voicemail and call waiting; long distance services; and data services, such as providing digital subscriber lines. We also provide access services that enable inter-exchange carriers to complete interstate and intrastate long distance calls. In addition to the services we provide, we received 24.1% of our 2003 revenue from Universal Service Fund, or USF, payments from the State of Texas and the federal government to support the high cost of providing local telephone service in rural areas.

We formed our company in 2000 in connection with the acquisition of select telephone assets from GTE Southwest Corporation, which is now part of Verizon. In January 2002, we acquired the local telephone company serving Kerrville, Texas from BA Capital Company and individual shareholders. The rural telephone businesses that we own have been operating in the markets we serve for over 75 years.

Since our inception, we have invested substantial resources to improve and expand our network infrastructure to provide high quality telecommunications services and superior customer care. This capital investment, in combination with a focused selling effort, has contributed to an increase in our revenue of $72.4 million, or 17% from 2001 through 2003. We believe that we are well positioned for future revenue and cash flow growth through both expanded service offerings and acquisitions.

We operate our business through telephone company subsidiaries that qualify as rural local exchange carriers under the Telecommunications Act of 1996. Like many rural telephone companies, our business is characterized by stable operating results, revenue and cash flow and a relatively favorable regulatory environment. In addition, we are entitled to exemptions from certain interconnection regulatory requirements. We have historically experienced less competition than regional Bell operating companies because of the low customer density and high residential component of our customer base. In Texas, where our largest customer base is located, we serve an average of 9.06 access lines per square mile, which is approximately half the national average of access lines per square mile served by other rural telephone companies. Since a majority of our customer base is located in areas that are less densely populated than areas served by other rural telephone companies, we believe that we are more insulated from competitive pressures than many other local telecommunications providers.

Our company culture values and promotes diversity among our employees and in our supplier base. We have made a strong commitment to ensuring inclusion of minority-owned, women-owned, veteran-owned and disabled-owned enterprises in our contracts as an intelligent business strategy in view of the markets we serve. We believe that this commitment to diversity has created value for our company by increasing customer loyalty, enhancing recruitment and promotion of highly qualified employees, and helping to grow our revenue base.

Our Strengths

We believe that our key strengths will enable us to continue to experience stable and growing streams of revenue and cash flows. Our principal strengths include:

Ability to Generate Consistent Cash Flows. We have increased our operating cash flow in each year since our inception. We have accomplished this by growing revenues through providing additional services to our customers, reducing expenses by improving operating efficiencies and negotiating favorable terms with our suppliers and contractors and optimizing our capital expenditures. Historically, we have been able to increase our cash flow by using excess cash to repay outstanding indebtedness and reduce our interest expense. Furthermore, rural telephone companies in general have been able to attain predictable and stable cash flow from operations due to a steady demand for telecommunications services in rural areas and public policies that support universal, affordable local telephone service.

Leading Market Position. In the markets we serve, we are the leading provider of telecommunications services. We generally face less competition from wireless providers, cable television operators and other local exchange carriers than other industry participants because competitive entry into our markets is less attractive due to the generally lower population density and primarily residential customer base. In addition, access line loss has generally been less for rural telephone companies than other industry participants due to several reasons, including fewer competitive alternatives and incomplete wireless coverage. With a lower rate of line loss, we are not required to expend as much to replace customers as some other industry participants. Furthermore, our customer base is located in areas that are generally less densely populated than areas served by other rural telephone companies, which helps insulate us from competitive pressures. These factors allow us to focus on offering additional services and provide opportunities to increase revenue per customer. We reinforce our market position by providing reliable customer service, offering a full range of voice and data services and maintaining a strong local presence in the communities we serve.

Scalable, State-of-the-Art Network Infrastructure. We invested more than $350 million since our inception in 2000 to improve and expand our network infrastructure. These initiatives have enabled us to provide additional services to our customers and improve the overall quality of our network, as demonstrated by reductions in trouble reports and service outages and our surpassing substantially all applicable statewide regulatory service quality measures in 2003 and through the nine months ended September 30, 2004. In all our markets we have implemented a technologically advanced switching network that has the capacity to accommodate future technologies. While our competitors do offer some voice and data services in some of our markets, many providers of potentially competing platforms in our markets operate on older analog equipment and are less able to provide a reliable, high grade of voice and data services to our customers. The rural nature of our markets creates substantial costs to transport voice and Internet connectivity to central network connection points. By implementing our state-of-the-art networks, we have been able to minimize these costs and service our markets in a cost effective manner. We believe that our prior capital investment in our network, combined with our focus on the quality of our service, leaves us well positioned for future cash flow growth.

Wide Array of Integrated Services. We believe that we are the only telecommunications service provider in many of the markets we serve that has the ability to provide an integrated package of local, long distance, high-speed data and Internet access as well as a variety of enhanced services such as voicemail and caller identification. By offering a bundled package of services we have improved our long distance and enhanced services penetration, resulting in increased revenue and higher margins.

Experienced and proven management team. We have a highly experienced senior management team that has an average of over 20 years of experience in the local telecommunications industry. Our senior executives have a solid track record of managing the expansion of public telecommunications companies through both internal growth and integration of acquisitions. Our operating results demonstrate that our management team can successfully generate revenue and decrease costs while integrating and consolidating an expanding business in an evolving, regulated and increasingly competitive industry. Our management team has instilled a corporate culture that focuses on revenue opportunities, reducing costs and providing quality service. We reinforce this culture and these objectives through specifically targeted incentive bonus and employee recognition programs that motivate our employees to seek opportunities to expand our customer base, augment subscriptions for services and reduce costs. In addition, we measure performance at all levels for the purposes of these incentive programs by employing a wide range of performance tracking metrics. Upon completion of our reorganization, members of our management team will hold a significant investment in our common stock.

Business Strategy

Our business strategy is to be the leading provider of telecommunications services to the rural communities that we serve. We strive to grow our revenues, control our expenses and deploy our capital in a manner that maximizes our earnings and free cash flow. In order to achieve this goal, we have formulated the following strategy:

Increase Penetration of Higher Margin Services. We intend to capitalize on our ability to offer higher margin enhanced calling and data services as a bundled package. We have been aggressively marketing enhanced services to our customers, and we have witnessed an increasing demand for data services. The wide array of enhanced services such as voicemail and caller identification, generally produce higher margins than basic telephone service. We also offer dial-up Internet access and DSL broadband services, as well as satellite television services through a resale arrangement with a satellite operator. In addition, we recently upgraded our systems to enable us to send our customers one integrated bill that includes both the charges for our services and the charges of their satellite television provider. We believe there is significant opportunity to continue to increase our revenue per customer by cross-selling data services and enhanced services as a bundled package.

Provide Superior Service and Customer Care. We seek to build long-term customer relationships by offering a wide range of telecommunications services and consistent customer support. We believe that our service-driven customer relationship strategy leads to high levels of customer satisfaction and will lead to an increase in demand for enhanced and ancillary services. We currently provide personalized customer care through three call centers that support our business and residential customers. These call centers are located in the rural areas we serve and are staffed with customer representatives with knowledge of our local markets. We recently installed an interactive voice response system that has automated many of our customer service functions and expanded our customers’ ability to interact with our company 24 hours a day, 365 days a year. Customers can now receive answers to many frequently asked questions without having to speak with a customer care representative. In addition, in 2003 and in the nine months ended September 30, 2004 we surpassed substantially all applicable statewide service quality standards imposed by the regulators in all of the states in which we operate. In each year since 2001, we have experienced a substantial year-over-year improvement in our service quality.

Improve Operating Efficiency and Profitability. We strive for greater efficiencies and improved profit margins by consolidating corporate functions, negotiating favorable terms with our suppliers and contractors and focusing capital expenditures on projects that exceed our internal rate of return thresholds. Our investment in customer service and focus on implementing a high level of customer support has substantially reduced the number of customer service calls that we receive since 2001, with a resulting reduction in related cash operating costs. These initiatives have led to increases in our profitability. In addition, our capital investments have provided us with a state-of-the-art scalable network that has resulted in a significantly decreased number of service outages and significantly reduced the number of overtime calls that our service technicians had to make since 2001.

Pursue Selective Strategic Acquisitions. We believe that a key to the long-term growth of our business will be the successful acquisition of telecommunications assets to increase the size of our business and capitalize on the state-of-the-art network that we have built. We believe that our network infrastructure and labor force can support significant growth through strategic acquisitions. Selective acquisitions can drive growth by increasing revenue and improving profit margins through cost synergies and by expanding service offerings. Our management team has a solid track record of evaluating, purchasing and successfully integrating rural telephone company assets. We seek to acquire companies that could generate significant internal rates of return on investment and will be accretive to cash flows, as well as increase penetration, broaden our target areas and add to our offering of services.

Industry Overview

The U.S. local telephone industry is composed of a few large, well-known companies, including the regional Bell operating companies and numerous small and mid-sized independent telephone companies. Rural telephone companies are independent telephone companies that typically operate in sparsely populated rural areas where competition has been limited due to the generally unfavorable economics of constructing and operating such competitive systems. To ensure that affordable universal telephone service is available in these remote areas, rural telephone companies may receive various support mechanisms provided by both state and federal government regulation.

Federal and state regulations promoting the widespread availability of telephone service have allowed rural telephone companies to invest in their networks while keeping prices affordable for customers. This policy commitment was reaffirmed and expanded by the universal service provisions of the federal Telecommunications Act of 1996. In light of the high cost per access line of installing lines and switches and providing telephone service in sparsely populated areas, a system of cost recovery mechanisms has been established to, among other things, keep customer telephone charges at a reasonable level and yet allow owners of such telephone companies to earn a fair return on their investment. These cost recovery mechanisms, which are less available to larger telephone companies, have resulted in robust telecommunications networks in many rural areas.

The passage of the Telecommunications Act of 1996 substantially changed the regulatory structure applicable to the telecommunications industry, with a stated goal of stimulating competition for telecommunications services, including local telephone service, long distance service and enhanced services. In recent years, the telecommunications industry has undergone significant structural change. Many of the largest service providers have achieved growth through acquisitions and mergers while an increasing number of competitive providers have restructured or entered bankruptcy to obtain protection from their creditors. Since 2001, capital in the form of public financing was generally difficult to obtain for new entrants and competitive providers. Capital constraints have caused a number of competitive providers to change their business plans, resulting in consolidation. Despite these changes, the demand for all types of telecommunications services, particularly data services, has not diminished, and companies increasingly bundle services and provide integrated offerings for end-user customers.

The most common measure of the relative size of a local telephone company is the number of access lines it operates. An “access line” is the telephone line connecting a person’s home or business to the public switched telephone network. A local telephone company can acquire access lines either through normal growth or through a transaction with another local telephone company. The net increase or decrease in access lines incurred by a local telephone company on an annual basis is a relevant measure because the access line is the foundation for a large majority of local telephone company revenues and it is also an indicator of customer growth or contraction. A local telephone company experiences normal growth when it sells additional access lines in a particular market due to increased demand for telephone service by current customers or from new customers, such as a result of the construction of new residential or commercial buildings. Growth in access lines through transactions with other local telephone companies occurs less frequently. Typically, one local telephone company purchases access lines from another local telephone company. Such purchases usually provide the acquiring local telephone company the opportunity to expand the geographic areas it serves, rather than increasing its access lines totals in markets that it already serves.

Families or small groups of individuals own many rural telephone companies. We believe that the owners of many of these rural telephone companies may be interested in selling such companies as the growing technical, administrative and regulatory complexities of the local telephone business challenge the capabilities of the existing management. In addition, a number of large telephone companies are selling many of their rural telephone assets to focus their attention on their major metropolitan operations that generate the bulk of their revenue. As a result, we believe that we may have opportunities to acquire additional rural telephone assets and increase the number of access lines we operate.

Our Services

We offer a wide range of high quality telecommunications and related services to residential, business and government customers and transport services to end users and other data and voice carriers. We locally manage our service offerings to serve the needs of each community effectively and efficiently. We are committed to a high standard of service and have dedicated sales and customer service representatives with local market knowledge positioned in each of the states in which we operate. Based on our understanding of our local customers’ needs, we offer bundled services that are designed to simplify the customer’s selection and use of our services. Offering bundled services allows us to capitalize on our network infrastructure by offering a full suite of integrated communications services in voice, high-speed data, fiber transport, Internet access and long distance services, as well as enhanced services, such as voicemail and caller identification, all on one bill.

We also generate revenue through the provision of network access to interexchange carriers for origination and termination of interstate and intrastate long distance phone calls, the receipt of government-sponsored Universal Service Fund support, and from the sale of other services, such as customer premise equipment and directory advertising.

The following chart summarizes each component of our revenue sources (percentages are based on revenues for the nine months ended September 30, 2004):

	Percent of
Revenue Source	Revenue	Description

Local Services	30.7%	We derive revenue from providing local exchange telephone services to both residential and business customers, including monthly recurring charges from basic services such as local dial tone and enhanced services such as caller identification, voicemail and call waiting.
Data Services	4.9%	We receive revenues from monthly recurring charges for services, including DSL, special access, private lines, Internet and other data related services.
Long Distance Services	7.4%	We receive revenues for intrastate and interstate long distance services provided to our retail users by reselling the services of wholesale long distance carriers.
Access Services	25.4%	We receive network access charges from inter-exchange carriers in connection with the completion of interstate and intrastate long-distance calls and for special access services, including dedicated circuits purchased by long distance telephone companies.
Universal Service Fund:		We receive Universal Service Fund, or USF, payments from
Texas	20.2%	the State of Texas and from the federal government to support
Federal	3.7%	the high cost of providing local telephone service in rural locations. The funds are allocated and distributed to us from pools of funds generated by surcharges on telecommunications services.
Other Services	7.7%	We generate revenues from selling telecommunications equipment, selling advertisements in directories and for billing and collecting long distance fees for other carriers, and other miscellaneous services.

You should refer to the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Local Calling Services. Local calling services include basic local lines, private lines and switched data services as well as enhanced services such as voicemail and caller identification. We provide local calling services to residential, business and government customers, generally for a fixed monthly charge. In the markets we serve, the amount that we can charge a customer for local service is determined by the appropriate state regulatory authorities pursuant to the laws and regulations of the particular state. We also generate revenue from non-recurring services, such as service activation and reconnection of service.

Data Services. We provide Internet access services to approximately 13,200 dial-up Internet subscribers. Our dial-up Internet service provides customers, primarily residential customers, with a local dial-up number they can use to establish a connection to the Internet over their existing phone lines for a flat, monthly fee. We also provide high speed Internet access with our DSL products to 16,521 customers for a monthly fee. Currently, our network is capable of providing DSL service to 50% of our customers. Our Internet access services also enable customers to establish an email account and to send and receive email.

Long Distance Services. We generate revenue from the provision of long distance calling services either based on usage or pursuant to flat-rate calling plans. These services include traditional switched and dedicated long distance, toll free calling, international, calling card and operator services.

Access Services. Long distance carriers pay us network access charges when our local customers make or receive long distance telephone calls. Since toll calls are generally billed to the customer originating the call, a mechanism is required to compensate each rural telephone company, regional Bell operating company or long distance carrier providing services relating to the call. Services include switched access, charges that depend on call volume, and special access, involving dedicated circuits for which long distance telephone companies pay a flat fee. We bill access charges to long distance companies and other customers for the use of our facilities to access the customer, as described below. In addition, end users are charged a monthly flat-rate fee assessed on access lines.

Intrastate Access. We generate intrastate access revenue when an intrastate long distance call involving a long distance carrier is originated by or terminated with a customer in our exchange to or from a customer in another exchange in the same state. The long distance carrier pays us an intrastate access payment for either terminating or originating the call. We record the details of the call through our carrier access billing system and receive the access payment from the long distance carrier. When one of our customers originates the call, we typically provide billing and collection for the long distance carrier through a billing and collection agreement. The access charge for our intrastate service is regulated and approved by the state regulatory authority.

Interstate Access. We generate interstate access revenue when an interstate long distance call is originated by or terminated with a customer in our exchange to or from a customer in another state. We bill interstate access charges in the same manner as we bill intrastate access charges, however, the interstate access charge is regulated and approved by the FCC instead of the state regulatory authority.

Universal Service Fund

Texas USF. The Texas Universal Service Fund commenced payments in January 2000, pursuant to rules enacted by the Public Utility Commission of Texas, or TPUC, in 1998. It was designed to offer competitively neutral assistance so that telecommunications companies could provide basic local telecommunications services at affordable rates to customers in high cost-rural areas and to qualifying low-income and disabled customers. By order of the TPUC, the Texas USF pays eligible carriers servicing areas identified as high cost, on a per-line basis. Customers of telecommunications services in Texas fund the Texas USF through monthly surcharges on their bills.

We receive disbursements from the Texas USF in the amounts specified in the order establishing the fund payments to our predecessor, GTE Southwest, Inc. In 2003, we received $103.1 million from the Texas USF, representing 20.7% of total revenues for that year, and in the first nine months of 2004, we received $76.8 million, or 20.2%, of our total revenues, from the Texas USF. The receipt of funds is dependent on the number of eligible access lines served by the company, and therefore is impacted by economic and competitive factors. If a line is removed from service, state universal service funding for that line is discontinued.

The TPUC’s rules provide for a review of the Texas USF every three years. The TPUC recently completed this review, the first since the fund was established. The TPUC received comments from interested parties regarding changes to the fund, and upon review, the TPUC staff has recommended no changes to the fund at this time. The TPUC will undertake its next review in late 2005. The regulation under which the Texas USF is promulgated will become subject to review and renewal in late 2005. We expect that the Texas Legislature will renew the law or replace it with a provision that does not materially change the benefits we receive under the current regulatory structure.

Federal USF Revenue. The federal USF supplements the amount of local service revenue that we receive to ensure that basic local service rates for customers in high cost rural areas are comparable to rates charged in lower cost urban and suburban areas. The federal USF, which is funded by monthly fees paid by long distance carriers and local telephone companies, distributes funds to us on a monthly basis based upon our embedded costs for providing local service. Federal USF payments represented approximately 3.4% of our revenues for the year ended December 31, 2003 and 3.7% of our revenues for the nine months ended September 30, 2004. This mostly reflects the changes in the universal service support as a result of the CALLS plan that moved the implicit support from access charges and made it explicit. See “Regulation—Promotion of Universal Service.”

Other Services. Our other services consist primarily of the sale of customer premises equipment, directory advertising, unbundled network elements, billing and collection fees, and other ancillary services.

Sales and Marketing

Our marketing approach emphasizes customer-oriented sales, marketing and service with a local presence. We market our products primarily through our customer service representatives, direct sales representatives, local retail stores and outsourced telemarketing supported by direct mail, bill inserts, newspaper advertising, website promotions, public relations activities and sponsorship of community events. We have established relationships with local government officials and business leaders. In our largest operating areas, we maintain retail business offices that allow our customers the opportunity to pay their bills directly or meet personally with our customer service and sales representatives to purchase additional services or, in some locations, customer premise equipment. Our customer service and sales representatives are well trained and earn incentive compensation to promote sales of services that meet the unique needs of our customers.

We, or our predecessors, have been serving our established markets for over 75 years. Our sales force makes direct calls to prospective and existing business customers and conducts analyses of business customers’ usage histories and service needs, and demonstrates how our service package will improve a customer’s communications capabilities and costs. Our network engineers work closely with our various sales groups to design service products and applications, such as high-speed data and wholesale transport services, for our customers. Our technicians survey customer premises to assess building entry, power and space requirements and coordinate delivery, installation and testing of equipment.

To foster long-term relationships with our subscribers, we have undertaken many initiatives to provide superior customer service to our subscribers. We operate three call centers located in the rural areas that we serve with customer service representatives who are knowledgeable about the local market. In addition, we have automated many of our customer service functions so our customers can receive answers to many frequently asked questions regarding their telecommunications services 24 hours a day without speaking to a customer service representative.

Network Architecture and Technology

Our network consists of central office hosts and remote sites with advanced digital switches, primarily manufactured by Nortel, Lucent and Siemens, generally operating with the most current software. The outside plant consists of transport and distribution delivery networks connecting our host central office with remote central offices and ultimately with our customers. As of September 30, 2004, we maintained over 47,000 route miles of copper plant. Our network also includes approximately 3,900 route miles of local and long-haul fiber optic cable predominantly based in the four state area we serve. We own fiber optic cable, which has been deployed throughout our current network and is the primary transport technology between our host and remote central offices and interconnection points with other incumbent carriers. We also lease fiber optic capacity from other major carriers.

In our markets, DSL-enabled integrated access technology is being deployed to provide significant broadband capacity to our customers. We continue to remove any network impediments to ensure we can offer DSL service to as many customers as possible, however, we only equip central offices with DSL enabling equipment to the extent a demonstrated customer demand exists. As of September 30, 2004, we had invested approximately $6.2 million to deploy DSL technology, reaching over 275,000 potential broadband customers. On September 1, 2004, we completed a project to deploy DSL in 55 wire centers throughout our service territory.

Rapid and significant changes in technology are expected in the communications industry. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes. We believe that our network architecture enables us to respond efficiently to these technological changes.

We offer facilities-based services in each of our markets. Our fully integrated telecommunications network is comprised primarily of asynchronous transport mode, or ATM, core switches, capable of handling both voice and data, and time division modulation, or TDM, digital central office switches in our four regions of operation. We currently own or lease all of our network facilities and have not booked any revenues from swaps of indefeasible rights to use, or IRUs.

Our network operations center located in Texarkana, Texas monitors all our networks, transport and ATM elements, digital switching systems and Internet services infrastructure devices 24 hours a day, seven days a week.

Information Technology and Support Systems

We have a full suite of proven operational support systems, or OSS, and customer care/billing systems that allow us to meet or exceed our customers’ expectations. Our OSS and billing systems include automated provisioning and service activation systems, mechanized line record and trouble reporting systems, inter-company provisioning and trading partner electronic data exchange systems. The bulk of these OSS and billing services are provided through the use of systems contracted or leased from ALLTEL. We employ an Internet service provider provisioning system and helpdesk database software to assist new data customers and to communicate with them when necessary. Our approach to OSS and billing systems focuses on implementing best-of-class applications that allow consistent communication and coordination throughout our entire organization. Our objective is to improve profitability by reducing individual company costs through the sharing of best practices, centralization or standardization of functions and processes, and deployment of technologies and systems that provide for greater efficiencies and profitability.

Competition

While the telecommunications industry as a whole is extremely competitive, competition has been comparatively limited for rural telephone companies because they have historically operated in markets with:

•	low population densities;

•	significant distance to competitive urban areas;

•	relatively low business customer base;

•	limited competitive commercially viable substitution alternatives;

•	reduced interconnection, resale or unbundled network element platform requirements; and

•	lower broadband deployment, which translates to lower VoIP opportunities.

These factors render uneconomic most business plans for developing a facilities-based network to compete against a rural telephone company. Nonetheless, we have experienced moderate competition from rural telephone cooperatives, edging out from the territories where they are incumbent carriers, as well as from wireless providers and other intermodal competitors, including cable television operators. In Broken Arrow, Oklahoma, our largest market where we operate 74,000 lines, cable television operator Cox Communications provides competing voice and broadband service. Cox has also indicated that it may enter several small markets we serve in West Texas, although at this time Cox has not initiated interconnection negotiations with us. In addition, future technological changes could negatively impact our competitive position. For example, as Voice over Internet Protocol, or VoIP, develops, some wholesale customers may be able to bypass network access charges.

Properties

Our corporate headquarters are located in Irving, Texas. We lease over 60,000 square feet of office space for our headquarters in Irving pursuant to a lease that will expire in August 2010. In addition, we lease an aggregate of over 100,000 square feet with respect to three call centers in New Mexico and Texas pursuant to leases that expire at various times between June 2005 and April 2010. We own all of the other properties that are material to our business. Our other properties include maintenance facilities, rolling stock, central office and remote switching platforms and transport and distribution network facilities in the states in which we operate our business. Our administrative and maintenance facilities are generally located in or near the rural communities we serve and our central offices are often within the administrative building and outlying customer service centers. Auxiliary battery or other non-utility power sources are at each central office to provide uninterrupted service in the event of an electrical power failure. Mobile generators are located near our central offices in the event of a major power outage that continues for a long period of time. Transport and distribution network facilities include fiber optic backbone and copper wire distribution facilities, which connect customers to remote switch locations or to the central office and to points of presence or interconnection with the incumbent long distance carrier. These facilities are located on land pursuant to permits, easements, rights of way or other agreements.

Employees

As of September 30, 2004, our work force consisted of 1,356 full time employees. Approximately 945 of our employees are subject to collective bargaining agreements with the Communications Workers of America, or CWA. Most of our union employees work in our call centers and in technical positions related to the operation of our network and provision of service to our customers. Our labor agreement with the CWA, which covers our non-Kerrville employees, was renegotiated during 2002 for a three-year period that ends in February 2005. Our labor agreement with the CWA relating to employees of our Kerrville operations was renegotiated in 2003 and will expire in 2006. On October 29, 2004, we announced a workforce reduction of 72 employees due to new operating efficiencies that resulted from our investment in customer service technologies and plant improvements. Notwithstanding this work force reduction, we believe that our relations with our employees remain good.

Legal Proceedings

We are involved in various claims, legal actions and regulatory proceedings arising in the ordinary course of our business. In the opinion of our management, the resolution of these matters will not have a material adverse effect on our financial condition, results of operations or cash flows.

REGULATION

The following summary of the regulatory environment in which our business operates does not describe all present and proposed federal, state and local legislation and regulations affecting the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals that could change the manner in which this industry operates. We cannot predict the outcome of any of these matters or their potential impact on our business. Regulation in the telecommunications industry is subject to rapid change, and any such change may have an adverse effect on us in the future. See “Risk Factors—“Regulatory Risks” and “Risks Relating to Our Business.”

Overview

The telecommunications services we provide and from which we derive a large majority of our revenue are subject to federal, state and local regulation. At the federal level, the FCC generally exercises jurisdiction over our facilities and services used to provide, originate, or terminate interstate or international communications. State regulators in Texas, Oklahoma, New Mexico and Arkansas exercise jurisdiction over our facilities and services used to provide, originate or terminate intrastate communications. Local governments often regulate the public rights-of-way necessary to install and operate our networks and, in some of our states, local governments may require us to enter into franchise agreements that compensate the local government for use of their rights-of-way. State and federal regulators share responsibility for implementing and enforcing the policies of the Telecommunications Act of 1996 intended to foster competition in local telecommunications services. We believe that the competition we have experienced to date in our markets has not been substantial as compared to that experienced by other local exchange carriers. Competition in our markets may increase in the future as a result of the Telecommunications Act and subsequent decisions by regulators implementing the Telecommunications Act.

Promotion of Universal Service

The Universal Service Fund, or USF, payments we receive from the Texas and federal USF Funds are intended to support the high cost of our operations in rural markets. Texas USF support payments represented approximately 20.7% of our revenues for the year ended December 31, 2003 and 20.2% of our revenues in the nine months ended September 30, 2004. In 2003, we received $16.7 million, or 3.4% of our total revenues, in federal USF support and in the first nine months of 2004, we received $14.0 million, or 3.7% of our total revenues, in federal USF support. We also collect charges from our customers to support these funds.

The purpose of the Texas USF is to implement a competitively neutral mechanism to assist telecommunications providers in providing basic local telecommunications services at reasonable prices to customers in high cost rural areas and to qualifying low-income and disabled customers. By order of the Public Utilities Commission of Texas, or TPUC, the Texas USF pays eligible carriers serving areas identified as high cost, on a per-line basis. Texas USF support payments are based on actual lines in service and therefore are subject to reduction if customers discontinue service or migrate from our lines to a competitive carrier.

All customers of telecommunications services in Texas fund the Texas USF through the payment of a monthly surcharge on their bills. Following a decision by the United States Court of Appeals for the Fifth Circuit, the TPUC recently implemented changes in the TUSF funding rules without affecting the amount of Texas USF we receive. Starting on September 1, 2004, the TPUC assesses only intrastate telecommunications services in support of the Texas USF. In order to maintain a sufficient level of funding to support current Texas USF payments, the TPUC approved a higher percentage assessment on intrastate telecommunications service.

The rules governing the Texas USF provide for a review of the Texas USF every three years starting in 1999. In September 2002, the TPUC undertook its first review. Interested parties provided the TPUC with comments on whether there should be changes made to the Texas USF. In September 2003, the TPUC recommended no changes be made to the Texas USF at this time. The TPUC will undertake its next review of the rules in September 2005. In addition, the Texas USF rules provide that the TPUC must open an investigation within 90 days after any changes are made to the federal USF. We do not expect any material change in the Texas USF methodology or the manner in which the amount of support we receive is calculated under our current Texas regulations.

The Texas regulatory structure under which we operate, including the enabling statute for the Texas USF, will become subject to legislative review and renewal in late 2005. The current Texas USF rules will not expire with their enabling statute in 2005, but if the enabling statute changes as part of the 2005 review, the TPUC would have to amend the Texas USF rules to comply with the statute. We believe that there is strong support of the Texas USF in its current form from a variety of constituents, and we do not believe it is likely that there will be any material change in the current USF enabling statute during the Legislative review period. However, such changes are possible and may be adverse to our revenues.

The federal USF revenue we receive helps to offset interstate access charges, defrays the high fixed switching costs in areas with fewer than 50,000 access lines and provides support where our average cost per line exceeds 115% of the national average cost per line. The amount of support we receive may be limited by the national cap on the federal USF adopted by the FCC. Funding for the federal USF comes from surcharges on interstate and international telecommunications services. Providers pass these charges through to their customers on the customers’ monthly bills.

Recent suspensions of some universal service fund payments to schools and libraries pursuant to the federal Anti-Deficiency Act might be followed by delays or suspensions of payments from other support programs administered by the Universal Service Administrative Company, perhaps including interstate access support payments received by our incumbent local exchange carrier. We cannot predict whether and for how long interstate access support payments might be delayed or suspended or how legislative, regulatory or other actions to address this problem may affect us.

On June 8, 2004, the FCC issued a Notice of Proposed Rulemaking seeking comment on a recommended decision of the Federal-State Joint Board on Universal Service, or Joint Board. The Joint Board recommended that the FCC adopt permissive federal guidelines for states to consider in proceedings to designate competitive carriers as eligible to receive universal service support, and it further recommended that the FCC limit the scope of high-cost support to a single connection that provides a subscriber access to the public telephone network. The FCC has until February 27, 2005 to act on these recommendations. On August 16, 2004, the Joint Board issued a notice seeking comments on several issues relating to high-cost universal service support mechanisms for rural carriers and the appropriate rural mechanism to succeed the five-year plan that the FCC created in 2001. Issues under consideration include: the appropriate cost basis for determining support levels for rural carriers, whether to modify the definition of rural carrier and the amount of universal service support available for acquired exchanges. We are unable to predict whether and to what extent we would be eligible to receive any federal high-cost support if the FCC makes some or all of the modifications under consideration in these proceedings. In addition, Congress may address universal service issues in legislation, but we cannot predict the occurrence, timing or effects of such legislation. However, the federal high cost support we receive today is only one component of the federal USF support that we receive and constitutes less than one percent of our total revenues.

Federal USF payments are only available to carriers that are designated as eligible telecommunications carriers, by a state regulatory body. Competitive providers that have been granted eligible telephone carrier status are eligible to receive the same amount of universal service support per customer as the local exchange carrier serving the same area. Under current federal rules, the payment of federal universal service funds to a competitor qualifying as an eligible telephone carrier in an area served by an local exchange carrier is not intended to reduce significantly any federal universal support payable to the local exchange carrier. The FCC, however, could promulgate rules that reduce universal service support for local exchange carriers under such conditions. Currently, five competitive carriers have received eligible telephone carrier designation in our markets in Texas and New Mexico and draw support.

State Regulation

We operate in Texas, Oklahoma, New Mexico and Arkansas, and we are certified in those states to provide local telecommunications services.

Intrastate Rate Regulation. State regulators in our states regulate the prices we charge for intrastate services, including our prices for local, intrastate long distance and intrastate access services paid by providers of intrastate long distance services. In Texas, most of our intrastate operations are subject to price caps, while regulators in Arkansas employ rate-of-return regulation to set our prices and we are regulated as a rural telephone company in Oklahoma. Our subsidiaries in New Mexico operate under an alternative regulation plan whereby prices are fixed through the term of the plan, which expires in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Matters—State Regulation.”

New Mexico Investment. In New Mexico, we operate under an Alternative Form of Regulation Plan, or Plan. Adopted in 2000, the Plan provides for a freeze on the prices of our intrastate telecommunications services during the term of the Plan, requires us to invest $83 million in capital in New Mexico during the term of the plan, provides for streamlined tariff approval process and prescribes quality of service standards, including penalties for failure to meet certain service levels. This Plan expires on March 31, 2006. As of September 30, 2004, we have invested approximately $58.0 million of the $83 million capital investment commitment. At this time, we believe that we can substantially complete our investment commitment by the end of the Plan within our current projected capital expenditures.

Service Quality. State regulators impose service quality reporting obligations on us and require us to adhere to prescribed service quality standards. These standards measure the performance of various parts of our business. If we fail to meet these standards, regulators may impose fines or penalties, require us to issue credits to customers, require incremental capital investment, impose stricter reporting and oversight standards, subject us to third-party audits or take other actions that may impact our revenues or increase our costs.

Competition. State regulators have a number of duties in implementing the Telecommunications Act of 1996, including mediating or arbitrating disputed issues in interconnection agreements, setting the prices of unbundled network elements, and designating eligible telephone carriers.

Acquisitions. Our state regulators may review sales, acquisitions or transfers of control directly involving local exchange carriers certified to provide intrastate telecommunications services within our states. Therefore, if we seek to acquire companies that provide intrastate telecommunications services, or engage in other activities by which a change in control occurs, we may have to report or seek approval of state regulators in connection with such activities. State regulators may deny, delay or impose conditions on such transactions.

Compliance. Our state regulators also have the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable laws or rules, regulations, and policies of the state regulatory agency. Fines or other penalties may be imposed for such violations.

Federal Regulation

We must comply with the Communications Act of 1934, as amended, and FCC rules which require, among other things, that we offer interstate services at just and reasonable prices and on non-discriminatory terms and conditions. The Telecommunications Act of 1996 significantly changed and is expected to continue to change the telecommunications industry.

Rural Telephone Company. The Telecommunications Act of 1996 prescribes different regulatory requirements for local exchange carriers that meet the definition of a rural telephone company. We have certified as a rural telephone company in each of the states in which we operate. A wireless carrier has challenged our certification at the FCC on two occasions, and these challenges have been pending since

2000 and 2003. We do not believe that the challenges have merit, and we do not expect the FCC to conclude we fail to meet the rural telephone company definition.

Interconnection. A central aim of the Telecommunications Act of 1996 was to open local telecommunications marketplaces to competition while enhancing universal service. Pursuant to the Telecommunications Act, most local exchange carriers have obligations to open their networks to competitors, including:

•	negotiate in good faith with any carrier requesting interconnection;

•	provide interconnection for the transmission and routing of telecommunications at any technically feasible point in its network on just, reasonable and nondiscriminatory rates, terms and conditions;

•	provide access to unbundled network elements, such as local loops, switches and trunks, or combinations of unbundled network elements at nondiscriminatory, cost-based rates;

•	offer retail local telephone services to resellers at discounted wholesale rates; and

•	provide physical collocation, which allows a competitor to install and maintain its network termination equipment in an local exchange carrier’s central office, or to obtain functionally equivalent forms of interconnection.

Competitors are required to compensate local exchange carriers for the cost of providing these services.

Because we qualify as a rural local exchange carrier, or rural telephone company, under the Telecommunications Act, we may rely on a statutory exemption from these additional interconnection requirements until we receive a bona fide request for interconnection and the applicable state regulator lifts the exemption. To lift the exemption, the state regulator must find that competitive entry would not impose an undue economic burden on us, is technically feasible and will not harm universal service. We have agreed not to exercise the rural exemption in Oklahoma, where we were classified as a non-rural carrier prior to July 1, 2003. In Texas and New Mexico, we agreed to continue providing interconnection to those competitive carriers that had interconnections agreements with GTE at the time we acquired the GTE properties and we continue to provide interconnection to these carriers today. Notwithstanding these agreements, we may request suspension or modification of certain interconnection requirements in all states, including Oklahoma, by petition to the state regulator and upon the demonstration of certain statutory factors.

Since the passage of the Telecommunications Act, we have experienced a modest amount of competition from small rural telephone companies serving adjacent markets, other competitive local carriers, resellers and wireless service providers. Many of these competitors were already providing competitive services in our markets when we acquired the business in 2000. As of September 30, 2004, we had 30 comprehensive (interconnection, unbundling and resale) agreements with 18 competitive local exchange carriers, 37 interconnection only agreements with 21 local carriers and 32 resale agreements with 22 resellers. Many of these competitors have agreements in more than one of our states, and not all of these competitors currently offer competitive local services in our markets.

In Broken Arrow, Oklahoma, our largest market where we operate 74,000 lines, Cox Communications provides competing voice and broadband service. Cox has also indicated that it may enter several small markets we serve in West Texas, although at this time Cox has not initiated interconnection negotiations with us.

In its Triennial Review order released in August 2003, the FCC eliminated some of the obligations imposed on local exchange carriers under prior rules, and redefined some of the standards used to determine what parts of its network an local exchange carrier must make available to competitors. The United States Court of Appeals for the District of Columbia Circuit overturned significant aspects of the Triennial Review Order. In response, on August 20, 2004, the FCC released interim rules for unbundling and initiated a proceeding to review and revise its unbundling rules. The interim rules, and any final rules the FCC may adopt, are likely to be subject to further court challenges. We cannot predict what impact, if any, action taken by the FCC may have on our operations or earnings.

In addition, the FCC is reexamining its pricing standard for unbundled network elements and may reconsider other aspects of its new rules. Congress may consider legislation that may modify some aspects of the Telecommunications Act or these rules. We cannot predict the outcome of any of these proceedings or of any action taken by our state regulatory commissions pursuant to the new rules.

The FCC recently ruled that we and other local exchange carriers must port our telephone numbers to requesting wireless carriers, so-called wireline-to-wireless local number portability, or LNP. Local exchange carriers operating in the country’s largest urban areas were required to make LNP capability available to wireless carriers by November 24, 2003. We have LNP available to wireless carriers in a number of our exchanges. As of October 31, 2004, we have had less than 100 requests to port one of our numbers to a wireless carrier. Rural telephone companies serving rural areas have to make LNP available to wireless carriers on May 24, 2004 or six months after a bona fide request from a wireless carrier. The FCC still has under consideration a number of technical and cost recovery issues associated with deployment of LNP.

We have received bona fide requests for LNP in some of our exchanges. We estimate that upgrading our switches to provide LNP will cost approximately $3.2 million in capital expenditures. We filed a petition with the state regulator in New Mexico requesting the suspension of our obligation to deploy LNP until at least March 31, 2005. Having been granted extensions by the Texas and Oklahoma regulators, we are now LNP capable in the Texas and Oklahoma exchanges for which we have received bona fide requests for LNP. Following a hearing, the state regulator in New Mexico granted us a suspension until November 30, 2004 for the Hobbs/ Carlsbad cluster of nine exchanges, until March 31, 2005 for the Ruidoso cluster of five exchanges and until July 15, 2005 for our remaining New Mexico exchanges.

End-User and Access Charges. The FCC regulates the prices that we charge for the use of our local telephone facilities in originating or terminating interstate telecommunications services. The FCC has structured these prices as a combination of flat monthly charges paid by the end-users and usage sensitive charges or flat rated facilities charges paid by long distance carriers, also referred to as access charges. The FCC regulates the levels of interstate access charges we charge by imposing price caps on those charges. In 2000, the FCC adopted an integrated interstate access reform and universal service framework for price cap local telephone companies called the CALLS Plan, which allowed end user rates to rise, but forced substantial decreases in access charges billed to long distance carriers. The CALLS Plan will expire in mid-2005 unless extended by the FCC.

The CALLS Plan provides for a “low-end adjustment” to increase prices to achieve a 10.25% annual return, if needed, to address a situation where a local telephone company’s earnings drops below 10.25%. In essence, this is a protection against unreasonably low earnings. We requested and were granted low-end adjustment relief pursuant to FCC rules for our Texas study area in 2001, 2002, 2003 and 2004. We also obtained a waiver in 2002 that delayed a price decrease in access charges until July 2004. We currently have pending a petition for reconsideration of an order denying our request to make the 2002 waiver permanent.

The FCC has made, and is continuing to consider, various changes to the existing access charge price structure. The FCC has sought comment on how it should change inter-carrier compensation, including interstate access charges, reciprocal compensation for local calling between competitors, and intrastate access charges. Specifically, the FCC proposed to adopt for all inter-carrier compensation a “bill and keep” mechanism in which carriers would exchange traffic at no charge to each other, and recover their costs from their own end users. Carrier charges would be limited to compensation for transporting traffic to another carrier’s network. If implementation of such a proposal raises the prices paid by end users to the point where the prices are unaffordable, the FCC proposed that a universal service mechanism would be used to compensate a carrier for costs in excess of what could be recovered through affordable rates. We are actively participating in discussions with other industry parties aimed at developing a consensus proposal on inter-carrier compensation that would replace the CALLS plan. In October 2004, we joined with eight other carriers, collectively known as the Intercarrier Compensation Forum, to file a specific reform proposal with the FCC. The outcome of the FCC’s proceeding is uncertain, but it could result in significant changes to the way in which we receive compensation from other carriers and our customers. At this time, we cannot estimate whether the FCC or Congress will reform the current system, or, if so, whether and to what extent any changes will affect our access charge revenues or other inter-carrier compensation revenues.

Interstate Long Distance Services. The FCC does not actively regulate the prices, terms or facilities of our interstate long distance services. However, we must comply with the general requirement that our prices and terms be just, reasonable and nondiscriminatory. Also, we must comply with FCC rules regarding unauthorized switching of a customer’s long distance service provider, or slamming; the FCC has recently levied substantial fines on some carriers for slamming. In addition, our long distance carrier must post the prices, terms and conditions of its interstate service on its Internet web site and engage in other public disclosure activities.

Acquisitions. The FCC generally must approve in advance most transfers of control and assignments of operating authorizations by FCC-regulated entities. Therefore, if we seek to acquire companies that hold FCC authorizations, in most instances we will be required to seek approval from the FCC prior to completing those acquisitions. The FCC may deny, delay or impose conditions on such transactions.

Compliance and Penalties. The FCC has the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable federal laws or rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations.

Communications Assistance for Law Enforcement Act. Under the Communications Assistance for Law Enforcement Act, or CALEA, and related federal statutes, we are required to provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. We believe we are in compliance with current laws and regulations. On August 4, 2004, in response to a joint petition filed by the Department of Justice, Federal Bureau of Investigation, and the Drug Enforcement Administration, the FCC launched a Notice of Proposed Rulemaking proposing a thorough examination of the appropriate legal and policy framework of CALEA. In this proceeding, the FCC will examine issues relating to the scope of CALEA’s applicability to services such as broadband Internet access, as well as implementation and enforcement issues. We cannot predict the eventual outcome of this proceeding or what compliance with any rules adopted by the FCC may cost.

Local Government Authorizations

We may be required to obtain permits from municipal authorities for street opening and construction or operating franchises to install and expand fiber optic facilities in certain rural communities. Some of these franchises may require the payment of franchise fees. We have obtained such municipal franchises in some parts of Texas, Oklahoma, New Mexico and Arkansas.

Potential Internet Regulatory Obligations

In connection with our Internet access offerings, we could become subject to laws and regulations as they are adopted or applied to the Internet. To date, the FCC has treated Internet service providers, or ISPs, as enhanced service providers, rather than common carriers, and therefore ISPs are exempt from most federal and state regulation, including the requirement to pay access charges or contribute to the federal USF. As Internet services expand, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the Internet. The FCC is currently reviewing the appropriate regulatory framework governing broadband access to the Internet through telephone and cable television operators’ communications networks. At this time, we cannot estimate what regulatory changes may occur as a result of the FCC’s review, or what impact any such changes would have on our operations or revenues.

The emerging technology application known as Voice over Internet Protocol, or VoIP, can be used to carry voice communications services over a broadband Internet connection. The FCC has ruled that some VoIP arrangements are not subject to regulation as telephone services. Recently, the FCC ruled that certain VoIP services are jurisdictionally interstate, and it preempted the ability of the states to regulate such

VoIP applications or providers. The FCC has pending a proceeding that will address the applicability of various regulatory requirements to VoIP providers, including the payment of access charges and the support of programs such as The Universal Service and E-911. Expanded use of VoIP technology could reduce the access revenues received by local exchange carriers like us. We cannot predict whether or when VoIP providers may be required to pay or be entitled to receive access charges or universal service fund support, the extent to which users will substitute VoIP calls for traditional wireline communications or the effect of the growth of VoIP on our revenues.

Environmental Regulations

Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner or operator of property, we could be subject to environmental laws that impose liability for the entire cost of cleanup at contaminated sites, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information with respect to our executive officers and directors and other key employees of Valor as of September 30, 2004.

Name	Age	Position

Kenneth R. Cole	56	Vice Chairman, Director
John J. Mueller	48	Chief Executive Officer and President
John A. Butler	42	Executive Vice President—Chief Financial Officer
William M. Ojile, Jr.	44	Senior Vice President—Chief Legal Officer and Secretary
W. Grant Raney	44	Senior Vice President—Operations, Sales and Marketing
Cynthia B. Nash	40	Senior Vice President and Chief Information Officer
Keith D. Terreri	39	Vice President—Treasury and Corporate Development
Cynthia T. Cruz	44	Vice President—Corporate Communications
Randal S. Dumas	35	Vice President—Accounting and Controller
Ben Muro	58	Vice President—Human Resources
Anthony J. de Nicola	40	Director
Sanjay Swani	37	Director
Todd Khoury	39	Director

Kenneth R. Cole has served as a director of our company since March 2004 and as our Vice Chairman since April 2004. Prior to then, Mr. Cole served as our Chief Executive Officer from January 2002 to April 2004. Mr. Cole joined our company at its inception in January 2000 as President and Chief Operating Officer. Prior to joining our company, Mr. Cole had a 26-year career at CenturyTel, Inc., culminating in his service as Chief Operating Officer from May 1999 to January 2000.

John J. Mueller has served as our Chief Executive Officer and President since April 2004 and was previously our President and Chief Operating Officer since November 2002. Mr. Mueller joined us in April 2002 as Executive Vice President and Chief Operating Officer. Prior to joining our company, Mr. Mueller spent 23 years at Cincinnati Bell Inc. including serving as General Manager—Consumer Markets from February 1999 to May 1999, President—Business Units from May 1999 to November 1999 and President of the Cincinnati Bell Telephone Company from November 1999 to October 2001.

John A. Butler has served as our Executive Vice President and Chief Financial Officer since joining us in March 2000. Before joining our company, Mr. Butler served as Executive Vice President and Chief Financial Officer of Commonwealth Telephone Enterprises, Inc. starting in 1998. Prior to 1998, he was a director at First Union Capital Markets (Wachovia) in the Media and Communications Group. Mr. Butler has over 18 years of experience in the finance and telecommunications industries. Mr. Butler began his career at Arthur Andersen & Co. and is a licensed, certified public accountant.

William M. Ojile, Jr. has served as our Senior Vice President, Chief Legal Officer and Secretary since November 2000. Before joining our company, Mr. Ojile worked at U.S. WEST, Inc. for approximately 12 years, serving as Regional Executive Director—Public Policy from January 1998 to July 2000, and, after the merger between U.S. WEST and Qwest Communications International in July 2000, as Corporate Counsel for Qwest Communications International from July 2000 to November 2000.

W. Grant Raney has served as our Senior Vice President—Operations, Sales and Marketing since August 2004. Prior to then, Mr. Raney had served as our Senior Vice President—Operations and Engineering since January 2001. In February 2000, Mr. Raney joined our company as Vice President—Operations. Prior to joining our company, from March 1999 to February 2000, Mr. Raney was Division Vice President at Spectra Communications Group, a partnership of CenturyTel, Inc. Starting March 1979 at CenturyTel, Mr. Raney has gained 25 years of experience in the telecommunications industry in a variety of roles of increasing responsibility.

Cynthia B. Nash has served as our Senior Vice President and Chief Information Officer since January 2004. In April 2002, Ms. Nash joined our company as our Vice President and Chief Technology Officer. Before joining our company, Ms. Nash held various positions of increasing responsibility with CenturyTel, Inc., including Vice President of Information Technology from January 2001 to April 2002, Director of the Program Management Office and Customer Care from September 2000 to January 2001, Director of Applications Development from December 1999 to September 2000 and Director of Telco Applications from September 1997 to December 1999. Ms. Nash has over 17 years of experience in the telecommunications industry.

Keith D. Terreri has served as our Vice President—Treasury and Corporate Department since July 2001. Prior to joining our company, Mr. Terreri was Vice President and Treasurer of RCN Corporation from December 1999 to June 2001 and Director of Finance from January 1998 to December 1999. Mr. Terreri has over 6 years experience in the telecommunications industry. Mr. Terreri began his career at Deloitte & Touche LLP and is a certified public accountant.

Cynthia T. Cruz has served as our Vice President—Corporate Communications since June 2000. Prior to joining our company, Ms. Cruz was Senior Manager, Public Affairs, for Levi Strauss & Company from 1998 to 2000. With over 17 years experience as a communications professional, Ms. Cruz also previously held communications management positions with R.J. Reynolds Tobacco Company and the office of U.S. Representative Henry B. Gonzalez.

Randal S. Dumas has served as our Vice President—Controller since July 2003. He joined our company in January 2001 as Director—Accounting, and he added the responsibility of Controller in June 2002. Prior to joining our company, Mr. Dumas worked for Citizens Communications starting in 1994, where he was Revenue Accounting Manager from January 1997 to January 2000, Director of General Accounting from January to June 2000 and Director of Financial Operations from June 2000 until January 2001. Mr. Dumas is a certified public accountant.

Ben Muro has served as our Vice President—Human Resources since February 2000. Prior to joining our company, Mr. Muro was Senior Vice President of Human Resources for Parkland Health and Hospital System in Dallas from March 1991 to February 2000.

Anthony J. de Nicola has served as a director of our company since March 2004. Mr. de Nicola is currently a general partner of Welsh, Carson, Anderson & Stowe, which is one of our existing equity holders. He joined Welsh, Carson, Anderson & Stowe in 1994 and focuses on investments in the information business services and communications industries. Before joining Welsh, Carson, Anderson & Stowe, he worked for four years in the private equity group at William Blair & Company. Previously, Mr. de Nicola worked at Goldman, Sachs & Co. in the Mergers and Acquisitions Department.

Sanjay Swani has served as a director of our company since March 2004. Mr. Swani is currently a general partner of Welsh, Carson, Anderson & Stowe, which is one of our existing equity holders. He joined Welsh, Carson, Anderson & Stowe in 1999 and focuses on investments in the information business services and communications industries. Previously, he was a director of Fox Paine & Company, a San Francisco-based private equity firm. Mr. Swani also spent four years in the Mergers, Acquisitions & Restructuring Department and two years in the Debt Capital Markets Department of Morgan Stanley Dean Witter & Co.

Todd Khoury has served as a director of our company since March 2004. Mr. Khoury is currently a managing director of Vestar Capital Partners, which is one of our existing equity holders. Mr. Khoury joined Vestar in 1993. Previously, he was a member of the Corporate Finance Group of Salomon Brothers Inc.

Our board of directors will consist of at least           members. Within one year of the consummation of this offering, a majority of our board of directors will be independent. The term of office for each director will be until his successor is elected or appointed, with elections for each directorship being held annually.

Board Committees

Prior to the consummation of this offering, we intend to establish an audit committee, a nominating committee, a compensation committee and a pension committee. Each committee will consist of three persons, at least one of whom is not an employee of, and has no business relationships with, Valor. Within one year of the consummation of this offering, all the members of our audit committee, nominating committee and compensation committee will be “independent” as defined by the rules of the New York Stock Exchange.

The audit committee will be responsible for reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent accountants. The nominating committee will evaluate the qualifications of potential nominees to our board of directors and make recommendations to the board as to which candidates should be nominated for election to our board of directors. The compensation committee will be responsible for reviewing and recommending to the board of directors the compensation and benefits of all our officers and directors, including stock compensation and establishing and reviewing general policies relating to the compensation and benefits of our employees. The pension committee will be responsible for reviewing the quality of services provided by our pension and savings plan advisors and administrators.

Compensation Committee Interlocks and Insider Participation

The current compensation of our executive officers was determined by the compensation committee of Valor Telecommunications Southwest, LLC. Prior to the consummation of this offering, we plan to form a compensation committee of our board of directors to oversee executive compensation issues. We anticipate that no member of our compensation committee will serve as a member of the board of directors or compensation committee of an entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Non-employee members of our board of directors will receive compensation for their services as directors of $                    per meeting of the board of directors that they attend. Directors will also be reimbursed for out-of-pocket expenses for attending board and committee meetings.

Limitations on Directors’ Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent.

The limited liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Voting Arrangement

Pursuant to a Securityholder’s Agreement that we will enter into with Welsh, Carson, Anderson & Stowe, or WCAS, Vestar Capital Partners, or Vestar and certain of their respective affiliates, WCAS and Vestar will agree to vote for each other’s designees to our board of directors (to the extent permitted by law and the rules of any securities exchange, system or market on which our securities are then listed), and to vote such that both WCAS and Vestar have at least one designee on each of our committees.

Executive Compensation

Summary Compensation Table. The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the fiscal year ended December 31, 2003, by our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 2003, to whom we refer in this prospectus collectively as the named executive officers:

Summary Compensation Table

				Long-Term
		Annual Compensation		Compensation

				Securities
				Underlying	All Other
	Fiscal Year	Salary	Bonus	Options(2)	Compensation

Kenneth R. Cole	2003	$525,000	$800,000	—	$30,761	(3)
Vice Chairman(1)
John J. Mueller	2003	$325,000	$550,000	—	$28,238	(4)
Chief Executive Officer and President
John A. Butler	2003	$284,625	$482,000	200,000	$22,004	(5)
Executive Vice President and Chief Financial Officer
W. Grant Raney	2003	$232,875	$279,279	150,000	$18,580	(6)
Senior Vice President of Operations, Engineering and Customer Service
William M. Ojile, Jr.	2003	$207,000	$225,138	—	$22,169	(7)
Senior Vice President, Chief Legal Officer and Secretary

(1)	Mr. Cole served as our Chief Executive Officer from January 2002 through April 2004.
(2)	Represents options to purchase equity interests of Valor Telecommunications Southwest LLC, or VTS, under VTS’s 2000 Equity Incentive Non-Qualifying Option Plan.
(3)	Consists of $20,003 of insurance premiums ($7,365 for medical insurance; $7,623 for life insurance; and $5,015 for Long-Term Disability), $1,758 for related medical exams, and a $9,000 company contribution to our 401(k) plan.
(4)	Consists of $16,905 of insurance premiums ($8,046 for medical insurance; $1,649 for life insurance; and $7,210 for Long-Term Disability), $2,333 for related medical exams, and a $9,000 company contribution to our 401(k) plan.
(5)	Consists of $10,839 of insurance premiums ($7,364 for medical insurance; $1,260 for life insurance; and $2,215 for Long-Term Disability), $2,165 for related medical exams, and a $9,000 company contribution to our 401(k) plan.
(6)	Consists of $7,141 of insurance premiums ($5,064 for medical insurance; $1,033 for life insurance; and $1,044 for Long-Term Disability), $2,439 for related medical exams, and a $9,000 company contribution to our 401(k) plan.
(7)	Consists of $10,710 of insurance premiums ($8,043 for medical insurance; $808 for life insurance; and $1,859 for Long-Term Disability), $2,459 for related medical exams, and a $9,000 company contribution to our 401(k) plan.

Employment and Severance Agreements

We have entered into employment, confidentiality and non-competition agreements with Messrs. Cole, Mueller, Butler, Ojile and Raney, the material terms of which are discussed below. We also have agreements with other key employees at the director level and above that provide for an agreement not to compete with us for a maximum period of up to twelve months, in return for the payment of severance benefits for involuntary termination without cause.

Agreement with Kenneth R. Cole. We entered into an agreement with Kenneth C. Cole that will remain in effect until March 31, 2007 pursuant to which Mr. Cole will receive an annual base salary of $300,000, medical and other benefits. Mr. Cole shall devote at least 25% of his professional time, efforts and attention to the duties outlined in the agreement, including but not limited to serving as Vice Chairman of our company advising and assisting our Board of Directors and management with regards to corporate strategy, the identification and implementation of potential mergers, acquisitions and other strategic transactions, regulatory matters and business development efforts.

In connection with this offering, we entered into a letter agreement with Mr. Cole on April 9, 2004 pursuant to which Mr. Cole received a one-time transition bonus of $5.0 million. In anticipation of this offering, Mr. Cole desired to implement our succession plan so that we could make anticipated changes in our senior management before becoming a public company. To facilitate this, we negotiated with and paid Mr. Cole this one-time bonus in consideration for his agreement to terminate his then existing employment agreement, his agreement to serve as our Vice Chairman and his agreement to remain as a part-time employee, as discussed above. In addition, Mr. Cole was also to receive an additional one-time payment of $1.5 million if we consummated a prior equity offering prior to April 9, 2005. On November 10, 2004, we amended Mr. Cole’s letter agreement and part-time employment agreement to pay him $750,000 in connection with our debt recapitalization, and to pay him an additional $750,000 on the earlier of either an initial public offering or the termination of his agreement on March 31, 2007.

Agreement with John J. Mueller. We entered into an employment agreement with John J. Mueller on April 9, 2004 that will remain in effect until the later of March 31, 2007 or the second anniversary of the completion of this offering and can be renewed for successive one year periods thereafter. Mr. Mueller currently receives an annual base salary of $500,000, an annual incentive bonus and medical and other benefits. Mr. Mueller’s annual bonus is targeted to be one times his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. For the year ended December 31, 2003, Mr. Mueller received a bonus of $550,000.

If we terminate Mr. Mueller’s employment without “cause” or if he resigns for “Good Reason,” as each such term is defined in his employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary and continued medical and other benefits for one year following the date of his termination, plus the full amount of his target bonus for the year in which his employment terminates and life insurance and medical benefits for various periods. Mr. Mueller’s employment agreement provides that he will be restricted from engaging in competitive activities for one year after the termination of his employment although this restriction may be extended for an additional twelve months under certain circumstances.

Agreement with John A. Butler. We entered into an employment agreement with John A. Butler in 2000. The agreement provides for automatic one-year extensions of the employment term unless either party provides written notice of its intention not to review the agreement within 90 days of the expiration of the then current term. Mr. Butler currently receives an annual base salary of $315,000, an annual incentive bonus and medical and other benefits. Mr. Butler’s annual bonus is targeted to be one-half his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. For the year ended December 31, 2003, Mr. Butler received a bonus of $482,000.

If we terminate Mr. Butler’s employment without “cause” or if he resigns for “Good Reason,” as each such term is defined in his employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary and continued medical and other benefits for one year following the date of his termination, plus the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year. Mr. Butler’s employment agreement provides that he will be restricted from engaging in competitive activities for one year after the termination of his employment. Mr. Butler may not solicit employees for one year following termination of his employment with our company.

Agreement with William M. Ojile, Jr. We entered into an employment agreement with William M. Ojile in 2000. The agreement provides for automatic one-year extensions of the employment term unless either party provides written notice of its intention not to review the agreement within 90 days of the expiration of the then current term. Mr. Ojile currently receives an annual base salary of $250,000, an annual incentive bonus and medical and other benefits. Mr. Ojile’s annual bonus is targeted to be one-half his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. For the year ended December 31, 2003, Mr. Ojile received a bonus of $225,138.

If we terminate Mr. Ojile’s employment without “cause” or if he resigns for “Good Reason,” as each such term is defined in his employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary and continued medical and other benefits for one year following the date of his termination, plus the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year. Mr. Ojile’s employment agreement provides that he will be restricted from engaging in competitive activities for one year after the termination of his employment. Mr. Ojile may not solicit employees for one year following termination of his employment with our company.

Agreement with W. Grant Raney. We entered into an employment agreement with W. Grant Raney in 2000. The agreement provides for automatic one-year extensions of the employment term unless either party provides written notice of its intention not to review the agreement within 90 days of the expiration of the then current term. Mr. Raney currently receives an annual base salary of $257,000, an annual incentive bonus and medical and other benefits. Mr. Raney’s annual bonus is targeted to be one-half his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. For the year ended December 31, 2003, Mr. Raney received a bonus of $279,279.

If we terminate Mr. Raney’s employment without “cause” or if he resigned for “Good Reason” as each such term is defined in his employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary and continued medical and other benefits for one year following the date of his termination, plus the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year. Mr. Raney’s employment agreement provides that he will be restricted from engaging in competitive activities and soliciting employees for one year following termination of his employment with our company.

Transaction Bonuses

Debt Recapitalization Cash Bonuses. We will pay an aggregate of $4,000,000 to the following executives in the following amounts in December 2004 as a transaction bonus in recognition of their efforts in connection with our debt recapitalization and their past service to Valor: John J. Mueller, $1,250,000; John A. Butler, $1,000,000; W. Grant Raney, $1,000,000; William M. Ojile, Jr., $500,000; and Cynthia Nash, $250,000. In addition, we will pay an aggregate of $285,000 in transaction bonuses to other members of our management in connection with the debt recapitalization.

Initial Public Offering Cash Bonuses. In connection with the consummation of this offering we will agree to pay additional cash bonuses of up to an aggregate of $2,400,000 to our executive officers in the manner set forth on the table below if such officer remains an employee of Valor or its affiliates as of any date on which such payment becomes due. These payments are intended to compensate our executive officers for their efforts in connection with the completion of this offering.

Name	Date of IPO	January 1, 2006	January 1, 2007	Total

John J. Mueller	$200,000	$400,000	$400,000	$1,000,000
John A. Butler	100,000	200,000	200,000	500,000
W. Grant Raney	100,000	200,000	200,000	500,000
William M. Ojile, Jr.	50,000	100,000	100,000	250,000
Cynthia Nash	30,000	60,000	60,000	150,000

Total	$480,000	$960,000	$960,000	$2,400,000

In addition, in connection with the consummation of this offering we will agree to pay additional cash bonuses of up to an aggregate of $285,000 to other members of our management in amounts to be recommended by our Chief Executive Officer and approved by our Compensation Committee if, with respect to any such member of management, such person remains employed by Valor or its affiliates as of the date such bonus is to be paid.

Bonus and Incentive Plans

2004 Long-Term Incentive Plan. We will adopt our 2004 Long-Term Incentive Plan effective upon the completion of this offering. The plan provides for grants of stock options, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

A total of                      shares of our common stock, representing           % of our common stock outstanding upon completion of this offering, will be available for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Our compensation committee will administer the plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee.

Stock Options. Under the plan, the compensation committee or the board may award grants of incentive stock options and other non-qualified stock options. The compensation committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

The compensation committee will determine the exercise price and term of any option in its discretion. The exercise price of an incentive option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant and the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.

Restricted Stock. Under the plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion.

Performance Awards. The compensation committee may grant performance awards contingent upon achievement by the grantee or by us, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

Amendment and Termination of the Plan. The board may amend or terminate the plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. If not previously terminated by the board, the plan will terminate on the tenth anniversary of its adoption.

Upon the consummation of this offering, we will grant to the following executives the number of shares of restricted common stock:

Number of Shares
of Restricted
Name	Stock

John J. Mueller
John A. Butler
W. Grant Raney
William M. Ojile, Jr.
Cynthia B. Nash

Except as set forth below, the restricted stock will vest on the dates and in the percentages set forth in the following table:

	Vested upon
Name	Issuance	Vested on 1/1/06	Vested on 1/1/07	Vested on 1/1/08

John J. Mueller	21.7391%	26.0870%	26.0870%	26.0869%
John A. Butler	20.0%	26.6667%	26.6667%	26.6666%
W. Grant Raney	20.0%	26.6667%	26.6667%	26.6666%
William M. Ojile, Jr.	15.0%	28.3334%	28.3333%	28.3333%
Cynthia B. Nash	18.5185%	27.1605%	27.1605%	27.1605%

Following a Change of Control (as defined below), the vesting of all of the restricted stock will accelerate upon either (A) the termination of the employment of such executive by Valor without Cause (as defined below) or (B) the resignation of such executive from Valor for Good Reason (as defined below), in either case if such termination or resignation occurs before the later of (i) the first anniversary of the Change of Control or (ii) January 1, 2007.

In circumstances other than those described above, if the executive is terminated by Valor without Cause or resigns from Valor for Good Reason, a portion of the unvested shares of restricted stock held by such person that are scheduled to vest on the next vesting date will vest as of the date of such person’s termination of employment in an amount equal to the product of (A) the number of shares of restricted stock held by such person that are scheduled to vest on the next vesting date multiplied by (B) the quotient of (i) the number of days elapsed since the last vesting date divided by (ii) 365.

If any executive is terminated for Cause or resigns without Good Reason, there will be no further vesting of any of such person’s restricted stock.

“Cause” means (A) with respect to Mr. Mueller, the definition set forth in his Employment Agreement with the Company dated as of April 9, 2004, and (B) with respect to the other executives a termination resulting from the following actions, failures and events by or affecting an employee: (i) gross negligence by the employee in the performance of, or willful disregard by the employee of, his or her obligations under his or her employment agreement that results in material damage to our business, (ii) willful failure by the employee to obey the reasonable and lawful orders and policies of our board of directors that are consistent with the provisions of his or her employment agreement, in each case, which such negligence, willful disregard or willful failure continues unremedied for a period of 15 days after written notice thereof, or (iii) conviction of a crime, or entry of a plea of no contest with respect thereto, that results in material damage to our business.

As used herein, the term “Good Reason” means (A) with respect to Mr. Mueller, the definition set forth in his employment agreement and (B) with respect to the other executives, any material breach by us of our obligations under the employee’s employment agreement, or (2) any substantial diminution of the employee’s scope of responsibilities as an officer of Valor, as set forth in the employee’s employment agreement and our Amended and Restated Certificate of Incorporation and Bylaws, diminution of title or reduction in compensation, in each case, which continues unremedied for a period of fifteen (15) days after written notice thereof to Valor, or (3) upon demand by us that the employee relocate from his or her current principal office location to a location more than 50 miles from such current principal office location.

As used herein, the term “Change of Control” means an acquisition of “beneficial interest” by a “person” or “group” (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) of voting equity interests of Valor, representing more than 50% of the voting power of all outstanding voting equity interests, whether by way of merger or consolidation or otherwise, or a sale of all or substantially all of the assets of Valor and its subsidiaries taken as a whole.

Annual Incentive Compensation Plan. We maintain an incentive compensation plan whereby certain management and supervisory personnel qualify for incentive payments if our company and executives both meet or exceed certain financial performance targets.

Individual awards are paid to participants in lump sum payments within 60 days following the end of the fiscal year, subject to withholding of applicable federal, state and local taxes. Individual awards are paid annually but we may choose to make semi-annual payments if we are meeting or exceeding financial objectives and the outlook for the remaining half of the year is favorable. Participants may also qualify for a separate mid-year award at our management’s discretion. Our chief executive officer, in consultation with the board of directors, may adjust or eliminate any incentive payment that would otherwise be earned under the incentive compensation plan based on such factors as they may determine in their sole discretion. Our chief executive officer, in consultation with the board of directors, may also amend or cancel the bonus plan at any time for any reason.

In January 2004, our chief executive officer, with the approval of our compensation committee, authorized bonus amounts for fiscal year 2003 for members of our management team eligible to participate in the incentive compensation plan that qualified for payment. In August 2004, our chief executive officer, with the approval of our compensation committee, authorized bonus amounts for the first half of 2004 for members of our management team eligible to participate in the incentive compensation plan that qualified for payment. The payments made were approximately one-third of the 2004 bonus opportunity for the respective employees. Members of our senior management team did not receive any payment.

Savings Plan. We sponsor the Valor Telecommunications Southwest, LLC Savings Plan, a tax qualified plan in which our eligible employees may participate. Subject to certain limitations, participants in our 401(k) plan may elect to make pre-tax contributions up to 16% of their annual base salary each year. At our discretion, we make matching contributions equal to a percentage of a participant’s contributions. Matching contributions fully vest after two years of employment with our company.

Pension Plan. We also sponsor the Valor Telecommunications Enterprises, LLC Pension Plan, a defined benefit plan, in which qualified employees may participate. This plan is offered only to union employees and is not available for management. Former employees of GTE Southwest Corporation, or GTE, who participated in the pension plan of GTE and became our employees upon our acquisition of assets from GTE also participate in our pension plan. We contribute the full cost of the pension plan to a pension trust fund. The average annual compensation and accredited service determines the amount of payments an employee receives under the pension plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of shares of our common stock immediately prior to completion of this offering and shows the number of and percentage owned by:

•	each person who is known by us to own beneficially more than 5% of our capital stock;

•	each person who will sell shares of common stock in the offering if the underwriters exercise their overallotment option;

•	each member of our board of directors;

•	each of our named executive officers;

•	each of our nominees to our board of directors; and

•	all members of our board of directors and our executive officers as a group.

Except as indicated in the footnotes to this table (1) each person has sole voting and investment power with respect to all shares attributable to such person and (2) each person’s address is c/o Valor Communications Group, Inc., 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062.

				Shares Beneficially		Shares Beneficially
			Shares to be	Owned After this		Owned After this
			Sold in this	Offering Assuming		Offering Assuming
	Shares Beneficially		Offering	No Exercise of		Full Exercise of
	Owned Before this		Assuming Full	Overallotment		Overallotment
	Offering		Exercise of	Option(2)		Option(2)
Overallotment
	Number	%(1)	Option(2)	Number	%(3)	Number %

Welsh, Carson, Anderson & Stowe(4)
Vestar Capital Partners(5)
Citicorp Venture Capital(6)
Kenneth R. Cole
John J. Mueller
John A. Butler
William M. Ojile, Jr.
W. Grant Raney
Anthony J. de Nicola(7)
Sanjay Swani(7)
Todd Khoury(8)
All directors and executive officers as a group (9 persons)

(1)	The respective percentages of beneficial ownership are based on shares of common stock outstanding immediately prior to the completion of the offering.

(2)	The selling stockholders shall sell shares of common stock in connection with this offering only to the extent the underwriters exercise the overallotment option.

(3)	The respective percentages of beneficial ownership are based on shares of common stock as of the completion of this offering.

(4)	Shares are held by the following affiliates of Welsh, Carson, Anderson & Stowe: SCD Sharing Partnership, LP, SCE Sharing Partnership, L.P. and WCA Management Corporation. Welsh, Carson, Anderson & Stowe disclaims beneficial ownership of such shares. WCAS VIII Associates LLC, a limited liability company and affiliate of Welsh, Carson, Anderson & Stowe, exercises voting and investment control over the shares held by SCD Sharing Partnership, LP as general partner Voting and investment control over the shares held by WCAS VIII Associates LLC is determined by an affirmative vote of two thirds of its managing members. The shareholders of WCA Management Corporation exercise voting and investment control over the shares held by WCA Management Corporation. As members of WCAS VIII Associates LLC, Mr. de Nicola and Mr. Swani may be deemed to share beneficial ownership of the shares held by WCAS VIII Associates LLC. Mr. de Nicola and Mr. Swani disclaim beneficial ownership of such shares. The address of Welsh, Carson, Anderson & Stowe is 320 Park Avenue, Suite 2500, New York, NY 10022.

(5)	Shares are held by the following affiliates of Vestar Capital Partners: Vestar Capital Partners III, L.P., Vestar Capital Partners IV, L.P. and Vestar/ Valor LLC. Vestar Capital Partners disclaims beneficial ownership of such shares. Vestar Capital Partners III, L.P. is a limited partnership, the general partner of which is Vestar Associates III, L.P. As general partner of Vestar Associates III, L.P., Vestar Associates Corporation III, a corporation affiliated with Vestar Capital Partners, exercises voting and investment control over shares held by Vestar Capital Partners III, L.P. Vestar Capital Partners IV, L.P. is a limited partnership, the general partner of which is Vestar Associates IV, L.P. As general partner of Vestar Associates IV, L.P., Vestar Associates Corporation IV, a corporation and affiliate of Vestar Capital Partners, exercises voting and investment control over shares held by Vestar Capital Partners IV, L.P. Vestar/ Valor LLC is a limited liability company, the managing member of which is Vestar Capital Partners IV, LP. As general partner of Vestar Associates IV, LP, Vestar Associates

Corporation IV exercises voting and investment control over the shares held by Vestar/ Valor LLC. The address of Vestar Capital Partners is 245 Park Avenue, 41st Floor, New York, NY 10167.

(6)	Shares are held by the following affiliates of Citicorp Venture Capital: Citicorp Venture Capital, Ltd., a New York corporation; CCT Partners VI, L.P., a Delaware limited partnership; and Citicorp Mezzanine III, L.P., a Delaware limited partnership. Citicorp Venture Capital disclaims beneficial ownership over such shares. As general partner of CCT Partners VI, L.P., CCT VI Corporation, a Delaware corporation, exercises voting and investment control over shares held by CCT Partners VI, L.P. As general partner of Citicorp Mezzanine III, L.P., Citicorp Capital Investors Limited, a Delaware corporation, exercises voting and investment control over shares held by Citicorp Mezzanine III, L.P. The address of Citicorp Venture Capital is 299 Park Avenue, New York, NY 10022.

(7)	As members of WCAS VIII Associates LLC, Mr. de Nicola and Mr. Swani may be deemed to share beneficial ownership of the shares held by WCAS VIII Associates LLC. Mr. de Nicola and Mr. Swani disclaim beneficial ownership of such shares and any shares held by affiliates of Welsh, Carson, Anderson & Stowe.

(8)	As an officer of Vestar Associates Corporation III, Mr. Khoury may be deemed to share beneficial ownership of the shares held by Vestar Associates Corporation III. Mr. Khoury disclaims beneficial ownership of such shares and any shares held by affiliates of Vestar Capital Partners.

RELATED PARTY TRANSACTIONS

Equity Sponsors

Management Fees. Pursuant to the limited liability company operating agreement of our subsidiary, Valor Telecommunications, LLC, or VTC, each of WCAS and Vestar provides management services to us. In return for these services we paid management fees of $571,430 to affiliates of WCAS in each of 2000, 2001, 2002 and 2003, and $428,570 to an affiliate of Vestar in each of fiscal 2000, 2001, 2002 and 2003. For the first nine months of 2004, we accrued an aggregate of $750,000 of management fees payable to WCAS and Vestar. We will cease paying these fees upon the closing of the offering. We also paid a transaction fee of $750,000 to affiliates of WCAS and a $500,000 transaction fee to affiliates of Vestar and CVC in connection with our acquisition of Kerrville Communications Corporation in 2002.

Securityholders Agreement. We will also enter into a securityholders agreement with WCAS, Vestar and certain of their affiliates which will contain the following registration rights:

•	WCAS and Vestar will have demand registration rights relating to the shares of our common stock that they receive pursuant to our reorganization, subject to the requirement that the securities covered by each demand registration have an aggregate public offering price of at least $ million if registered pursuant to a long-form registration statement, or $ million if registered pursuant to a short-form registration statement; provided that the entities comprising WCAS and Vestar that initiate a demand for registration must hold a majority of the shares of common stock held by all such WCAS or Vestar entities, as the case may be, to initiate a demand for registration; provided, further, that WCAS or Vestar may exercise a demand right for less than an aggregate public offering price of $ million if registered pursuant to a long-form registration statement, or $ million if registered pursuant to a short-form registration statement, if such proposed offering is for all of the remaining shares of common stock held by WCAS or Vestar; provided, further, that WCAS can request up to three registrations that are registered pursuant to a long-form registration statement and Vestar can request up to two registrations that are registered pursuant to a long-form registration statement; and

•	WCAS and Vestar will have the right to include in our future public offerings of securities the shares of our common stock held by each of them.

We have agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the securities sold, and to indemnify WCAS and Vestar that have included securities in such offering against certain liabilities, including liabilities under the Securities Act.

Pursuant to the Securityholders Agreement, WCAS and Vestar will agree to vote for each other’s designees to our board of directors (to the extent permitted by law and the rules of any securities exchange, system or market on which our securities are then listed), and to vote such that both WCAS and Vestar have at least one designee on each of our committees.

Management

Transaction Bonuses.

Debt Recapitalization Cash Bonuses. We will pay an aggregate of $4,000,000 to the following executives in the following amounts in December 2004 as a transaction bonus in recognition of their efforts in connection with our debt recapitalization and their past service to Valor: John J. Mueller, $1,250,000; John A. Butler, $1,000,000; W. Grant Raney, $1,000,000; William M. Ojile, Jr., $500,000; and Cynthia Nash, $250,000. In addition, we will pay an aggregate of $285,000 in transaction bonuses to other members of our management in connection with the debt recapitalization.

Initial Public Offering Cash Bonuses. In connection with the consummation of this offering we will agree to pay additional cash bonuses of up to an aggregate of $2,400,000 to our executive officers in the manner set forth on the table below if such officer remains an employee of Valor or its affiliates as of any date on which such payment becomes due. These payments are intended to compensate our executive officers for their efforts in connection with the completion of this offering.

Name	Date of IPO	January 1, 2006	January 1, 2007	Total

John J. Mueller	$200,000	$400,000	$400,000	$1,000,000
John A. Butler	100,000	200,000	200,000	500,000
W. Grant Raney	100,000	200,000	200,000	500,000
William M. Ojile, Jr.	50,000	100,000	100,000	250,000
Cynthia Nash	30,000	60,000	60,000	150,000

Total	$480,000	$960,000	$960,000	$2,400,000

In addition, in connection with the consummation of this offering, we will agree to pay additional cash bonuses of up to an aggregate of $285,000 to other members of our management in amounts to be recommended by our Chief Executive Officer and approved by our Compensation Committee if, with respect to any such member of management, such person remains employed by Valor or its affiliates as of the date such bonus is to be paid. The IPO transaction bonuses will be paid from our excess cash and not from the proceeds of this offering.

Reorganization

In connection with our reorganization we will issue common stock to our equity sponsors and certain of members of our management in exchange for their equity interests in our subsidiaries. As a result, our equity sponsors and our officers will receive the following number of shares of common stock:

Related Party	Common Stock

Welsh, Carson, Anderson & Stowe
Vestar Capital Partners
Citicorp Venture Partners
Kenneth R. Cole
John J. Mueller
John A. Butler
William M. Ojile, Jr.
W. Grant Raney
Cynthia B. Nash

Indemnification and Insurance

For a description of our limitation on liability and indemnification of, and provision of insurance covering, our directors and executive officers, see “Management—Limitations on Liability and Indemnification of Officers and Directors.”

DETAILED TRANSACTION STEPS

Immediately prior to and in connection with the consummation of this offering, we will reorganize our enterprise structure. All the equity interests in our subsidiary Valor Telecommunications, LLC, or VTC, are currently held by the following individuals and entities to whom we refer to collectively as our “existing equity holders”:

•	affiliates of Welsh, Carson, Anderson & Stowe; affiliates of Vestar Capital Partners; and affiliates of Citicorp Venture Capital, to whom we refer collectively as our “equity sponsors”;

•	a group of individuals who assisted us in forming our company, to whom we refer collectively as our “founders”; and

•	our management and employees.

VTC together with our equity sponsors collectively hold substantially all of the outstanding equity interests of Valor Telecommunications Southwest, LLC, or VTS. VTC also currently holds all of the outstanding equity interests of Valor Telecommunications Southwest II, LLC, or VTS II.

The equity interests in VTC are held by certain of our founders, our management through a Delaware limited liability company and our equity sponsors both directly and indirectly through various entities. The equity interests in Valor Telecommunications Southwest, LLC are held by VTC, our equity sponsors, both directly and indirectly through various entities, and an individual investor.

Immediately prior to the consummation of this offering, the following transactions will take place:

1.	Our founders, our management and our equity sponsors will contribute directly or indirectly their equity interests in Valor Telecommunications, LLC to Valor Communications Group, Inc. in exchange for an aggregate of shares of common stock.

2.	Our equity sponsors will contribute, directly and indirectly, their equity interests in VTS to Valor Communications Group, Inc. in exchange for an aggregate of shares of common stock. The remainder of the equity interests in VTS are held by an individual investor. In connection with and as a result of this offering, such interests will be redeemed for cash to the extent of their value, if any, under the limited liability company agreement of VTS.

3.	To the extent, if any, that the value of the equity interests exceeds the exercise price, our former employees who hold options to acquire Class B common units of Valor Telecommunications Southwest, LLC shall receive in respect of such options. Such options shall be cancelled upon their surrender.

4.	To the extent, if any, that the value of the equity interests exceeds the exercise price, our current employees who hold options to purchase Class B common units of Valor Telecommunications Southwest, LLC will receive in exchange for such options. Such options shall be cancelled upon their surrender.

As a result of our management exchanging their equity interests for                      we will record approximately $          in compensation expense. As a result of this reorganization, each of Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC and Valor Telecommunications Southwest II, LLC will be a wholly-owned subsidiary of Valor Communications Group, Inc.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Credit Facility

      On November 10, 2004, Valor Telecommunications Enterprises, LLC, or VTE, Valor Telecommunications Enterprises II, LLC, or VTE II, and certain of their respective subsidiaries, entered into a $1.3 billion senior secured credit facility with a syndicate of financial institutions. Banc of America Securities LLC is one of the senior lead arrangers and senior book managers and an affiliate of Banc of America Securities LLC is the administrative agent on the credit facility. An affiliate of J.P. Morgan Securities Inc., a lead manager in this offering is one of the senior syndication agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the lead managers in this offering, is one of the documentation agents on the credit facility. Currently, the credit facility prohibits us from paying dividends on our common stock and requires us to use 50% of the net cash proceeds from any equity issuance to prepay amounts outstanding under new credit facility as well as prepay amounts outstanding with excess cash flow on the last day of our fiscal year. Concurrent with the closing of this offering, we will amend the credit facility to permit the use of the net proceeds of this offering in the manner set forth in “Use of Proceeds” and the use of excess cash to pay dividends, subject to our compliance with certain financial ratios and other tests described below. We refer to the credit facility, as so amended, as our “new credit facility.”

      We expect that Valor Communications Group, Inc., Valor Telecommunications Southwest, LLC, or VTS, the sole member of VTE, and Valor Telecommunications Southwest II, LLC, or VTS II, the sole member of VTE II, will guarantee the obligations of VTE and VTE II and their subsidiaries under the new credit facility. Valor Telecommunications, LLC, or VTC, the controlling member of VTS and VTS II, along with each of its existing and future wholly-owned, direct and indirect subsidiaries will also guarantee the obligations of VTE and VTE II and their subsidiaries under the new credit facility.

      The new credit facility is comprised of a six-year $100.0 million senior secured revolving credit facility, which we refer to as the “new revolver” and a seven-year senior secured term loan facility in an aggregate principal amount of $1.2 billion in three tranches, consisting of a $900.0 million Term Loan B, a $270.0 million Term Loan C and a $30.0 million Term Loan D, which we refer to collectively as the “new term loan.”

      In addition, as a condition of borrowing Term Loans C and D, we invested $30 million, representing 10% of the total loan amounts under Term Loans C and D, in subordinated capital certificates issued to us by the Rural Telephone Finance Cooperative, or RTFC. The RTFC will redeem the subordinated capital certificates in proportion to our principal repayments on Term Loans C and D.

      Upon completion of this offering, we expect to have $1.2 billion outstanding under the new term loan and no amount drawn on the new revolver. We expect to borrow under the new revolver from time to time as we need to provide for our working capital and general corporate needs.

Interest Rate and Fees. Borrowings under the new revolver or Term Loan B are expected to be outstanding at either the base rate plus a margin to be determined or LIBOR plus a margin to be determined. Borrowings under the Term Loan C and Term Loan D are expected to be outstanding at either a RFTC fixed rate or at a RFTC variable rate plus 1.18%.

      We expect to pay certain fees with respect to the loans under the new credit facility, including: (i) in respect of the new revolver, a commitment fee of 0.50% of any unused amounts; (ii) a commission on the aggregate face amount of all outstanding letters of credit and a fronting fee on the face amount of each letter of credit; and (iii) customary annual administration fees.

Payment of Dividends. Subject to certain conditions and restrictions, we expect the restricted payments covenant in the new credit facility to permit us, during any fiscal quarter, to pay:

•	current dividends on our common stock in an amount not to exceed (i) the amount of regularly-scheduled dividend payments to be made during the period commencing on the closing date of the new credit facility through the date of delivery of financial statements as required under the credit agreement with respect to the first full fiscal quarter following the closing date of the new credit facilities plus (ii) the difference (calculated including all of our subsidiaries on a consolidated basis) between (a) available cash (as defined below) for a period commencing on the first day of the first full fiscal quarter after the closing of the new credit facility and ending on the last day of the fiscal quarter most recently ended for which a compliance certificate has been delivered and (b) the aggregate amount of (1) dividends paid during the period commencing on the closing date of the new credit facility and ending on the date of any dividends, other than any such dividends paid from the proceeds of equity as described in the bullet point below and (2) certain investments made during such period, other than any such investments paid from the proceeds of equity (such difference, “cumulative distributable cash”); provided that no dividend suspension period, as defined below, and no event of default shall have occurred and be continuing; and

•	dividends from the portion of the proceeds of any incurrence, issuance or sale of our equity not used to fund certain permitted acquisitions or investments; provided that no event of default shall have occurred and be continuing.

      We expect that “available cash” will be defined in the new credit facility as, on any date of determination, for the period commencing on the first day of the first full fiscal quarter that starts after the date of the closing of the new credit facilities and ending on the last day of the fiscal quarter most recently ended for which a compliance certificate has been delivered, an amount equal to the sum (as calculated for us and our subsidiaries on a consolidated basis) of: (a) Adjusted EBITDA for such period minus (b) to the extent not deducted in the determination of Adjusted EBITDA, the sum of the following: (i) interest paid or accrued in such period (but not including amortization of deferred transaction costs or other non-cash interest expense); (ii) capital expenditures during such period (other than (A) any thereof in excess of a certain amount, financed with the proceeds of permitted debt or (B) any thereof financed with equity, or from the proceeds of permitted asset sales or casualty events); (iii) payments made for permitted acquisitions (other than any thereof financed with the proceeds of permitted debt or equity); (iv) certain other permitted investments; (v) scheduled principal payments, if any, during such period; (vi) mandatory prepayments required under the new credit facilities made during such period, in each case other than prepayments of revolving loans; (vii) cash taxes paid during such period; (viii) costs and expenses associated with any permitted securities offering, investment, acquisition or debt offering (in each case, whether or not successful); and (ix) the cash cost of any extraordinary or unusual losses during such period; plus (c) to the extent not included in the determination of Adjusted EBITDA, interest and dividends received in cash.

      We expect that the ratio of adjusted total debt (defined as total debt minus the sum of debt incurred to maintain our investment in RTFC subordinated capital certificates and, so long as no revolving loans are outstanding, the amount of our cash and cash equivalents) to Adjusted EBITDA (the “total leverage ratio”) will be tested quarterly. Within 45 days after the end of the first three fiscal quarters and within    days after the end of the fourth fiscal quarter of each of its fiscal years (but, with respect to the fiscal year ending December 31, 2004, within 90 days after the end of such fiscal year), we expect that we will be required to deliver to the administrative agent a compliance certificate that demonstrates the calculation of the total leverage ratio for the period ended on the last day of that fiscal quarter and that states the amount of dividends that we intend to pay on the next succeeding dividend payment period. If the total leverage ratio is greater than             , we will be required to suspend dividends on the common stock (the period of such suspension, a “dividend suspension period”).

Mandatory Prepayments. Subject to certain conditions and exceptions, we expect that our new credit facility will require us to prepay outstanding loans in an amount equal to (i) 100% of the net proceeds from certain dispositions of assets in excess of $10.0 million in any fiscal year which are not reinvested,

(ii) 100% of the net proceeds from any debt issuance (other than debt issuances to finance an acquisition or capital expenditures), and (iii) 50% of any increase in available cash for any quarter during a dividend suspension period, as described above in Payment of Dividends. In addition, 100% of the net cash proceeds that we receive from the RFTC on any capital certificate of the RFTC shall be used to prepay the Term Loan D.

Voluntary Prepayments. The new credit facility provides for voluntary commitment reductions and prepayments of the new revolver and new term loan, subject to certain conditions and restrictions.

Covenants. Our new credit facility contains negative covenants that, among other things, limit or restrict our ability (as well as those of our subsidiaries) to: create liens and encumbrances; make investments, incur debt, enter into loans, merge, dissolve, liquidate or consolidate our business; make acquisitions, make dispositions or transfers; declare dividends or distributions; amend material documents; change the nature of our business; or make certain restricted payments (other than certain permitted restricted payments); engage in certain transactions with affiliates; enter into sale/leaseback or off-balance sheet transactions; become general or limited partners or joint venturers with any party other than with certain of our subsidiaries and make changes to our fiscal year.

      In addition, we expect that the financial covenants under our new credit facility will require us to maintain certain ratios. Our ratio of Adjusted EBITDA to net interest expense for any measurement period of four fiscal quarters ending during any such period set forth below must be above the ratio set forth for such period:

Period	Ratio

, to end of fiscal quarter ending ;	:1
, to end of fiscal quarter ending ;	:1
, to end of fiscal quarter ending ;	:1
, to end of fiscal quarter ending ; and	:1
Thereafter	:1

      We may not permit our ratio of total debt (defined as total debt minus the sum of debt incurred to maintain our investment in RTFC subordinated capital certificates, and minus, to the extent no amounts are outstanding on the new revolver, cash and cash equivalents) to Adjusted EBITDA on any date to exceed     :1

Collateral. Except as otherwise provided, the new credit facility is secured by substantially all of our tangible and intangible assets, properties and revenues as well as those of all of our current and future subsidiaries.

Events of Default. The new credit facility contains customary events of default such as non-payment of obligations under the new credit facility and violation of affirmative and negative covenants.

Interest Rate Hedge. We will be required to enter into new arrangements to hedge our interest rate risk under the terms of our new credit facility.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of terms of our amended and restated certificate of incorporation and by-laws, the forms of which have been filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is part and which will become effective prior to the offering contemplated by this prospectus.

Authorized Capitalization

Our authorized capital stock consists of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $0.01 per share.

After this offering there will be                      shares of our common stock and no shares of our preferred stock outstanding. All shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and nonassessable.

Common stock

Dividends. Holders of shares of our common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. See “Dividend Policy” for a complete description of the dividends we expect to declare on our shares of common stock.

Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share equally in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.

Voting Rights. Shares of our common stock carry one vote per share. Our bylaws provide that the presence of holders of a majority of the outstanding shares entitled to vote at a stockholders meeting shall constitute a quorum. When a quorum is present, the affirmative vote of the holders of a majority of shares present in person or by proxy is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. Holders of shares of our common stock have no cumulative voting rights.

Other Rights. Holders of shares of our common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide shares of preferred stock into one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the General Corporation Law of the State of Delaware, or DGCL. The issuance of shares of preferred stock could have the effect of decreasing the market price of our shares of common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. Our organizational documents prohibit stockholder action by written consent. Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice regarding (1) a stockholder’s proposal must be delivered or mailed and received at our principal executive offices not less than 60 days not more than 90 days prior to the meeting or (2) a director nomination must be delivered or mailed and received at our principal executive offices not less than 60 nor more than 90 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders; provided that if less than 70 days notice or prior public announcement of the date of the meeting is given, notice regarding stockholder nominations for the election of directors or notice of other stockholder proposals must be received by our corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for actions taken as a director. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Removal of Directors. Our organizational documents provide that directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions. The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation or by-laws require a greater percentage. Our organizational documents provide that the following provisions in the certificate of incorporation or by-laws may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board of directors;

•	the provisions relating to advance notice requirements for stockholder proposals and directors nominations;

•	the provisions relating to the removal of directors;

•	the limitation on the liability of our directors to us and our stockholders and the obligation to indemnify and advance reasonable expenses to the directors and officers to the fullest extent authorized by the DGCL;

•	the provisions granting authority to our board of directors to amend or repeal our by-laws without a stockholder vote, as described in more detail in the next succeeding paragraph; and

•	the supermajority voting requirements listed above.

In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that these provisions in our amended and restated certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote.

Listing

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “VCG.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering,                      shares of our common stock will be outstanding. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining                      shares of common stock outstanding, including the shares owned by our existing equity investors, will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other requirements of Rule 144. Upon completion of this offering, our existing equity investors will own                      shares of common stock representing an aggregate      % ownership interest in us after the offering (or shares of common stock representing a      % aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full).

If permitted under our new credit facilities, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Stock Options

Upon completion of this offering, we intend to file a registration statement under the Securities Act to register the shares of common stock to be issued under the                     Plan and, as a result, all shares of common stock acquired upon exercise of stock options will also be freely tradable under the Securities Act unless such common stock is held by our affiliates.

Lock-Up Arrangements

We, certain of our existing stockholders, our executive officers and our directors have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by Merrill Lynch on behalf of the underwriters.

Securityholders Agreement

We anticipate that the existing equity investors and certain members of management will have registration rights for their shares of common stock for resale in some circumstances. See “Related Party Transactions— Securityholders Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion describes the material United States federal tax considerations as of the date hereof associated with the acquisition, ownership and disposition of our common stock in the offering by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with our common stock held as capital assets by holders who acquired our common stock in this offering. This discussion does not cover all aspects of United States federal taxation that may be relevant to the acquisition, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under United States federal income tax laws, such as:

•	dealers in securities or currencies,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	tax-exempt entities,

•	insurance companies,

•	persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	persons liable for alternative minimum tax,

•	United States expatriates,

•	investors in pass-through entities, or

•	U.S. Holders (as defined below) whose “functional currency” is not the United States dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal tax considerations different from those discussed below. The statements of law or legal conclusions in this discussion constitute the opinion of Kirkland & Ellis LLP, our special counsel. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely affect such opinion. This discussion does not address any state, local or non-United States tax considerations.

A “U.S. Holder” of our common stock means a beneficial owner of our common stock that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner of the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular United States federal tax consequences to you of the acquisition, ownership and disposition of our common stock, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

The following discussion applies to U.S. Holders.

Dividends

The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions to you with respect to a share of our common stock in excess of earnings and profits will be treated first as a return of capital that reduces your tax basis in the share, and then as gain from the sale or exchange of a share of our common stock. Under current legislation, which is scheduled to “sunset” at the end of 2008, dividend income will generally be taxed to you (if you are an individual) at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied. Dividends received after 2008 will be taxable to you at ordinary income rates. Corporate U.S. Holders may be entitled to a dividends-received deduction with respect to distributions treated as dividend income for United States federal income tax purposes, subject to numerous limitations and requirements.

Sale, Exchange or Other Taxable Disposition of our Common Stock

Upon the sale, exchange or other taxable disposition of a share of our common stock, you will recognize capital gain or loss in an amount equal to the difference between the amount realized for your share of our common stock and your tax basis in the share of our common stock. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to dividends paid on our common stock and to the proceeds from the sale of our common stock paid to a U.S. Holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a United States taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service (“IRS”).

Consequences to Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock that is, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

In the case of a holder that is classified as a partnership for United States federal income tax purposes, the tax treatment of holding our common stock generally will depend on the tax status of the partner of the partnership and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisors.

Special rules, not discussed here, may apply to certain non-United States holders such as:

•	United States expatriates,

•	controlled foreign corporations,

•	passive foreign investment companies,

•	corporations that accumulate earnings to avoid United States federal income tax,

•	investors in pass-through entities that are subject to special treatment under the Code, and

•	non-United States holders that are engaged in the conduct of a United States trade or business.

Such non-United States holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes) generally will be subject to United States withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding tax as discussed below) for dividends, you must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding tax under an applicable income tax treaty. Applicable Treasury regulations provide alternative methods for satisfying this requirement. Under these Treasury regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foregoing intermediary or foreign partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of our Common Stock

You generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other taxable disposition of shares of our common stock unless:

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other taxable disposition, and you have a “tax home” in the United States, or

•	we are or have been during a specified testing period a “United States real property holding corporation” for United States federal income tax purposes.

We believe that we have not been and are not, and we do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of the individual’s death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

You may be subject to information reporting requirements and backup withholding tax with respect to dividend payments on, and the proceeds from dispositions of, shares of our common stock, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to the payment of proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the United States office of a broker, they generally will be subject to backup withholding tax and information reporting unless you certify that you are not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

•	If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and is not a foreign person with certain specified United States connections (a “U.S. Related Person”), they will not be subject to backup withholding tax or information reporting.

•	If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding tax) unless you certify that you are not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of dividends paid to you and the amount of tax, if any, withheld from such payment must generally be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you are resident.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished by you to the IRS.

UNDERWRITING

        We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
of Shares
Underwriter

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
J.P. Morgan Securities Inc.

Total

        The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Valor Communications Group, Inc.	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

Overallotment Option

The selling stockholders have granted options to the underwriters to purchase up to                  additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to           (%) of the shares offered by this prospectus for sale to our employees. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sale of Similar Securities

We, certain of our existing stockholders, our executive officers and our directors have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by Merrill Lynch on behalf of the underwriters.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires power of disposition.

New York Stock Exchange Listing

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “VCG.” In order to meet the requirements for listing of the shares on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners.

NASD Regulations

Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement.             has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by                     .

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the underwriters’ option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales Outside the United States

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the date we consummate this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

Other Relationships

Banc of America Securities LLC is one of the senior lead arrangers and senior book managers and an affiliate of Banc of America Securities LLC is the administrative agent on the new credit facility, the second lien loan and the subordinated loan. An affiliate of J.P. Morgan Securities Inc. is one of the senior syndication agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the documentation agents on the new credit facility, the second lien loan and the subordinated loan. The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and J.P. Morgan Securities Inc. are lenders under our second lien loan and our subordinated loan and as such will receive a portion of the proceeds of this offering, which will be used to repay amounts outstanding under the second lien loan and the subordinated loan, and affiliates of certain of the underwriters have also provided commitments under our new credit facility.

LEGAL MATTERS

The validity of the issuance of shares of our common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden Arps, Slate, Meagher & Flom LLP has in the past performed, and continues to perform, certain legal services for us and our affiliates.

EXPERTS

The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002 and SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, as of January 1, 2001) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE CAN YOU FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we are subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we will file reports, proxy statements and other information with the Commission. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

Upon completion of this offering, Valor will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

VALOR COMMUNICATIONS GROUP, INC.

201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
(972) 373-1000

VALOR TELECOMMUNICATIONS, LLC*

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2001, 2002 and 2003	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-5
Consolidated Statements of Changes in Common Owners’ Equity for the years ended December 31, 2001, 2002 and 2003	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets as of December 31, 2003 and September 30, 2004 (unaudited)	F-30
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2003 and 2004 (unaudited)	F-31
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2004 (unaudited)	F-32
Unaudited Notes to Condensed Consolidated Financial Statements	F-33
Unaudited Pro Forma Condensed Consolidated Financial Statements	P-1
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004	P-3
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2004	P-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003	P-5

*	Valor Communications Group, Inc. (Valor) is a holding company that has not commenced operations and has no assets or liabilities. Financial statements for Valor have not been included for that reason. Upon commencing operations, Valor’s principal assets will be the direct and indirect equity interests of its subsidiary, Valor Telecommunications, LLC (VTC).

VALOR TELECOMMUNICATIONS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Valor Telecommunications, LLC
Irving, TX

We have audited the accompanying consolidated balance sheets of Valor Telecommunications, LLC and subsidiaries (the “Company”) as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive income (loss), changes in common owners’ equity, and cash flows for the three years ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the three years ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and effective January 1, 2001, the Company changed its method of accounting for derivative financial instruments to conform to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

March 2, 2004

Valor Telecommunications, LLC

Consolidated Balance Sheets

(Dollars in thousands)

	2002	2003

Assets
Current assets
Cash and cash equivalents	$1,289	$1,414
Accounts receivable:
Customers, net of allowance for doubtful accounts of $3,997 and $2,672, respectively	31,501	26,550
Carriers and other, net of allowance for doubtful accounts of $793 and $652, respectively	36,294	34,223
Materials and supplies, at average cost	1,990	1,922
Other current assets	7,893	9,052

Total current assets	78,967	73,161

Net property, plant and equipment	779,758	769,570
Investments and other assets
Goodwill	1,057,007	1,057,007
Other	146,672	139,305

Total other assets	1,203,679	1,196,312

Total assets	$2,062,404	$2,039,043

Liabilities and Equity
Current liabilities
Current maturities of long-term debt	$25,152	$37,318
Accounts payable	21,126	14,458
Notes payable	1,175	6,687
Accrued expenses and other current liabilities:
Taxes	12,843	11,983
Salaries and benefits	11,891	14,372
Interest	3,591	3,190
Other	15,684	14,405
Advance billings and customer deposits	16,820	16,958

Total current liabilities	108,282	119,371

Long-term debt	1,519,133	1,426,655
Deferred credits and other liabilities	49,032	48,072
Redeemable preferred interests	370,231	370,231

Total liabilities	2,046,678	1,964,329

Minority interests	21,284	24,852
Commitments and contingencies (see Note 12)
Common owners’ equity
Class A common interests, no par or stated value, 500,000,000 interests authorized, 65,568,694 issued and 65,534,944 outstanding	64,633	64,633
Class B common interests, no par or stated value, 5,184,255 interests authorized, 5,056,755 issued and outstanding	–	–
Class C interests, no par or stated value, 50,000,000 interests authorized, 46,000,000 issued and outstanding	46,000	46,000
Treasury stock	(34)	(34)
Accumulated other comprehensive loss	(4,558)	(7,371)
Accumulated deficit	(111,599)	(53,366)

Total common owners’ equity	(5,558)	49,862

Total liabilities and equity	$2,062,404	$2,039,043

See accompanying notes to consolidated financial statements.

Valor Telecommunications, LLC

Consolidated Statements of Operations and Comprehensive Loss

(Dollars in thousands, except per owner unit amounts)

	Years Ended December 31,

	2001	2002	2003

Operating revenues	$424,916	$479,883	$497,334

Operating expenses
Cost of service (exclusive of depreciation and amortization shown separately below)	105,357	113,891	106,527
Selling, general and administrative	105,418	133,468	126,896
Depreciation and amortization	110,843	73,273	81,638

Total operating expenses	321,618	320,632	315,061

Operating income	103,298	159,251	182,273
Other income (expense)
Interest expense	(133,156)	(127,365)	(119,185)
Loss on interest rate hedging arrangements	(14,292)	(12,348)	(2,113)
Earnings from unconsolidated cellular partnerships	–	2,757	3,258
Other income and expense, net	358	(268)	(62)

Total other income (expense)	(147,090)	(137,224)	(118,102)

Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	(43,792)	22,027	64,171
Income tax expense	–	1,649	2,478

Income (loss) from continuing operations before minority interest and cumulative effect of change in accounting principle	(43,792)	20,378	61,693
Minority interest	3,595	(615)	(3,568)

Income (loss) from continuing operations before cumulative effect of change in accounting principle	(40,197)	19,763	58,125
Discontinued operations	(8,443)	(3,461)	108

Income (loss) before cumulative effect of change in accounting principle	(48,640)	16,302	58,233
Cumulative effect of change in accounting principle	(4,715)	–	–

Net (loss) income	(53,355)	16,302	58,233
Other comprehensive loss:
Minimum pension liability adjustment	–	(4,558)	(2,813)

Comprehensive (loss) income	$(53,355)	$11,744	$55,420

Earnings per owners’ unit:
Basic and diluted (loss) income from continuing operations:
Class A and B common interests	$(.58)	$.22	$.73
Class C interests	$–	$.09	$.15
Basic and diluted net (loss) income:
Class A and B common interests	$(.77)	$.17	$.73
Class C interests	$–	$.09	$.15

See accompanying notes to consolidated financial statements.

Valor Telecommunications, LLC

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years Ended December 31,

	2001	2002	2003

Operating activities
Net (loss) income	$(53,355)	$16,302	$58,233
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	110,843	73,273	81,638
Deferred income taxes	–	93	450
Loss (income) from discontinued operations	8,443	3,461	(108)
Cumulative effect of change in accounting principle	4,715	–	–
Amortization of debt issuance costs	5,735	6,801	8,105
Non-cash interest expense	29,025	32,612	17,788
Non-cash unrealized loss (gain) on interest rate hedging arrangements	9,892	2,748	(8,487)
Earnings from unconsolidated cellular partnerships	–	(2,757)	(3,258)
Provision for doubtful accounts receivable	11,378	11,393	3,298
Minority interest	(3,595)	615	3,568
Changes in current assets and current liabilities:
Accounts receivable	206	(5,147)	3,786
Accounts payable	(15,818)	3,235	(6,668)
Accrued interest	(17,196)	(1,466)	(401)
Other current assets and current liabilities, net	2,885	6,669	3,316
Other, net	7,143	2,551	4,805

Net cash provided by operating activities from continuing operations	100,301	150,383	166,065

Investing activities
Acquisition, net of cash acquired	–	(128,135)	–
Additions to property, plant and equipment	(107,869)	(89,527)	(69,850)
Distributions from unconsolidated cellular partnerships	–	1,939	3,507
Other, net	1,255	(1,050)	44

Net cash used in investing activities from continuing operations	(106,614)	(216,773)	(66,299)

Financing activities
Proceeds from issuance of debt	51,500	116,500	61,500
Repayments of long-term debt	(53,743)	(77,304)	(161,549)
Notes payable, net	10,197	(11,497)	1,742
Proceeds from issuance of common interests	–	46,000	–
Proceeds from issuance of minority interests	163	110	–
Payments of debt issuance costs	–	(2,794)	(1,158)

Net cash provided by (used in) financing activities from continuing operations	8,117	71,015	(99,465)

Net increase in cash and cash equivalents from continuing operations	1,804	4,625	301
Net cash used in discontinued operations (See Note 4)	(8,373)	(3,662)	(176)

Net (decrease) increase in cash and cash equivalents	(6,569)	963	125
Cash and cash equivalents at beginning of year	6,895	326	1,289

Cash and cash equivalents at end of year	$326	$1,289	$1,414

Supplemental disclosures of cash flow activity:
Cash paid for interest	$126,850	$102,895	$109,368
Income taxes paid	–	1,780	2,390
Debt issued for capitalized leases	1,995	3,057	1,949
Note payable issued for insurance policies	–	2,475	3,770
Minimum pension liability adjustment	–	4,650	3,054

See accompanying notes to consolidated financial statements.

Valor Telecommunications, LLC

Consolidated Statements of Changes

In Common Owners’ Equity
For Years Ended December 31, 2001, 2002 and 2003

Owner Units				Owners’ Interests
								Accumulated Other		Common
Class A	Class B			Class A	Class B		Treasury	Comprehensive	Accumulated	Owners’
Common	Common	Class C		Common	Common	Class C	Stock	Loss	Deficit	Equity

				(Dollars in thousands)
65,535	3,984	–	Balance, January 1, 2001	$64,633	$–	$–	$(34)	$–	$(74,546)	$(9,947)
–	–	–	Net loss	–	–	–	–	–	(53,355)	(53,355)

65,535	3,984	–	Balance, December 31, 2001	$64,633	$–	$–	$(34)	$–	$(127,901)	$(63,302)
–	1,073	46,000	Issuance of common interests	–	–	46,000	–	–	–	46,000
–	–	–	Minimum pension liability, net of tax	–	–	–	–	(4,558)	–	(4,558)
–	–	–	Net income	–	–	–	–	–	16,302	16,302

65,535	5,057	46,000	Balance, December 31, 2002	$64,633	$–	$46,000	$(34)	$(4,558)	$(111,599)	$(5,558)
–	–	–	Minimum pension liability, net of tax	–	–	–	–	(2,813)	–	(2,813)
–	–	–	Net income	–	–	–	–	–	58,233	58,233

65,535	5,057	46,000	Balance, December 31, 2003	$64,633	$–	$46,000	$(34)	$(7,371)	$(53,366)	$49,862

See accompanying notes to consolidated financial statements.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements

(Dollars in thousands except per owner unit amounts)

1.     Background and Basis of Presentation

The consolidated financial statements include the accounts of Valor Telecommunications, LLC (VTC) and its majority-owned subsidiaries (collectively, the Company). All significant intercompany transactions have been eliminated. The parent of VTC is Valor Communications Group, Inc. (Valor). Valor is a holding company and has no direct operations. Valor’s principle assets are the direct and indirect equity interests of its subsidiaries.

The Company was created in 1999 for the purpose of acquiring three groups of rural local telephone exchange properties clustered in New Mexico, Oklahoma, Arkansas and Texas from GTE Southwest Corporation (GTE). The Company purchased all of the GTE access lines in Oklahoma and New Mexico, and approximately 15% of GTE’s access lines in Texas. A portion of the access lines acquired in Texas is physically located in Texarkana, Arkansas. In addition to local exchange services, the Company also offers long distance and Internet access service through other subsidiaries. On January 31, 2002, the Company acquired Kerrville Communications Corporation, Inc. (KCC), a local telephone company serving Kerrville, Texas, and has included the operating results of KCC in its consolidated results since the date of acquisition.

VTC’s lead equity investor is Welsh, Carson, Anderson & Stowe (WCAS), one of the largest private equity firms in the country. Other equity sponsors include Vestar Capital Partners, (Vestar) and Citicorp Venture Capital (CVC) (collectively, the Sponsors). WCAS, Vestar and CVC made their equity investment into VTC, which has as its primary asset, its membership interest in two majority-owned subsidiaries, Valor Telecommunications Southwest, LLC (Southwest) and Valor Telecommunications Southwest II, LLC (Southwest II). A group of prominent Hispanic investors made a direct equity investment in Southwest and Southwest II. WCAS and the other Sponsors also made a Senior Subordinated Debt investment in Southwest. See Note 8 for additional information.

2.     Summary of Significant Accounting Policies

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition— Revenue is recognized when evidence of an arrangement exists, the earnings process is complete and collectibility is reasonably assured. The prices for most services are filed in tariffs with the appropriate regulatory bodies that exercise jurisdiction over the various services.

Basic local services, enhanced calling features such as caller ID, special access circuits, long distance flat rate calling plans, and most data services are billed one month in advance. Revenue for these services is recognized in the month services are rendered. The portion of advance-billed revenue associated with services that will be delivered in a subsequent period is deferred and recorded as a current liability under “Advance billings and customer deposits” in the Consolidated Balance Sheets.

Amounts billed to customers for activating service are deferred and recognized over the average life of the customer. The costs associated with activating such services are deferred and recognized as an operating expense over the same period. Costs in excess of revenues are recognized as expense in the period in which activation occurs.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

Revenues for providing usage based services, such as per-minute long distance service and access charges billed to long distance companies for originating and terminating long distance calls on the Company’s network, are billed in arrears. Revenues for these services are recognized in the month services are rendered.

Universal Service revenues are government-sponsored support received in association with providing service in mostly rural, high-cost areas. These revenues are typically based on information provided by the Company and are calculated by the government agency responsible for administering the support program. Revenues are recognized in the period the service is provided.

Cash and Cash Equivalents— For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Property, Plant and Equipment— Telephone property, plant and equipment are recorded at original cost of acquisition or construction and related costs, including payroll and other direct and indirect costs related to construction activity. Major replacements and improvements are capitalized. Repairs are charged to operating expense as incurred. Depreciation on telephone plant is based on the estimated remaining lives of the various classes of depreciable property and is calculated using straight-line composite rates. This method provides for the recovery of the remaining net investment in telephone plant, less salvage value, over the remaining asset lives. The composite depreciation rates range from 2.5% to 33%. Normal retirements are charged to accumulated depreciation, and any gain or loss on dispositions is amortized over the remaining asset lives of the remaining net investment in telephone plant.

Non-telephone property is depreciated on a straight-line basis. When these assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed and any gains or losses on disposition are recognized in income.

Property, plant and equipment, as well as other long-lived assets, are evaluated for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or circumstances indicate that the carrying value may not be recoverable.

Income Taxes— VTC has elected to be taxed as a partnership for federal income tax purposes. VTC is not an operating entity itself, but is the direct majority interest owner of Southwest and Southwest II. Since VTC has elected partnership tax treatment, there are no federal income taxes to be reflected in the financial statements for this entity’s operations.

Southwest is taxed as a partnership for federal income tax purposes. Therefore, the taxable income or loss from this entity flows directly into the VTC tax return via the Form K-1 received from Southwest. For Southwest, each legal operating entity owned directly or indirectly by Southwest is legally formed as either a limited liability company or a limited partnership.

However, each of these entities is considered a disregarded entity (a division of a corporation) for federal income tax purposes and for state income tax purposes in each state in which the entity operates, except for Texas. Since Southwest has elected partnership tax treatment, there are no federal income taxes to be reflected in the financial statements for this entity.

Southwest II has elected to be taxed as a corporation for federal income tax purposes. Each legal operating entity owned directly or indirectly by Southwest II is legally formed as either a limited liability company, a limited partnership, or a corporation. However, each of these entities is treated for federal income tax purposes either as a corporation or a disregarded entity. Operations for all entities directly or

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

indirectly owned by Southwest II are included in a consolidated federal income tax return filed by Southwest II.

The financial statement provision for Southwest II’s income taxes includes federal income taxes currently payable and those deferred due to temporary differences between the financial statement and tax bases of assets and liabilities. These differences result from the use of different accounting methods for financial and tax reporting purposes with respect principally to depreciable assets, materials and supplies, revenue recognition, income tax related regulatory liabilities and pension cost.

The Second Amended and Restated Limited Liability Company Agreement for VTC dated January 31, 2002, requires profits and losses to be allocated to the members of VTC based upon specific ordering rules. For the years ended December 31, 2001, 2002 and 2003, tax losses are allocated based on the owner’s respective capital account ratio. This capital account ratio is adjusted to reflect changes in the capital accounts on specific dates due to additional capital contributions, interest transfers, and taxable income or loss allocable to each partner for the applicable time period.

As noted above, in most states VTC will be treated as a partnership for state income tax purposes just as it is for federal income tax purposes. Therefore, for these states, there are no state income taxes to be reflected in the financial statements. However, those operating legal entities which are organized as limited liability companies and have operations in Texas are subject to Texas Franchise Tax on a separate legal entity basis. For the years ended December 31, 2001 and 2002, there are no amounts to report as state income tax for Texas Franchise Tax. For the year ended December 31, 2003, Southwest paid state income tax for Texas Franchise Tax in the amount of $3.

Segment Reporting— The Company has two operating segments, rural local exchange carrier, or RLEC, and Other.

As an RLEC, the Company provides regulated telecommunications services to customers in its service areas. These services include local calling services to residential and business customers, as well as providing interexchange carriers (IXC) with call origination and termination services, on both a flat-rate and usage-sensitive basis, allowing them to complete long distance calls for their customers who reside in the Company’s service areas.

In Other, the Company provides unregulated telecommunications services to customers throughout its RLEC service areas. These services include long distance and Internet services. Long distance is provided through resale agreements with national long distance carriers.

The Company has considered the aggregation criteria in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” and determined that these operating segments are similar in respect to:

•	The nature of the services;

•	Their processes;

•	The type or class of customer for these services;

•	The methods used to provide these services; and

•	The nature of the overall regulatory environment.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

Based on the above criteria, the Company believes the economic characteristics of the two operating segments, as well as their expected future performance, to be similar, and accordingly, has aggregated the two operating segments into a single reportable segment.

Equity Method Investments— Investments in companies in which the Company owns 20 percent to 50 percent of the voting common stock or otherwise exercises significant influence over operating and financial policies of the company are accounted for under the equity method.

Stock Compensation— The Company accounts for its employee stock compensation plan in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” as allowed by SFAS No. 123, “Accounting for Stock-Based Compensation”. As permitted by SFAS No. 123, the Company measures compensation using the intrinsic value based method as prescribed by APB Opinion No. 25, but is required to make pro forma disclosures in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 and SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure— an Amendment of SFAS No. 123” had been adopted. Under the intrinsic value method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. No stock-based employee compensation cost is reflected in net income (loss), since options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 15 for additional information. If compensation cost for the options had been determined in accordance with SFAS No. 123, the Company’s net income (loss) and per owner unit amounts would have been as follows:

	2001	2002	2003

Net (loss) income as reported:	$(53,355)	$16,302	$58,233
Deduct: Total stock-based employee compensation expense determined under fair value based method	(361)	(417)	(447)
Add: Total stock-based employee compensation expense determined under intrinsic value based method	–	–	–

Pro forma net (loss) income	$(53,716)	$15,885	$57,786

Earnings per owners’ unit:
Basic and diluted net (loss) income as reported:
Class A and B common interests	$(.77)	$.17	$.73
Class C interests	$–	$.09	$.15
Basic and diluted net (loss) income pro forma:
Class A and B common interests	$(.77)	$.17	$.72
Class C interests	$–	$.09	$.15

Regulatory Accounting— Certain of the Company’s operating subsidiaries, specifically the telephone operations of Southwest II, prepare their financial statements in accordance with the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”. The provisions of SFAS No. 71 require, among other things, that regulated enterprises reflect rate actions of regulators in their financial statements, when appropriate. These rate actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, or impose a liability on a regulated enterprise. The Company periodically reviews its position as to the applicability of SFAS No. 71 based on the current regulatory and competitive environment.

Derivative Financial Instruments—Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS No. 133, as amended, requires that all derivative instruments, such as interest rate swap and interest rate collar agreements, be recognized on the balance sheet at fair value, regardless of the purpose or intent of holding them. In addition, SFAS No. 133 provides that for derivative instruments that qualify for hedge accounting, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in owners’ equity as a component of accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

During 2000, the Company entered into an interest rate swap and interest rate collar agreement, which did not meet the criteria for hedge accounting upon adoption of SFAS No. 133 on January 1, 2001. The transitional unrealized loss of $4,715 is reflected as a “Cumulative effect of change in accounting principle” in the Consolidated Statements of Operations, while all settlements and subsequent adjustments to fair value are recorded in “Loss on interest rate hedging arrangements”. See Note 8 for additional information.

The Company does not have any other derivative financial instruments, nor does it use such instruments for speculative purposes.

Goodwill and Intangibles—In June 2001, the Financial Accounting Standards Board (FASB) issued two new statements, SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company adopted SFAS No. 142, on January 1, 2002. See Note 7 for additional information.

Asset Retirement Obligations—On January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. SFAS No. 143 requires that companies recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize the expected retirement costs as part of the book value of the long-lived asset. The Company generally has had no legal obligation to remove assets and therefore, has not accrued a liability for anticipated removal costs. Removal costs are expensed as they are incurred. The telephone operations of the Company’s subsidiary, Southwest II, are subject to SFAS No. 71 and therefore, have historically included a component for removal costs in excess of the related estimated salvage value even though there is no legal obligation to remove the assets. Notwithstanding the adoption of SFAS No. 143, SFAS No. 71 requires the Company to continue to reflect this accumulated liability for removal costs in excess of salvage value even though there is no legal obligation to remove the assets. As a result, the adoption of SFAS No. 143 did not have a material effect on the Company’s financial statements.

Recent Accounting Pronouncements—In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this Statement on January 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial position or the results of operations.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

Financial Accounting Standards Board Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FIN No. 34” was issued in November 2002 and became effective for disclosures made in December 31, 2002 financial statements. The interpretation requires expanded disclosures of guarantees. In addition, the interpretation requires recording the fair value of guarantees upon issuance or modification after January 1, 2003. While the Company has various guarantees included in contracts in the normal course of business, these guarantees do not represent significant commitments or contingent liabilities related to the indebtedness of others.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (ARB 51)”, which clarifies the consolidation accounting guidance in ARB 51, “Consolidated Financial Statements,” as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (VIEs). FIN No. 46 requires that the primary beneficiary of a VIE consolidates the VIE. FIN No. 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. In December 2003, the FASB revised and re-released FIN No. 46 as “FIN No. 46(R).” The provisions of FIN No. 46(R) are effective for periods ending after March 15, 2004. However, the Company has elected to adopt FIN No. 46(R) as of December 31, 2003. The adoption of FIN No. 46(R) did not have a material impact on the Company’s financial position or the results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. This Statement is effective for periods beginning after June 15, 2003. The Company has included the redeemable preferred interests as part of total liabilities at December 31, 2002 and 2003.

In January 2004, FASB Staff Position (FSP) No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” was issued. FSP No. 106-1 permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) in the accounting for post-retirement health care plan under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and in providing disclosures related to the plan required by SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The deferral of the accounting for the Act continues to apply until authoritative guidance is issued on the accounting for the federal subsidy provided by the Act or until certain other events requiring plan remeasurement. We have elected the deferral provided by this FSP and are evaluating the magnitude of the potential favorable impact of this FSP on our results of operations and financial position. See Note 11 for further discussion of postretirement benefits.

3.     Acquisition

On January 31, 2002, the Company purchased all the outstanding common stock, preferred stock and common stock equivalents of KCC in a transaction accounted for as a purchase business combination. As a result of this acquisition, the Company also acquired a 32% general partner interest in CGKC&H Rural Cellular Limited Partnership (CGKC&H) and CGKC&H #2 Rural Cellular Limited Partnership (CGKC&H #2) which provide wireless telephone service to certain rural service areas in Texas.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

The purchase price allocation in accordance with SFAS No. 141, “Business Combinations”, for the January 31, 2002 purchase business combination is as follows:

Consideration given—cash paid to former owners	$126,375
Consideration received—fair value of net tangible assets and identified intangible assets purchased	(55,712)
Transaction costs—cash paid for transaction costs	2,471

Goodwill	$73,134

The following unaudited financial information assumes that the KCC acquisition that was consummated during the year ended December 31, 2002 had occurred on January 1, 2001. The pro forma information is not necessarily indicative of the operating results that would have occurred if the acquisitions had been consummated as of January 1, 2001 nor is it necessarily indicative of future operating results.

	2001	2002

Revenue	$451,948	$482,195
(Loss) income before cumulative effect of a change in accounting principle	(44,072)	16,587
Net (loss) income	(48,486)	16,587
Basic and diluted net (loss) income per owners’ unit:
Class A and B common interests	$(0.77)	$0.17
Class C interests	$0.11	$0.10

4.     Discontinued Operations

As a result of the Company’s sale of its competitive local exchange business in Texas in 2002, the results of such operations have been reflected as discontinued operations in the Company’s financial statements in accordance with SFAS No. 144.

The following table provides the components of the Company’s discontinued operations for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Revenue	$570	$563	$–
Net (loss) income	$(8,443)	$(3,461)	$108

In connection with the discontinued operations in 2002, the Company recorded a liability of approximately $2,000 related to certain employee termination benefits and other exit costs, including a non-cancelable lease. As of December 31, 2002 and 2003, approximately $400 and $100, respectively, of the $2,000 had not been paid. These amounts have been classified as current liabilities in the Consolidated Balance Sheets. Income from discontinued operations of $108 in 2003 represents a revision to the estimates made in 2002 for recording certain employee termination benefits and other exit costs.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

5.     Other Current Assets

Other current assets consist of the following:

	December 31,

	2002	2003

Deferred service activation costs	$5,058	$5,208
Other	2,835	3,844

Total	$7,893	$9,052

6.     Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Weighted
	Average	December 31,
	Life
	In Years	2002	2003

Land	–	$4,723	$4,686
Buildings and leasehold improvements	29	81,688	83,858
Central office equipment	9	269,820	301,737
Outside communications plant	18	514,414	540,202
Furniture, vehicles and other equipment	6	43,486	50,269
Construction in progress	–	10,380	9,436

		924,511	990,188
Less accumulated depreciation		(144,753)	(220,618)

Property, plant and equipment, net		$779,758	$769,570

The above table references the weighted average depreciable life of the Company’s property, plant and equipment. For the majority of its property, plant and equipment, the Company calculates depreciation expense based on its estimate of the useful life of the assets. Certain of the Company’s total property, plant and equipment are accounted for under the requirements of SFAS No. 71. SFAS No. 71 allows the Company to depreciate its assets over useful lives as prescribed by regulatory authorities, which can exceed the actual useful lives of the assets.

Included in the furniture, vehicles and other equipment amount at December 31, 2002 and 2003 is $5,024 and $6,918, respectively, for vehicles under capital leases. The related accumulated depreciation for these leases is $1,039 and $2,389 at December 31, 2002 and 2003, respectively.

Depreciation expense, excluding discontinued operations, was $56,943, $73,273 and $81,638 for the years ended December 31, 2001, 2002 and 2003, respectively, and is included in “Depreciation and amortization” in the Company’s Consolidated Statements of Operations. Depreciation expense for 2001, 2002 and 2003 includes $128, $911 and $1,350, respectively, related to assets acquired under capital lease obligations.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

7.     Investments and Other Assets

Investments and other assets consist of the following:

	December 31,

	2002	2003

Goodwill	$1,057,007	$1,057,007
RTFC equity certificates	61,822	62,318
Unamortized debt issuance costs	61,311	54,364
Investment in cellular partnerships	18,234	17,986
Other	5,305	4,637

Total	$1,203,679	$1,196,312

The Company’s goodwill represents the excess price paid by the Company in its initial acquisition of the GTE properties and the subsequent acquisition of KCC in 2002, over the fair value of the tangible and intangible assets and liabilities of the local exchange properties in Oklahoma, New Mexico, Arkansas and Texas, on the date of acquisition net of accumulated amortization of $74,429. See Notes 1 and 3 for additional information. In accordance with SFAS No. 142, the goodwill balance is no longer amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value based test at a reporting unit level. The local exchange operating properties form the basis of the Company’s telecommunications businesses under Southwest I and Southwest II and as such are the two reporting units used to evaluate impairment under SFAS No. 142.

The Company will evaluate the carrying value of goodwill in the third quarter of each year. As part of the evaluation, the Company compares the carrying value of the goodwill for each reporting unit with their fair value to determine whether an impairment exists. The Company discounts each reporting unit’s future cash flow projections to determine if the goodwill can be recovered. Cash flow projections, although subject to a degree of uncertainty, are based on each reporting unit’s trend of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Upon completion of its initial assessments and its annual assessment in the third quarters of 2002 and 2003, the Company determined that no write-down in the carrying value of the goodwill was required.

The following financial information is presented as if SFAS No. 142 was adopted at the beginning of the year ended December 31, 2001:

	2001	2002	2003

Reported net (loss) income	$(53,355)	$16,302	$58,233
Goodwill amortization	53,900	–	–

Adjusted net income	$545	$16,302	$58,233

Earnings per owners’ unit:
Basic and diluted net (loss) income as reported:
Class A and B common interests	$(.77)	$.17	$.73
Class C interests	$–	$.09	$.15
Basic and diluted net income adjusted:
Class A and B common interests	$.01	$.17	$.73
Class C interests	$–	$.09	$.15

In accordance with the terms of the Rural Telephone Finance Cooperative (RTFC) loans, the Company was required to purchase an equity certificate in RTFC equal to 10% of the total amount borrowed from

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

the RTFC. RTFC provided a loan to finance the purchase of the equity certificate. The funds invested in this equity certificate will be refunded to the Company upon repayment of the outstanding loan balance. The RTFC certificate is not marketable and is carried at cost. As a member of RTFC, the Company receives non-cash patronage capital certificates based on RTFC earnings. During the year ended December 31, 2002 and 2003, the Company recorded patronage capital certificates with a present value of $324 and $430, respectively. These non-cash patronage capital certificates will accrue interest on a monthly basis and will be redeemed for approximately $1,234 and $1,360 in the years 2017 and 2018, respectively.

As a result of amending the terms of its revolving credit facility in 2003, the Company expensed $555 of its debt issuance costs related to the original debt due to the reduced borrowing capacity of the facility upon execution of the amendment. In addition, the Company deferred an additional $1,158 of new debt issuance costs incurred as a result of this same amendment. See Note 8 for additional information. Debt issuance costs are amortized utilizing the effective interest rate method over the term of the related debt.

Investments in cellular partnerships represent the Company’s 32% ownership in both CGKC&H and CGKC&H #2. The Company accounts for its investments using the equity method of accounting. Income taxes on the Company’s equity in earnings of the partnerships are included in the Company’s provision for federal income taxes.

The Company leases telecommunications equipment to customers usually over five-year terms. These long-term receivables are included in “Investments and other assets” on the Consolidated Balance Sheets. Future minimum rentals to be received under sales-type leases in effect at December 31, 2002 and 2003 are as follows:

Year	2002	2003

2003	$168	$–
2004	141	198
2005	86	130
2006	71	107
2007	58	92
2008	–	62
Thereafter	68	23

Total minimum lease payments	592	612
Less current portion	(168)	(198)

Long-term portion	$424	$414

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

8.     Long-Term Debt

Long-term debt outstanding is as follows:

	December 31,

	2002	2003

6.2%* Senior Credit Facilities, due in installments through 2013	$1,244,016	$1,145,383
10.0% Senior Subordinated Debt, due 2010	296,469	314,257
5.4%* Leases, due in installments through 2008	3,800	4,333

Total long-term debt	1,544,285	1,463,973
Less current maturities	(25,152)	(37,318)

Long-term debt, excluding current maturities	$1,519,133	$1,426,655

* weighted average interest rate at December 31, 2003

The Senior Credit Facilities consist of revolving credit agreements (collectively, the Revolver) and Tranches A, B, C and D. These Tranches are related borrowings with varying interest rates, due dates and payment schedules. The Senior Credit Facilities are charged interest based upon the following: $553,821 for Tranches A, B and the Revolver are charged interest based upon the applicable Eurodollar rate plus 2.0% to 4.0%, or at applicable base rate plus 0.75% to 3.0%, with the interest rate spread adjusted based upon certain financial ratios; $591,562 for Tranches C and D are charged interest at the RTFC’s current standard long-term variable rate plus 1.18%. As a member of RTFC, the Company receives cash distributions based on RTFC earnings. During the year ended December 31, 2002 and 2003, the Company recorded $2,879 and $3,173, respectively, of cash distributions from the RTFC as a reduction of interest expense.

At December 31, 2002 and 2003, the weighted average interest rate of the Senior Credit Facilities was 6.9% and 6.2%, respectively.

On October 3, 2003, the Company amended the Amended and Restated Credit Agreement dated August 31, 2000 (the Credit Agreement). Included in the revisions to the Credit Agreement was a reduction of the amount available for borrowings under the Revolver and an increase in permitted investments. In addition, there were revisions related to the use of additional borrowings and the maintenance of certain financial ratios. The amount of borrowing available to the Company under the Revolving credit facility (Revolver) is generally based upon achieving certain levels of operating performance. At December 31, 2003, the Company had an aggregate of $150,900 in available borrowings under the Revolver, for which the Company pays a commitment fee of 0.375% to 0.500% based upon certain financial tests.

Borrowings under the Senior Credit Facilities are collateralized by the operating assets of Southwest and Southwest II. These agreements limit, among other things, additional borrowings, transactions with affiliates, capital expenditures and the payment of dividends by those operating companies. The agreements also require maintenance of certain financial ratios including debt to cash flow ratios, interest coverage and fixed charge coverage.

The Company is allowed to pay cash interest on the Senior Subordinated Debt at a rate of 10% per year unless prohibited by the terms of the Senior Credit Facilities. The Senior Credit Facilities contain provisions requiring the Company to achieve a pro forma fixed charge coverage equal to or greater than one to one for that particular measurement period prior to paying cash interest on the Senior Subordinated Debt. If the Company is prohibited from paying cash interest, the debt accrues interest at 12.0% and the Company converts this non-cash interest into additional note principal. Once the required pro forma fixed

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

charge is achieved, the interest rate drops to 10% for that particular semi-annual interest period and the Company is allowed to make a cash interest payment. During the years ended December 31, 2001, 2002 and 2003, the Company converted $29,025, $32,612 and $17,788, respectively, of interest into additional note principal. For the measurement period ending September 30, 2003, the Company achieved the required pro forma fixed charge coverage. As a result, the interest rate on the Senior Subordinated Debt decreased to 10.0% and the semi-annual interest of $15,713 due December 31, 2003 was paid in cash. If the pro forma fixed charge coverage is less than one to one during the measurement period prior to the semi-annual interest payment date, the interest rate returns to 12.0% and the Company is required to convert the interest into additional note principal for that semi-annual period.

The approximate annual debt maturities for the five years subsequent to December 31, 2003 are as follows: $37,318 in 2004; $47,786 in 2005; $64,656 in 2006; $226,596 in 2007; and $292,408 in 2008.

During the year ended December 31, 2001, 2002 and 2003, the Company capitalized $3,372, $1,116 and $997, respectively, of interest expense related to construction projects.

During 2000, the Company entered into two interest rate hedge contracts, an interest rate swap and an interest rate collar agreement, to adjust the interest rate profile of its debt obligations. In addition, the Company’s credit arrangements include provisions that require interest rate protection (hedge agreements) for a portion of its variable rate debt. The Company entered into interest rate hedging agreements with certain financial institutions to reduce the financial impact of changes in interest rates on its debt. The Company’s interest rate swap and collar agreement do not qualify for hedge accounting under SFAS No. 133, therefore, they are carried at fair market value and are included in “Deferred credits and other liabilities” on the Consolidated Balance Sheets. The transitional unrealized loss on the interest rate hedging arrangements at January 1, 2001 is reflected as the “Cumulative effect of change in accounting principle” on the Consolidated Statement of Operations. Changes in the fair market value and settlements are recorded as “Loss on interest rate hedging arrangements” each reporting period.

The swap agreement effectively converts a portion of the Company’s variable-rate debt to fixed-rate debt, thereby reducing the risk of incurring higher interest costs due to rising interest rates. The interest rate collar includes a floor and a cap. For any reset that the three month London InterBank Offered Rate (LIBOR) is less than or equal to 5.43% (Floor Knock-in), the LIBOR that the Company pays for that three month period is 6.76% (Cap). For any reset that the three month LIBOR is greater than 6.76%, but less than 8.25%, the rate that the Company pays is 6.76%.

As a further hedge against rising interest rates, the Company selected fixed rate options available under certain of the Senior Credit Facilities. For the year ended December 31, 2000, the Company fixed $275,000 of the Tranche C debt for a period of five years at the rate of 9.28%. During the year ended December 31, 2002, the Company fixed $44,000 under Tranche B for a period of three years at the rate of 8.39%. During the year ended December 31, 2003, the Company fixed $210,000 of the Tranche C debt for three years at a rate of 6.68% and $61,111 of the Tranche D debt for a period of four years at a rate of 6.38%.

The counterparties to the hedge agreements are major financial institutions. These financial institutions have been accorded high ratings by major rating agencies. While the Company may be exposed to credit losses due to non-performance of the counterparties, the Company considers the risk to be remote. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

Interest Rate Swap
Notional amount	$100,000
Receive rate	3 month LIBOR
Pay rate	6.19%
Maturity	November 9, 2004
Interest Rate Collar
Notional amount	$100,000
Maturity	November 9, 2004
Cap rate	6.76%
Cap knock-out rate	8.25%
Floor knock-in rate	5.43%

9.	Deferred Credits and Other Liabilities

Deferred credits and other liabilities were composed of the following:

	2002	2003

Accrued pension costs (see Note 11)	$10,230	$15,074
Accrued postretirement medical and life benefit costs (see Note 11)	10,198	11,205
Interest rate swap (see Note 8)	8,159	4,189
Interest rate collar (see Note 8)	9,195	4,678
Deferred revenue	4,591	3,558
Deferred federal income taxes (see Note 10)	4,882	5,354
Deferred investment tax credit (see Note 10)	305	259
Other	1,472	3,755

Total	$49,032	$48,072

Deferred revenue represents revenues billed to customers for activating services. This revenue is recognized over the average life of the customers along with the costs associated with activating such services. See Note 2 for additional information.

10.	Income Taxes

Southwest II has elected to be taxed as a corporation for federal income tax purposes. Each legal operating entity owned directly or indirectly by Southwest II is legally formed as either a limited liability company, a limited partnership, or a corporation. However, each of these entities is treated for federal income tax purposes either as a corporation or a disregarded entity (a division of a corporation). Operations for all entities directly or indirectly owned by Southwest II are included in a consolidated federal income tax return filed by Southwest II. Since Southwest II is the only operating entity organized as a corporation for tax purposes, the income tax expense and the deferred tax liabilities reported in the consolidated results of operations are computed based solely on the Southwest II operations.

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes”. The Company records its net deferred income tax liability for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, computed based on provisions of the enacted tax law.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

The components of the Company’s net deferred tax liability are as follows at December 31, 2002 and 2003:

	December 31,

	2002	2003

Deferred tax assets:
Capitalized costs on self constructed assets	$1,366	$1,474
Reserves and accruals	313	421
Other	1,913	984

	3,592	2,879

Deferred tax liabilities:
Property and equipment	6,823	7,466
Other	1,651	767

	8,474	8,233

Net deferred tax liability	$4,882	$5,354

Income tax expense for the years ended December 31, was as follows:

	2001	2002	2003

Current expense	$–	$1,556	$2,028
Deferred expense	–	93	450

Total income tax expense	$–	$1,649	$2,478

There was no income tax expense associated with the discontinued operations.

The differences between the federal income tax statutory rate and the Company’s effective income tax rate is as follows:

	2001	2002	2003

Statutory federal income tax rate	34.0%	34.0%	34.0%
Income not subject to federal income taxes	(34.0)	(25.3)	(29.6)
Other—net	0.0	0.5	(0.3)

Effective income tax rate	0.0%	9.2%	4.1%

Prior to 1988, KCC purchased assets that entitled it to an investment tax credit as a reduction against its federal income tax liability. For financial reporting purposes, this credit was deferred and is being amortized to income over the useful lives of the assets acquired. Amortization of deferred amounts was approximately $41 and $46 in 2002 and 2003, respectively.

11.	Pension and Employee Benefits

The Company sponsors a qualified pension plan and a postretirement benefit plan for the union employees. The pension plan is noncontributory. The Company’s postretirement health care plans are generally contributory and include a limit on the Company’s share of the cost for recent and future retirees. The Company accrues the costs, as determined by an actuary, of the pension and the postretirement benefits over the period from the date of hire until the date the employee becomes fully eligible for benefits.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2001, 2002 and 2003 and a statement of funded status as of December 31, 2001, 2002 and 2003:

	Pension Benefits			Other Postretirement Benefits

	2001	2002	2003	2001	2002	2003

Change in Projected Benefit Obligation:
Benefit obligation at January 1	$33,095	$34,541	$45,168	$7,997	$9,188	$12,751
Benefit obligation assumed as part of the KCC acquisition	–	3,449	–	–	–	–
Service cost	1,676	2,363	3,027	210	349	394
Interest cost	2,471	2,764	2,883	603	739	882
Actuarial loss	2,583	6,058	8,601	407	2,177	1,602
Effect of special termination benefits	–	669	–	–	532	–
Benefits paid	(5,284)	(4,676)	(3,697)	(29)	(234)	(243)

Projected benefit obligation at December 31	$34,541	$45,168	$55,982	$9,188	$12,751	$15,386

Change in Plan Assets:
Fair value of plan assets at January 1	$32,273	$25,479	$21,649	$–	$–	$–
Plan assets acquired as part of the KCC acquisition	–	3,505	–	–	–	–
Actual return on plan assets	(1,510)	(2,975)	4,096	–	–	–
Employer contributions	–	316	2,700	29	234	243
Benefits paid	(5,284)	(4,676)	(3,697)	(29)	(234)	(243)

Fair value of plan assets at December 31	$25,479	$21,649	$24,748	$–	$–	–

Funded status as of December 31	$(9,062)	$(23,519)	$(31,234)	$(9,188)	$(12,751)	$(15,386)
Unrecognized net actuarial loss	6,233	17,939	23,864	378	2,553	4,181
Adjustment required to recognize additional minimum liability	–	(4,650)	(7,704)	–	–	–

Accrued benefit cost	$(2,829)	$(10,230)	$(15,074)	$(8,810)	$(10,198)	$(11,205)

The accumulated benefit obligation for the pension plan was $23,499, $31,869 and $39,813 as of December 31, 2001, 2002 and 2003, respectively.

The accrued benefit cost is reflected in “Deferred credits and other liabilities” on the Company’s Consolidated Balance Sheet (see Note 9). The Company’s investment policy is to invest 55-75% of the pension assets in equity funds with the remainder being invested in fixed income funds and cash equivalents. Effective January 1, 2003, the Company selected a new Trustee and Investment Manager for the pension plan.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

The following table shows the asset allocations at December 31, 2002 and 2003, by asset category:

Asset Category	2002	2003

Broad Market Stock Index Fund	–	61%
International Stock Index Fund	–	11
Bond Index Fund	–	28
Domestic Equity Mutual Funds	45%	–
International Equity Mutual Funds	11	–
Fixed Income Mutual Funds	44	–

Total	100%	100%

The following table provides an estimate of the benefit payments expected to be paid during the years ended December 31:

		Other
		Postretirement
Year	Pension Benefits	Benefits

2004	$1,574	$579
2005	$2,246	$703
2006	$2,953	$842
2007	$3,210	$953
2008	$3,709	$1,044
2009-2013	$28,270	$6,544

The Company expects to contribute $4,694 to its pension plan and $579 to its other postretirement benefits plan in 2004.

The following table provides the components of net periodic benefit cost for the years ended December 31, 2001, 2002 and 2003:

	Pension Benefits			Other Postretirement Benefits

	2001	2002	2003	2001	2002	2003

Service cost	$1,676	$2,363	$3,027	$210	$349	$394
Interest cost	2,471	2,764	2,883	603	739	882
Expected return on plan assets	(2,724)	(2,693)	(2,159)	–	–	–
Amortization of loss	–	20	738	–	31	155
Special termination benefits	–	669	–	–	532	–
Early retirement window true-up	–	–	–	–	–	(180)
Settlement loss	640	–	–	–	–	–

Net periodic benefit cost	$2,063	$3,123	$4,489	$813	$1,651	$1,251

The weighted-average assumptions used in measuring the Company’s benefit obligations as of December 31, 2002 and 2003, respectively, are as follows:

			Other
			Postretirement
	Pension Benefits		Benefits

	2002	2003	2002	2003

Discount rate	6.50%	6.05%	6.50%	6.05%
Expected return on plan assets	8.50%	8.50%	–	–
Rate of compensation increase	4.50%	4.50%	–	–

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

The assumed health care cost trend rate is 10.0% and 9.0% in 2003 and 2004, respectively, and is assumed to decrease gradually to an ultimate rate of 5.0% in the year 2008.

A one percentage point change in the assumed health care cost trend rate would have the following effects on the Company’s other postretirement benefits:

	1% Increase	1% Decrease

Effect on 2003 service and interest costs	$2	$(3)
Effect on postretirement benefit obligations as of December 31, 2003	$30	$(36)

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees. Under the plan, the Company provides matching contributions based on qualified employee contributions. Matching contributions charged to expense were $1,634, $2,026 and $1,840 during the years ended December 31, 2001, 2002 and 2003, respectively.

12.     Commitments and Contingencies

The Company has operating leases covering primarily buildings and land. Total rental expense was $4,136, $4,020 and $4,578 in 2001, 2002 and 2003, respectively. At December 31, 2003, rental commitments under noncancelable leases are as follows:

Aggregate
Year	Amounts

2004	$2,257
2005	2,244
2006	2,156
2007	1,820
2008	1,824
Thereafter	2,873

Total	$13,174

The Company has various commitments for capital expenditures of $35,852 at December 31, 2003, of which $15,803 is related to the 2004 capital budget. Capital expenditures were $107,869, $89,527 and $69,850, for the years ended December 31, 2001, 2002 and 2003, respectively. Additionally, the Company has unfulfilled contractual commitments for miscellaneous services at December 31, 2003 of $87,852. These commitments extend through December 31, 2006.

In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.

The Company has a collective bargaining agreement with the Local 6171 and Local 7019 of the Communications Workers of America. This agreement provides for annual or semi-annual wage increases for these employees and an annual incentive compensation bonus depending on performance results. The current contracts will expire on February 28, 2005 and February 14, 2006.

13.     Redeemable Preferred Interests

The Company has two classes of Redeemable Preferred Interests: Class A and Class B. The carrying amount of the Redeemable Preferred Interests equals approximately the amount of cash that would be

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

paid under the conditions specified in the Partnership Agreement if settlement of the Redeemable Preferred Interests had occurred at December 31, 2003 and 2002.

Information about the Redeemable Preferred Interests is as follows:

	December 31,

	2002	2003

Class A: 500,000,000 interests authorized, 370,231,350 interests outstanding at December 31, 2003 and 2002	$370,231	$370,231
Class B: 29,305,106 interests authorized, 28,582,606 interests outstanding at December 31, 2003 and 2002	–	–

Total Redeemable Preferred Interests	$370,231	$370,231

In 1999, VTC authorized the issuance of 353,119,750 Class A preferred interests and 22,505,106 Class B preferred interests. On January 1, 2002, the LLC agreement for VTC was amended to reflect total authorized Class A preferred interests of 500,000,000 and total authorized Class B preferred interests of 29,305,106.

The Class A and Class B preferred interests have no stated or par value. 365,733,249 of the Class A preferred interests were issued for aggregate proceeds of $365,542 or approximately $1 per preferred interest. The balance of 4,498,101 Class A preferred interests were issued to the founders of the Company in connection with the Company’s formation in 1999. Additionally, 22,505,106 Class B preferred interests were issued to the founders of the Company in connection with the Company’s formation in 1999. No cash proceeds were received for the issuance of the founder’s interests. No cash proceeds were received by the Company for the issuance of the Class B preferred interests.

Changes in the number of Class B interests outstanding are as follows:

	Years Ended December 31,

	2002	2003

Interests outstanding, beginning	22,505,106	28,582,606
Interests issued pursuant to Valor Telecom Executive Incentive Plan (see Note 15)	6,077,500	–

Total Class B preferred interests outstanding	28,582,606	28,582,606

These Class A and Class B Preferred Interests are not entitled to receive dividends and have no voting rights. These interests are redeemable in whole or in part at the option of the Company and all interests may be redeemed by September 3, 2011, subject to the restrictions set forth in the Senior Credit Agreement and the Partnership Agreement, at an amount up to the “Preferred Appreciation Amount” plus the “Class A Preferred Capital Amount” (both defined below). Currently, restrictions in the Senior Credit Agreement prevent any distribution to the holders of the preferred interests in regards to redemption or liquidation.

Upon the occurrence of a liquidation event, the entire net assets of the Company available to be distributed among the holders of common and preferred interests, other than those net assets attributable to Southwest II, shall be distributed first, ratably among the holders of the Class A preferred interests, based on, and up to the maximum amount of the “Class A Preferred Capital Amount” which is defined in the Partnership Agreement as $1.00 per interest. The second order of distribution provides that to the extent there are any net assets remaining after the first order of distribution, there shall be a ratable distribution among the holders of the Class A common interests, based on, and up to the maximum amount of the “Class A Common Capital Amount” which is defined in the Partnership Agreement as $1.00 per interest.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

Next, to the extent there are any net assets remaining after the second order of distribution, there shall be a ratable allocation among the holders of the Class A preferred interests and the Class B preferred interests, based on, and up to the maximum amount of, the “Preferred Appreciation Amount”. The “Preferred Appreciation Amount”, per preferred interest holder, is defined as an appreciation amount calculated as interest on the “Class A Preferred Capital Amount”, or $1 per interest, at a rate of 20% per year, compounded quarterly.

The sum of the “Preferred Appreciation Amount” and the “Class A Preferred Capital Amount” is $757,855 at December 31, 2003.

14.     Common Owners’ Equity

The outstanding Class A common interests, Class B common interests, and Class C interests have no stated or par value. Each of the Class A common interests and Class C interests are entitled to one vote. Dividends may be paid based on certain restrictions related to the preferred interests. Any dividends must be paid in equal amounts on the Class A and Class B common interests out of proceeds associated with operations from sources other than Southwest II. Dividends paid on the Class C interests must arise from proceeds attributable to the Southwest II operations.

In the event of a liquidation of the Southwest operations, the holders of the Class A common interests are entitled to $1.00 per interest, (or, if less, the amount of the related capital contribution paid for such interest), after the effects of distributions (other than dividends) and share ratably with the Class B common interest holders in the remaining net assets available for distribution.

In the event of a liquidation of the Southwest II operations, the holders of the Class C interests are entitled to $1.00 per interest, (or, if less, the amount of the related capital contribution paid for such interest), after the effects of distributions (other than dividends) and share ratably in the remaining net assets available for distribution.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

15.     Stock Options

Equity Incentive Non-Qualifying Stock Options

In 1999, Southwest (a majority-owned subsidiary of the Company) reserved 9,000,000 Class B common interests for issuance to employees of the Company in accordance with the Valor Telecommunications Southwest, LLC 2000 Equity Incentive Non-Qualifying Option Agreement (the Plan). The vesting period for these options ranges from immediate to 5 years and the options expire 10 years after the date of grant. The weighted average remaining life of the options outstanding at December 31, 2003 is 6.8 years. The options are granted at the $1.00 stated price of the Class B common interests. The stated price is equivalent to the estimated fair value of the interests.

Stock Options	Number of Options*

Options outstanding, January 1, 2001	4,120
Options granted	264
Forfeited options	(124)

Options outstanding, December 31, 2001	4,260
Options granted	862
Forfeited options	(405)

Options outstanding, December 31, 2002	4,717
Options granted	465
Forfeited options	(60)

Options outstanding, December 31, 2003.	5,122

Exercisable options at December 31, 2001	1,538

Exercisable options at December 31, 2002	2,323

Exercisable options at December 31, 2003	3,383

* Number of options expressed in thousands.

The fair value for each of the Company’s options was estimated at the date of grant using a Black-Scholes option pricing model and the following weighted average assumptions for 2001, 2002 and 2003:

	2001	2002	2003

Dividend yield	0%	0%	0%
Volatility factor	0	0	0
Risk-free interest rate	5.14%	5.19%	4.05%
Expected life in years	10	10	10

In 2000, the Company granted an Equity Incentive Non-Qualifying Stock Option to one of its key executives in the amount of 300,000 Class A Common Interests and 1,700,000 Class A Preferred Interests of VTC. The options vested immediately and was granted at a $1.00 stated price. The stated price is equivalent to the estimated fair value of the interests. This option was exercisable at December 31, 2001, 2002 and 2003.

Phantom Stock Units

The Valor Telecom Executive Incentive Plan was implemented on April 1, 2002, and allows for awards of up to 1,200,000 Class B Common Interests and 6,800,000 Class B Preferred Interests (collectively, Phantom Stock Units) to selected executive employees of VTC and its subsidiaries. These interests allow

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

the selected executives to participate in the appreciation on a pro-rata basis with the Class A Preferred Interests and Class A Common Interests held by the Equity Sponsors and Individual Investors. In accordance with Financial Accounting Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, the amount by which the market value of these Phantom Stock Units exceeds the value specified under the plan is charged to compensation expense over the vesting period. Certain of the awards vested 20% immediately and 20% on January 1 for each of the following 4 years. The remaining awards vest evenly over 5 years from the date the award was granted. Unvested units are subject to cancellation upon expiration or termination of employment. For the years ended December 31, 2002 and 2003 the Phantom Stock Units were deemed to have no value and thus no compensation expense was recorded during those periods. VTC issued 1,072,500 Class B Common and 6,077,500 Class B Preferred units to the Executive Incentive Plan in 2002. These units were granted to Executives as follows:

	Phantom Stock
	Number of Units
	in thousands

	Class B	Class B
	Common	Preferred

Units outstanding, January 1, 2002	–	–
Units granted	1,073	6,078
Forfeited units	–	–

Units outstanding, December 31, 2002	1,073	6,078
Units granted	–	–
Forfeited units	–	–

Units outstanding, December 31, 2003	1,073	6,078

Vested units at December 31, 2002	180	1,020

Vested units at December 31, 2003	395	2,236

16.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents—The carrying amount approximates fair value because of the short maturity of these instruments.

RTFC equity certificate—It is not practicable to estimate the fair value of this investment because there is no quoted market price

Debt—The fair value of long-term debt was estimated based on the Company’s current incremental borrowing rate for debt of the same remaining maturities.

Interest Rate Swap and Collar Agreement—The Company’s interest rate swap and collar agreements do not qualify for hedge accounting under SFAS No. 133, therefore, they are carried at fair market value.

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

The estimated fair value of the Company’s financial instruments is as follows:

	Carrying
December 31, 2002	Amount	Fair Value

Financial liabilities:
Long-term debt, including current maturities	$1,544,285	$1,623,474
Interest rate swap agreement	$8,159	$8,159
Interest rate collar agreement	$9,195	$9,195

	Carrying
December 31, 2003	Amount	Fair Value

Financial liabilities:
Long-term debt, including current maturities	$1,463,973	$1,522,847
Interest rate swap agreement	$4,189	$4,189
Interest rate collar agreement	$4,678	$4,678

17.	Off Balance Sheet Risk and Concentration of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and cash equivalents and derivatives.

The Company places its cash and temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the credit worthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and cash equivalent balances in excess of federally insured limits.

18.	Related Party Transactions

The Company had the following transactions with related parties:

	Year Ended December 31

	2001	2002	2003

Issuance of additional note principal in lieu of cash interest payments to the Sponsors for Subordinated Debt	$29,025	$32,612	$17,788
Interest paid to the Sponsors for Subordinated Debt	–	–	15,713
Management fees paid to the Sponsors for advisory services	1,000	1,000	1,000
Fees paid to investors for transaction advisory services	–	1,300	–
Various professional fees paid to certain Sponsors and Individual Investors	295	282	228
Revenue earned from wireless affiliates	–	472	489

The Company had the following balances with related parties:

	December 31

	2002	2003

Senior Subordinated Debt owed to the Sponsors	$296,469	$314,257
Receivable from wireless affiliates for management services and facility leases	1,000	342
Payable to the Sponsors for management fees	500	500

Under the terms of the CGKC&H partnership agreement, the general partners have designated the Company to act as the operating partner of CGKC&H. The agreement provides that the Company is to be

Valor Telecommunications, LLC

Notes to Consolidated Financial Statements—(Continued)

reimbursed for all reasonable and necessary expenses incurred on behalf of CGKC&H. During 2002 and 2003, the Company was reimbursed approximately $987 and $958, respectively, from CGKC&H for these services.

19.	Restructuring Charges

In December 2002, the Company eliminated 81 positions as a result of a restructuring of the Company’s workforce. The Company recorded $1,768 of expense primarily for termination benefits for employees whose jobs were eliminated. The Company had a subsequent restructuring of December 2003 resulting in the elimination of 15 additional positions. The Company recorded $141 of expense for termination benefits for these 15 employees. As of December 31, 2003, approximately $184 of the obligation for termination benefits remains and the Company expects this amount to be paid in 2004. The following table provides a reconciliation of the changes in the termination benefits obligation for the years ended December 31, 2003 and 2002:

	2002	2003	Total
Liability for termination benefits	Restructuring	Restructuring	Restructuring

Termination benefits recorded in 2002	$1,768	$—	$1,768
Payments in 2002	(297)	—	(297)

Balance, December 31, 2002	1,471	—	1,471
Termination benefits recorded in 2003	—	141	141
Payments in 2003	(1,405)	(23)	(1,428)

Balance, December 31, 2003	$66	$118	$184

Valor Telecommunications, LLC

Condensed Consolidated Balance Sheets (unaudited)

(Dollars in thousands)

			Pro Forma
	December 31,	September 30,	Adjustments
	2003	2004	Recapitalization

Assets
Current assets
Cash and cash equivalents	$1,414	$641
Accounts receivable:
Customers, net of allowance for doubtful accounts of $2,672 and $2,156, respectively	26,550	24,883
Carriers and other, net of allowance for doubtful accounts of $652 and $886, respectively	34,223	33,826
Materials and supplies, at average cost	1,922	1,798
Other current assets	9,052	8,782

Total current assets	73,161	69,930

Net property, plant and equipment	769,570	757,976
Investments and other assets
Goodwill	1,057,007	1,057,007
Other	139,305	127,952

Total other assets	1,196,312	1,184,959

Total assets	$2,039,043	$2,012,865

Liabilities and Equity
Current liabilities
Current maturities of long-term debt	$37,318	$43,031
Accounts payable	14,458	12,515
Notes payable	6,687	13,765
Accrued expenses and other current liabilities:
Taxes	11,983	12,381
Salaries and benefits	14,372	13,522
Interest	3,190	10,115
Other	14,405	19,339
Advance billings and customer deposits	16,958	16,220

Total current liabilities	119,371	140,888

Long-term debt	1,426,655	1,362,441
Deferred credits and other liabilities	48,072	36,907
Redeemable preferred interests	370,231	370,231

Total liabilities	1,964,329	1,910,467

Minority interests	24,852	27,365
Commitments and contingencies (see Note 8)
Common owners’ equity
Class A common interests, no par or stated value, 500,000,000 interests authorized, 65,568,694 issued and 65,534,944 outstanding	64,633	64,633
Class B common interests, no par or stated value, 5,184,255 interests authorized, 5,056,755 issued and outstanding	–	–
Class C interests, no par or stated value, 50,000,000 interests authorized, 46,000,000 issued and outstanding	46,000	46,000
Treasury stock	(34)	(34)
Accumulated other comprehensive loss	(7,371)	(7,371)
Accumulated deficit	(53,366)	(28,195)

Total common owners’ equity	49,862	75,033

Total liabilities and equity	$2,039,043	$2,012,865

See accompanying notes to condensed consolidated financial statements.

Valor Telecommunications, LLC

Condensed Consolidated Statements of Operations (unaudited)

(Dollars in thousands, except per owner unit amounts)

	Nine Months Ended
	September 30,

	2003	2004

Operating revenues	$372,450	$379,279

Operating expenses
Cost of service (exclusive of depreciation and amortization shown separately below)	80,698	78,704
Selling, general and administrative	94,428	100,098
Depreciation and amortization	61,039	63,993

Total operating expenses	236,165	242,795

Operating income	136,285	136,484
Other income (expense)
Interest expense	(95,300)	(83,384)
Loss on interest rate hedging arrangements	(2,199)	(122)
Earnings from unconsolidated cellular partnerships	2,687	1,007
Impairment on investment in cellular partnerships	–	(6,678)
Other income and expense, net	59	(25,060)

Total other income (expense)	(94,753)	(114,237)

Income before income taxes and minority interest	41,532	22,247
Income tax expense (benefit)	2,193	(6,095)

Income before minority interest	39,339	28,342
Minority interest	(2,364)	(3,171)

Net income	$36,975	$25,171

Earnings per owners’ unit:
Basic and diluted net income:
Class A and B common interests	$0.45	$0.54
Class C interests	$0.12	$(0.29)

See accompanying notes to condensed consolidated financial statements.

Valor Telecommunications, LLC

Condensed Consolidated Statements of Cash Flows (unaudited)

(Dollars in thousands)

	Nine Months Ended
	September 30,

	2003	2004

Operating activities
Net income	$36,975	$25,171
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,039	63,993
Deferred income taxes	160	(6,756)
Amortization of debt issuance costs	5,540	6,192
Non-cash interest expense	27,218	–
Non-cash unrealized gain on interest rate hedging arrangements	(5,601)	(7,813)
Earnings from unconsolidated cellular partnerships	(2,687)	(1,007)
Impairment on investment in cellular partnerships	–	6,678
Provision for doubtful accounts receivable	1,883	3,159
Minority interest	2,364	3,171
Expense incurred related to cash payment to minority shareholders in connection with reorganization	–	17,988
Changes in current assets and current liabilities:
Accounts receivable	5,755	(1,048)
Accounts payable	(8,883)	(1,943)
Accrued interest	(177)	6,925
Other current assets and current liabilities, net	5,200	7,170
Other, net	3,675	2,780

Net cash provided by operating activities from continuing operations	132,461	124,660

Investing activities
Additions to property, plant and equipment	(53,239)	(51,520)
Distributions from unconsolidated cellular partnerships	1,584	634
Other, net	1,104	(476)

Net cash used in investing activities from continuing operations	(50,551)	(51,362)

Financing activities
Proceeds from issuance of debt	36,500	59,000
Repayments of long-term debt	(125,946)	(118,347)
Notes payable, net	7,475	4,063
Cash payment to minority shareholders in connection with reorganization	–	(18,646)
Other net	–	(124)

Net cash used in financing activities from continuing operations	(81,971)	(74,054)

Net decrease in cash and cash equivalents from continuing operations	(61)	(756)
Net cash used in discontinued operations	(166)	(17)

Net decrease in cash and cash equivalents	(227)	(773)
Cash and cash equivalents at beginning of period	1,289	1,414

Cash and cash equivalents at end of period	$1,062	$641

Supplemental disclosures of cash flow activity:
Cash paid for interest	$71,467	$79,040
Income taxes paid	1,740	1,000
Property, plant and equipment acquired through capitalized leases	1,252	846
Notes payable issued for insurance policies	3,770	3,015

See accompanying notes to condensed consolidated financial statements.

Valor Telecommunications, LLC

Notes to Condensed Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per owner unit amounts)

1.     Background and Basis of Presentation

The consolidated financial statements include the accounts of Valor Telecommunications, LLC (VTC) and its majority-owned subsidiaries (collectively, the Company). All significant intercompany transactions have been eliminated. The parent of VTC is Valor Communications Group, Inc. (Valor). Valor is a holding company and has no direct operations. Valor’s principle assets are the direct and indirect equity interest of its subsidiaries.

The Consolidated Financial Statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of our Management, the Condensed Consolidated Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information in accordance with GAAP. The financial information for the nine months ended September 30, 2003 and 2004 has not been audited. The results of operations for the first nine months of the year are not necessarily indicative of the results of operations that might be expected for the entire year. The Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto included in our S-1, for the fiscal year ended December 31, 2003.

The unaudited pro forma balance sheet reflects the impact of the reorganization that will immediately precede the proposed offering.

2.	Stock-Based Compensation

The Company accounts for its employee stock compensation plan using the intrinsic value based method in accordance with APB Opinion No. 25 as allowed by SFAS No. 123, “Accounting for Stock-Based Compensation”. No stock-based employee compensation cost is reflected in net income, since options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. If compensation cost for the options had been determined in accordance with SFAS No. 123, the Company’s net income and per owner unit amounts for the nine months ended September 30 would have been as follows:

	2003	2004

Net income as reported:	$36,975	$25,171
Deduct: Total stock-based employee compensation expense determined under fair value based method	(336)	(300)
Add: Total stock-based employee compensation expense determined under intrinsic value based method	–	–

Pro forma net income	$36,639	$24,871

Earnings per owners’ unit:
Basic and diluted net income as reported:
Class A and B common interests	$0.45	$0.54
Class C interests	$0.12	$(0.29)
Basic and diluted net income pro forma:
Class A and B common interests	$0.44	$0.54
Class C interests	$0.12	$(0.29)

Valor Telecommunications, LLC

Notes to Condensed Consolidated Financial Statements (unaudited)—(Continued)

3.	Net Property, Plant and Equipment

Net property, plant and equipment is composed of the following:

	December 31,	September 30,
	2003	2004

Gross property, plant and equipment	$990,188	$1,035,320
Accumulated depreciation	(220,618)	(277,344)

Net property, plant and equipment	$769,570	$757,976

4.	Investments and Other Assets

Investments and other assets consist of the following:

	December 31,	September 30,
	2003	2004

Goodwill	$1,057,007	$1,057,007
RTFC equity certificates	62,318	62,397
Unamortized debt issuance costs	54,364	48,296
Investments in cellular partnerships	17,986	11,681
Deferred federal income tax	—	1,363
Other	4,637	4,215

Total	$1,196,312	$1,184,959

5.	Deferred Credits and Other Liabilities

Deferred credits and other liabilities were composed of the following:

	December 31,	September 30,
	2003	2004

Accrued pension costs	$15,074	$14,858
Accrued postretirement medical and life benefit costs	11,205	11,989
Interest rate swap	4,189	495
Interest rate collar	4,678	559
Deferred revenue	3,558	2,892
Deferred federal income taxes	5,354	—
Deferred investment tax credit	259	226
Other	3,755	5,888

Total	$48,072	$36,907

6.	Pension and Postretirement Benefits

The Company sponsors a qualified pension plan and a postretirement benefit plan for the union employees. The pension plan is noncontributory. The Company’s postretirement health care plans are generally contributory and include a limit on the Company’s share of the cost for recent and future retirees. The

Valor Telecommunications, LLC

Notes to Condensed Consolidated Financial Statements (unaudited)—(Continued)

Company accrues the costs, as determined by an actuary, of the pension and the postretirement benefits over the period from the date of hire until the date the employee becomes fully eligible for benefits.

The following tables provide the components of net periodic benefit cost for the nine months ended September 30, 2003 and 2004:

	Pension Benefits

	2003	2004

Service cost	$2,225	$3,019
Interest cost	2,119	2,876
Expected return on plan assets	(1,587)	(2,154)
Amortization of loss	543	736

Net periodic benefit cost	$3,300	$4,477

	Postretirement
	Benefits

	2003	2004

Service cost	$281	$291
Interest cost	628	651
Amortization of loss	110	114
Early retirement window impact	(128)	—

Net periodic benefit cost	$891	$1,056

7.	Restructuring Charges

In January 2004, the Company eliminated 27 positions as a result of a restructuring in the Company’s workforce. The Company recorded $279 of expense primarily for termination benefits for employees whose jobs were eliminated. The following table provides a reconciliation of the changes in the termination benefits obligation for the nine months ended September 30, 2004:

Liability for
Termination
Benefits

Balance, December 31, 2003	$184
Additional termination benefits for restructuring recorded in 2004	279
Payments in 2004	(444)
Restructuring charge accrual adjustment	(19)

Balance, September 30, 2004	$—

In October 2004, the Company announced a reduction in force as further discussed in Note 11, “Subsequent Events”.

8.	Commitments and Contingencies

In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.

Valor Telecommunications, LLC

Notes to Condensed Consolidated Financial Statements (unaudited)—(Continued)

9.	Related Party Transactions

The Company had the following transactions with related parties:

	Nine Months Ended
	September 30,

	2003	2004

Issuance of additional note principal in lieu of cash interest payments to the Sponsors for Subordinated Debt	$27,218	$—
Interest expense due to the Sponsors for Subordinated Debt	—	23,569
Payment to certain individual investors for ownership and other expenses	—	18,646
Management fee expense due to the Sponsors for advisory services	750	750
Various professional fees paid to certain Sponsors and Individual Investors	173	96
Revenue earned from wireless affiliates	296	364

The Company had the following balances with related parties:

	December 31,	September 30,
	2003	2004

Senior Subordinated Debt owed to the Sponsors	$314,257	$314,257
Receivable from wireless affiliates for management services and facilities leases	342	619
Payable to the Sponsors for management fees	500	250

Under the terms of our wireless partnership agreement, the general partners have designated the Company to act as the operating partner. The agreement provides that the Company is to be reimbursed for all reasonable and necessary expenses incurred on behalf of the partnership. For the nine months ended September 30, 2003 and 2004, the Company was reimbursed approximately $776 and $764, respectively, from the partnership for these services.

10.     Significant Events

On April 7, 2004, Valor filed a registration statement on Form S-1 with the Securities and Exchange Commission for the proposed offering of IDSs. In connection with this offering, Valor incurred the following items:

Agreement with Former Chief Executive Officer

On April 9, 2004, the Company entered into a new employment agreement with its former Chief Executive Officer (CEO). The new agreement replaces the existing employment agreement between the Company and the former CEO and is effective through March 31, 2007. Under the new agreement, the former CEO will be employed by the Company on a part-time basis and will serve on its Board of Directors as Vice-Chairman. In conjunction with the termination of the former CEO’s prior employment agreement, the Company paid the former CEO a one-time cash payment of $5,000 on April 9, 2004, which was recorded as expense and is included in “Selling, general and administrative” in the accompanying Condensed Consolidated Statements of Operations for the nine months ended September 30, 2004. The Company had further agreed to pay the former CEO a $1,500 cash payment if the Proposed Offering of IDSs was consummated within 12 months of the effective date of the former CEO’s new employment agreement. On November 10, 2004, the Company amended the agreement with the CEO to pay him $750 in connection with the debt refinancing, as further discussed in Note 11,

Valor Telecommunications, LLC

Notes to Condensed Consolidated Financial Statements (unaudited)—(Continued)

“Subsequent Events”, and to pay him an additional $750 on the earlier of either an initial public offering or the termination of his agreement on March 31, 2007.

Agreement with Individual Investors

On April 20, 2004, the Company entered into an agreement with a group of the individual investors who own direct equity interests in the Company’s majority-owned subsidiaries Valor Telecommunications Southwest, LLC, a Delaware limited liability company, and Valor Telecommunications Southwest II, LLC, a Delaware limited liability company. This agreement provides for the Company to purchase all of outstanding equity interests of this group of individual investors for $18,646 in cash. The Company made this cash payment to the group of individual investors on April 20, 2004. The purchase was accounted for under the guidance provided by SFAS No. 141 and FASB Technical Bulletin 85-6. Accordingly, approximately $17,988 was allocated to expense and is included in “Other income and expense, net” in the accompanying Condensed Consolidated Statements of Operations for the nine months ended September 30, 2004.

Offering Costs

In connection with the proposed offering of Income Deposit Securities, Valor incurred approximately $6,800 in offering costs with outside third parties. In the third quarter of 2004, Valor decided to not pursue the offering process and instead completed a refinancing of all of its existing debt (See Note 11, “Subsequent Events”). Upon making this decision, the Company recorded the $6,800 in offering costs as expense, which is included in “Other income and expense, net” in the accompanying Condensed Consolidated Statements of Operations for the nine months ended September 30, 2004.

11.	Subsequent Events

Bank Refinancing

On November 10, 2004, the Company entered into a new $1,300,000 senior secured credit facility consisting of a $100,000 senior secured revolving facility and a $1,200,000 term loan. Concurrently, we secured a $265,000 second lien loan and a $135,000 subordinated loan. Proceeds of the new credit facility, the second lien loan and the subordinated loan were used to (i) repay all amounts owed under our previous senior secured credit facility; (ii) redeem $325,500 of 10% senior subordinated notes due 2010 held primarily by our equity sponsors, including interest accrued thereon; (iii) return of $159,400 of capital to investors, including our equity sponsors, in our subsidiary Valor Telecommunications, LLC and (iv) pay $30,700 in associated transaction costs.

The agreements for the new credit facility, second lien loan and subordinated loan limit, among other things, additional borrowings, transactions with affiliates, capital expenditures and payment of dividends and require us to maintain certain financial ratios including debt to cash flow ratios, interest coverage and fixed charge.

As a result of the debt refinancing, the Company accounted for the debt issuance costs associated with the existing and new credit facilities based on Emerging Issue Task Force (EITF) 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” and EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”. Based on the terms of the new and old credit facilities and the respective lending groups, the Company is expected to record approximately $44,900 in expense relating to the existing indebtedness as a result of the refinancing.

Valor Telecommunications, LLC

Notes to Condensed Consolidated Financial Statements (unaudited)—(Continued)

Acquisition

In November 2004, the Company acquired certain high speed internet and dial-up internet assets along with the related customers and revenues. The assets are located generally in West Texas and Southeastern New Mexico. The purchase price consists of $1,500 in cash and assumption of $400 of leases.

Reduction in Force

On October 29, 2004, we announced a workforce reduction of 72 employees. The reduction is a result of new operating efficiencies, as a result of our investments in new customer service technologies and plant improvements, and competitive challenges in our industry. As a result of the reduction, we will record a restructuring charge in the fourth quarter of 2004 of $653 representing termination benefits to be paid to the terminated employees. The termination benefits are expected to be substantially paid by December 31, 2004.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma condensed consolidated financial information because the effect of the Reorganization the Debt Recapitalization and the Offering on our financial information is material.

The unaudited pro forma condensed consolidated balance sheet assumes that each of the following had occurred on September 30, 2004:

•	this offering of common stock (assuming the underwriters do not exercise their overallotment option);

•	the contribution by our founders, our management and our equity sponsors of their equity interests in Valor Telecommunications, LLC to Valor Communications Group, Inc. in exchange for an aggregate of shares of common stock;

•	the contribution by our founders and our equity sponsors of their equity interests in Valor Telecommunications Southwest, LLC to Valor Communications Group, Inc. in exchange for an aggregate of shares of common stock;

•	the consummation of the Debt Recapitalization;

•	the repayment of principle and interest outstanding related to our existing indebtedness; and

•	the settlement and termination of our interest rate hedging arrangements.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 assumes that each of the following had occurred on January 1, 2003:

•	this offering of common stock (assuming the underwriters do not exercise their overallotment option);

•	the contribution by our founders, our management and our equity sponsors of their equity interests in Valor Telecommunications, LLC to Valor Communications Group, Inc. in exchange for an aggregate of shares of common stock;

•	the contribution by our founders and our equity sponsors of their equity interests in Valor Telecommunications Southwest, LLC to Valor Communications Group, Inc. in exchange for an aggregate of shares of common stock;

•	the purchase by the Company of certain minority interests in Valor Telecommunications Southwest, LLC held by a group of individual investors;

•	the consummation of the Debt Recapitalization;

•	the repayment of principle and interest outstanding related to our existing indebtedness; and

•	the settlement and termination of our interest rate hedging arrangements.

Additionally, we anticipate recognizing approximately $70.7 million of expense related to prepayment fees and the write off of unamortized debt issuance costs associated with the repayment and termination of our existing indebtedness. These expenses are not reflected in the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 because they are non-recurring in nature.

Also, as a result of the expected termination of the Valor Telecom Executive Incentive Plan, we expect to record stock-based compensation expense of approximately $                    . This stock-based compensation is not reflected in the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 because it is non-recurring in nature.

Also, we anticipate issuing restricted stock and paying cash bonuses to members of our management team upon the consummation of the offering resulting in compensation expense of approximately $          . This expense is not reflected in the unaudited pro forma condensed consolidated statement of operations for the nine-months ended September 30, 2004 and for the year ended December 31, 2003 because it is non-recurring in nature.

The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the Reorganization and the Offering for which we are giving pro forma effect actually occurred on the dates or for the periods indicated described in the accompanying notes, nor is such unaudited pro forma condensed consolidated financial information necessarily indicative of the results to be expected for the full year or any future period. A number of factors may affect our results. See “Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors.”

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed consolidated statements of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “The Transactions,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Valor Communications Group, Inc

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2004
(Dollars in thousands)

		Pro Forma
		Adjustments
	September 30,	Reorganization			Pro Forma
	2004	and Debt			Adjustments	Pro Forma
	(unaudited)	Recapitalization		Subtotal	Offering	Consolidated

Assets:
Current Assets
Cash	$641	$17,028	(a)	$17,669	$ (l)	$
Accounts receivable, net	58,709	—		58,709
Other current assets	10,580	—		10,580

Total current assets	69,930	17,028		86,958

Net property, plant, and equipment	757,976	—		757,976
Goodwill	1,057,007	—		1,057,007
Other	127,952	(59,770	)(b)	68,182	(m)

Total assets	$2,012,865	(42,742)		1,970,123

Liabilities:
Current liabilities:
Current maturities of long-term debt	$43,031	(29,671	)(c)	13,360
Accounts and notes payable	26,280	—		26,280
Accrued liabilities	55,357	(8,680	)(d)	46,677
Advance billing and customer deposits	16,220	—		16,220

Total current liabilities	140,888	(38,351)		102,537

Long-term Debt	1,362,441	228,150	(e)	1,590,591	(n)
Deferred credits and other liabilities	36,907	82,841	(f)	119,748
Redeemable preferred interests	370,231	(370,231	)(g)	—

Total liabilities	1,910,467	(97,591)		1,812,776

Minority interests	27,365	(27,365	)(h)	—		—
Convertible retained interest	—
Stockholders’ equity
Class A common interests, no par or stated value	64,633	(64,633	)(h)	—
Class B common interests, no par or stated value	—	—		—
Class C interests, no par or stated value	46,000	(46,000	)(h)	—
Common stock, $0.01 par value per share	—	396	(i)	396	(o)
Additional paid-in capital	—	263,172	(j)	263,172	(p)
Accumulated deficit	(28,195)	(70,755	)(k)	(98,950)	(q)
Accumulated other comprehensive loss	(7,371)	—		(7,371)
Treasury stock	(34)	34	(h)	—

Total stockholders’ equity	75,033	82,214		157,247

Total liabilities and stockholders’ equity	$2,012,865	(42,742)		1,970,123

Valor Communications Group, Inc

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2004

(Dollars in thousands)

	September 30,	Pro Forma		Pro Forma
	2004	Adjustments		Consolidated

	(unaudited)
Operating revenues	$379,279	$—		$379,279

Operating expenses
Cost of service (exclusive of depreciation and amortization shown separately below)	78,704	—		78,704
Selling, general, and administrative	100,098	—		100,098
Depreciation and amortization	63,993	—		63,993

Total operating expenses	242,795	—		242,795

Operating income	136,484	—		136,484
Other income (expense)
Interest expense	(83,384)	28,450	(r)	(54,934)
Loss on interest rate hedging arrangements	(122)	122	(s)	—
Earnings from unconsolidated cellular partnerships	1,007	—		1,007
Impairment on investment in cellular partnerships	(6,678)	—		(6,678)
Other income and expense, net	(25,060)	17,988	(t)	(7,072)

Total other income (expense)	(114,237)	46,560		(67,677)

Income before income taxes and minority interest	22,247	46,560		68,807
Income tax expense (benefit)	(6,095)	32,508	(u)	26,413

Income before minority interest	28,342	14,052		42,394
Minority interest	(3,171)	3,171	(v)	—

Net income	$25,171	$17,223		$42,394

Historic earnings per owners’ unit:
Basic and diluted net income
Class A and B common interests	$0.54
Class C interests	$(0.29)
Pro Forma Earnings per share
Basic and diluted pro forma income from continuing operations:
Common shares
Numbers of shares used to compute per share data:
Common shares

Valor Communications Group, Inc

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	December 31	Pro Forma		Pro Forma
	2003	Adjustments		Consolidated

Operating revenues	$497,334	—		497,334

Operating expenses
Cost of service (exclusive of depreciation and amortization shown separately below)	106,527	—		106,527
Selling, general, and administrative	126,896	—		126,896
Depreciation and amortization	81,638	—		81,638

Total operating expenses	315,061	—		315,061

Operating income	182,273	—		182,273
Other income (expense)
Interest expense	(119,185)	45,919	(w)	(73,266)
Loss on interest rate hedging arrangements	(2,113)	2,113	(x)	—
Earnings from unconsolidated cellular partnerships	3,258	—		3,258
Other income and expense, net	(62)	—		(62)

Total other income (expense)	(118,102)	48,032		(70,070)

Income from continuing operations before income taxes and minority interest	64,171	48,032		112,203
Income tax expense	2,478	40,159	(y)	42,637

Income from continuing operations before minority interest	61,693	7,873		69,566
Minority interest	(3,568)	3,568	(z)	—

Income from continuing operations	58,125	11,441		69,566
Historical earnings per owners’ unit:
Basic and diluted income from continuing operations:
Class A and B common interests	$0.73
Class C interests	$0.15
Pro Forma Earnings per share
Basic and diluted pro forma income from continuing operations:
Common shares
Numbers of shares used to computer per share data:
Common shares

Notes to the Unaudited Pro Forma Condensed

Consolidated Financial Information

(Dollars in thousands)

1.	Basis of Presentation

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 presents our consolidated financial position assuming the Offering of common stock), the Reorganization, the entering into of the new credit facility, the repayment of principle and interest on certain existing indebtedness. Our unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 present our consolidated results of operations assuming that the transactions described above had occurred on January 1, 2003. In our opinion, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the Offering and the Reorganization on our historical financial information. The pro forma adjustments set forth in the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Unaudited Pro Forma Condensed Consolidated Statements of Operations are described more fully in Note 2.

This unaudited pro forma condensed consolidated financial information should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and does not necessarily reflect our results of operations or financial position that would have existed had we completed the Offering and the Reorganization for the periods presented and should not be relied upon as being indicative of our future results after the Offering and the Reorganization.

2.	Pro Forma Assumptions and Adjustments

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004

The unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the following transactions as if they had occurred on September 30, 2004. Actual amounts could vary from these pro forma adjustments.

a) Represents the net change in cash as a result of the Reorganization and Debt Recapitalization:

Repayment of existing senior credit facilities, including prepayment fees and accrued interest	(1,068,355)
Settlement of our interest rate hedging arrangements	(2,435)
Proceeds from new $1,600,000 credit facility, net of $30.7 million of fees and expenses	1,569,282
Redemption of preferred interests held by our existing equity investors	(159,351)
Repayment of the existing senior subordinate notes, including $7.9 million of accrued interest	(322,113)

Net change in cash	17,028

b)	Represents the changes in Other long-term assets that will be recorded by the Company as a result of the reorganization and debt recapitalization.

Notes to the Unaudited Pro Forma Condensed
Consolidated Financial Information— (Continued)

Write-off of unamortized debt issuance costs related to our existing senior credit facilities	(44,877)
Redemption of RTFC equity certificates in connection with the repayment of existing senior credit facility	(31,111)
Deferred financing costs related to new senior credit facility	16,218

Net change in Other long-term assets	(59,770)

c) Represents net change in current maturities resulting from the debt recapitalization.

d) Represented the payment of $8.7 million of accrued interest expense at September 30, 2004.

e) Represents the net change in long-term debt as a result of our debt recapitalization.

f) Represents the settlement amounts due under the terms of our existing derivative instruments and the net deferred tax liability that will be recorded by Valor Communications Group, Inc. as a result of the reorganization and debt recapitalization. The net deferred tax liability relates to differences between the financial reporting and tax bases of our assets and liabilities, net operating losses incurred prior to the Company becoming a taxable entity, and cumulative temporary book — tax differences prior to the Company becoming a taxable entity:

Settlement of existing derivatives	(2,435)
Net deferred tax liabilities to be recorded upon completion of the reorganization	85,276

Net change	82,841

g) Represents the redeemable preferred interests that we redeemed in connection with the debt recapitalization and the exchange of all of the remaining outstanding redeemable preferred interests held by our existing equity investors for common stock upon completion of our reorganization:

Redemption of preferred interests held by our existing equity investors in connection with our debt recapitalization	(159,351)
Exchange of remaining preferred interests held by our existing equity investors for common stock upon completion or our reorganization	(210,880)

Net change in redeemable preferred interests	(370,231)

h) Represents the purchase of all outstanding interests in majority owned subsidiaries held by individual investors and contributions of minority interests in majority owned subsidiaries, Class A common interests and Class C common interests held by equity sponsors and the retirement of all treasury stock in connection with the reorganization.

i) Represents the par value of            million shares of common stock issued to our existing equity holders in exchange for their existing equity in the company.

j) Represents paid in capital in excess of par value for shares of common stock issued and net deferred tax liabilities recorded by the Company in the reorganization.

Notes to the Unaudited Pro Forma Condensed
Consolidated Financial Information— (Continued)

k) Represents the net impact of the following items associated with the reorganization:

Write-off of deferred financing costs associated with existing debt	(44,877)
Prepayment fees associated with the repayment of all of our existing indebtedness charged to expense	(11,378)
Transaction costs associated with new credit facility expected to be expensed in accordance with EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”	(14,500)

Total adjustment to accumulated deficit	(70,755)

l) Represents the net change in cash as a result of the Offering:

Proceeds from issuance of million shares of our common stock at $ per share, net of fees and expenses of $30.0 million
Repayment of second lien and subordinate notes we entered into in our November 2004 debt recapitalization
Net change in cash

m) Represents change in other long-term assets as a result of the write-off of deferred financing fees associated with the second lien and subordinate notes we repaid with the proceeds from this Offering.

n) Represents the repayment of second lien and subordinate notes we entered into in our Debt Recapitalization.

o) Represents par value of       million shares of common stock issued in this Offering.

p) Represents the additional paid-in capital received in excess of par value for       million shares of common stock issued in this offering. The additional paid-in capital has been reduced by $30.0 million of fees and expenses associated with the offering.

q) Represents the net impact of the following items associated with the Offering:

Write-off of deferred financing costs associated with repayment of the second lien and subordinate notes we entered into in connection with our Debt Recapitalization	(10,040)
Cash transaction bonuses paid to members of our senior management team upon completion of the Offering that will be charged to compensation expense	(1,612)
Restricted stock that will be granted to members of our senior management team that will vest upon completion of the Offering	(2,943)
Total adjustment to accumulated deficit	(14,595)

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2004

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2004 has been prepared to reflect the following adjustments as if the Reorganization and the Offering had occurred on January 1, 2003. Actual amounts could vary from these pro forma adjustments.

Notes to the Unaudited Pro Forma Condensed
Consolidated Financial Information— (Continued)

r) Represents the elimination of historical interest expense (including the amortization of deferred debt issuance costs) resulting from the repayment of the Company’s existing indebtedness offset by the interest expense related to the new senior credit facilities.

Elimination of historical interest expense on the existing indebtedness, including amortization of deferred financing costs	83,224
Interest expense on the new senior credit facility at an assumed annual interest rate of 5.98%	(53,820)
Amortization of deferred financing costs incurred related to the new senior credit facilities	(954)
Net change in interest expense	28,450

s) Represents the impact of the termination of interest rate hedging arrangements.

t) Represents the elimination of expense incurred related to the purchase of equity interests from minority interest holders in connection with the Reorganization.

u) Represents the pro forma provision for income taxes of the Company at a statutory tax rate of 38.0% resulting from the Reorganization.

v) Represents the elimination of minority interest as a result of the Company’s Reorganization.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been prepared to reflect the following adjustments as if the Reorganization and the Offering had occurred on January 1, 2003. Actual amounts could vary from these pro forma adjustments.

w) Represents the elimination of historical interest expense (including the amortization of deferred debt issuance costs) resulting from the repayment of the Company’s existing indebtedness offset by the interest expense related to the new senior credit facilities.

Elimination of historical interest expense on the existing indebtedness, including amortization of deferred financing costs	118,951
Interest expense on the new senior credit facility at an assumed annual interest rate of 5.98%	(71,760)
Amortization of deferred financing costs incurred related to the new senior credit facilities	(1,272)
Net change in interest expense	45,919

x) Represents the impact of the termination of interest rate hedging arrangements.

y) Represents the pro forma provision for income taxes of Valor Communications Group, Inc. at a statutory tax rate of 38.0% resulting from the Reorganization.

z) Represents the elimination of minority interest as a result of the Company’s Reorganization.

Notes to the Unaudited Pro Forma Condensed
Consolidated Financial Information— (Continued)

Material non-recurring items not included in the Unaudited Pro Forma Condensed Consolidated Statements of Operations.

The Company anticipates that upon the competition of the reorganization and the offering, the non-recurring transactions listed below will occur and will be recorded in the Company’s financial statements. These transactions have been included, where applicable, in the preparation of the Unaudited Pro Forma Condensed Consolidated Balance Sheet. They have not, however, been included in the preparation of the Unaudited Pro Forma Condensed Consolidated Statements of Operations. Additionally, the Company anticipates that it will incur approximately $2.5 million in additional expenses each year associated with fulfilling its obligations as a public company. The additional expense associated with being a public company has not been included in the preparation of the Unaudited Pro Forma Condensed Consolidated Statements of Operations either.

Interest expense from the write-off of deferred financing costs and prepayment fees associated with our existing indebtedness.	56,255
Transaction costs associated with new credit facility expected to be expensed in accordance with EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”	14,500
Write-off of deferred financing costs associated with repayment of the second lien and subordinate notes we entered into in connection with our Debt Recapitalization	10,040

Total non-recurring items not included in the Unaudited Pro Forma Condensed Consolidated Statement of Operations	80,795

               Through and including                      , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Banc of America Securities LLC

JPMorgan

                    , 2005

Valor Telecommunications, LLC

Schedule II — Valuation and Qualifying Accounts

	Additions

	Balance at Beginning	Charged to costs and	Charged to other		Balance at end of
Description	of period	expenses	accounts	Deductions	period

Year ended December 31, 2001
Allowance for doubtful accounts — customers	$(7,049,640)	$(11,078,719)	$(1,398,667)	$15,229,114	$(4,297,912)
Allowance for doubtful accounts — carriers and other	(400,000)	(300,000)	(100,000)	—	(800,000)

Total	$(7,449,640)	$(11,378,719)	$(1,498,667)	$15,229,114	$(5,097,912)

Year ended December 31, 2002
Allowance for doubtful accounts — customers	$(4,297,912)	$(6,064,222)	$(52,377)	$6,417,285	$(3,997,226)
Allowance for doubtful accounts — carriers and other	(800,000)	(5,329,090)	(200,000)	5,536,105	(792,985)

Total	$(5,097,912)	$(11,393,312)	$(252,377)	$11,953,390	$(4,790,211)

Year ended December 31, 2003
Allowance for doubtful accounts — customers	$(3,997,226)	$(3,160,384)		$4,485,432	$(2,672,178)
Allowance for doubtful accounts — carriers and other	(792,985)	(137,789)	—	278,914	(651,860)

Total	$(4,790,211)	$(3,298,173)	$0	$4,764,346	$(3,324,038)

S-1

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Valor Communications Group, Inc. in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$110,863
NASD filing fee	30,500
New York Stock Exchange listing fee	*
Transfer agent’s fee	30,000
Printing and engraving costs	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*
Total	*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Delaware. The General Corporation Law of the State of Delaware (“DGCL”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The certificates of incorporation of the Delaware registrants include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends and stock repurchases); or for transactions from which the director derived improper personal benefit.

The certificates of incorporation of the Delaware registrants provide that these registrants must indemnify their directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.

Valor Communications Group, Inc. maintains insurance to protect itself and its directors and, officers and those of its subsidiaries against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.

Texas. Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) provides that a director of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with any action, suit or proceeding in which he was, is, or is threatened to be made a named defendant by reason of his position as director or officer, provided that he conducted himself in good faith and reasonably believed that, in the case of conduct in his official capacity as a director or officer of the corporation, such conduct was in the corporation’s best interests; and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests. If a director is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. In the case of a criminal proceeding, a director or officer may be indemnified only if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.

The TBCA further provides that a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation, and to those who are not or were not officers, employees or agents but who are or were serving at the request of the corporation, to the same extent that it may indemnify and advance expenses to directors.

Item 15.	Recent Sales of Unregistered Securities

The registrant was formed in February 2004 and has not issued any securities. Simultaneously with the consummation of the offering of the securities being registered hereby, the registrant will issue an aggregate of            shares of its common stock in connection with its reorganization. This issuance will be made in reliance upon Section 4(2) of the Securities Act of 1933, as amended and Regulation D promulgated thereunder and will not involve any underwriters, underwriting discounts or commissions, or any public offering. The persons and entities who will receive such securities have represented their intention to acquire these securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends will be affixed to any share certificates issued. All recipients have adequate access through their relationship with us to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a)     Exhibits. The following exhibits are filed as part of this Registration Statement.

1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of Valor Communications Group, Inc.*
3.2	Bylaws of Valor Communications Group, Inc.*
4.1	Form of stock certificate for common stock.*
4.2	Form of Securityholders Agreement.*
5.1	Opinion of Kirkland & Ellis LLP.*
8.1	Opinion of Kirkland & Ellis LLP.*
10.1	Valor Communications Group, Inc. 2004 Long-Term Incentive Plan.*
10.2	Valor Communications Group, Inc. 2004 Incentive Compensation Plan.**
10.3	Valor Telecommunications Southwest, LLC Savings Plan.**
10.4	Valor Telecommunications Enterprises, LLC Pension Plan.**
10.5	Telecommunications Services Agreement, dated as of September 30, 2000, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc. (the “Telecommunications Services Agreement”).†**
10.6	Amendment No. 1 to the Telecommunications Services Agreement, dated as of September 4, 2001, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.7	Amendment No. 2 to the Telecommunications Services Agreement, dated as of September 18, 2001, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**

10.8	Amendment No. 3 to the Telecommunications Services Agreement, dated as of January 2, 2002, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.9	Amendment No. 4 to the Telecommunications Services Agreement, dated as of March 5, 2002, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.10	Amendment No. 5 to the Telecommunications Services Agreement, dated as of May 28, 2002, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.11	Amendment No. 6 to the Telecommunications Services Agreement, dated as of March 26, 2003, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.12	Amendment No. 7 to the Telecommunications Services Agreement, dated as of May 8, 2003, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.13	Amendment No. 8 to the Telecommunications Services Agreement, dated as of July 16, 2003, by and between Valor Telecommunications, LLC and MCI Worldcom Network Services, Inc.†**
10.14	Amendment No. 9 to the Telecommunications Services Agreement, dated as of November 4, 2003, by and between Valor Telecommunications, LLC and MCI Worldcom Network Services, Inc.†**
10.15	Amendment No. 10 to the Telecommunications Services Agreement, dated as of December 16, 2003, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.16	Master Services Agreement, dated as of December 9, 1999 by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC and Alltel Information Services, Inc. (the “Master Services Agreement”)†**
10.17	First Amendment to Master Services Agreement, dated as of April 1, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC and Alltel Information Services, Inc.†**
10.18	Second Amendment to the Master Services Agreement, dated as of April 1, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**
10.19	Third Amendment to the Master Services Agreement, dated as of July 1, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**
10.20	Fourth Amendment to the Master Services Agreement, dated as of July 24, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**
10.21	Fifth Amendment to the Master Services Agreement, dated as of January 18, 2001, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**

10.22	Sixth Amendment to the Master Services Agreement, dated as of January 2001 to the Master Services Agreement by and between Valor Telecommunications Enterprises, LLC and Alltel Information Services, Inc.†**
10.23	Seventh Amendment, dated as of April 1, 2002 to the Master Services Agreement, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications LLC) and Alltel Information Services, Inc.†**
10.24	Eighth Amendment, dated as of April 1, 2002 to the Master Services Agreement, dated as of December 9, 1999 by and between Valor Telecommunications Enterprises, LLC and Alltel Information Services, Inc.†**
10.25	Sprint Wholesale Services Data and Private Line Agreement, dated as of February 20, 2003, between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†**
10.26	Wholesale Solutions Switched Services Agreement, dated as of August 11, 2003, by and between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†**
10.27	First Amendment to Wholesale Solutions Switched Services Data and Private Line Agreement, dated as of October 3, 2003, between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†**
10.28	Part-Time Employment Agreement, dated as of April 2, 2004, by and between Valor Telecommunications, LLC and Kenneth R. Cole.**
10.29	Letter Agreement, dated April 9, 2004, by and between Valor Telecommunications, LLC and Kenneth R. Cole.**
10.30	Employment Agreement, dated as of January 2, 2002 by and between Valor Telecommunications, LLC and John J. Mueller.*
10.31	Employment Agreement, dated as of March 20, 2000, by and between Valor Telecommunications, LLC and John A. Butler.**
10.32	Employment Agreement, dated as of November 13, 2000, by and between Valor Telecommunications, LLC and William M. Ojile, Jr.**
10.33	Amendment One to Employment Agreement, dated as of January 2, 2002, by and between Valor Telecommunications, LLC and William M. Ojile, Jr.**
10.34	Employment Agreement, dated as of February 28, 2000, by and between Valor Telecommunications, LLC and W. Grant Raney.**
10.35	Amendment One to Employment Agreement, dated as of January 2, 2002, by and between Valor Telecommunications, LLC and W. Grant Raney.**
10.36	Amended and Restated Employment Agreement, dated April 9, 2004, between Valor Telecommunications, LLC and John J. Mueller.*
10.37	Ninth Amendment, dated as of July 1, 2004, to the Master Services Agreement, dated as of December 9, 1999 by and between Valor Telecommunications Enterprises, LLC and Alltel Information Services Inc.†
10.38	Senior Credit Agreement, dated as of November 10, 2004, among Valor Telecommunications Enterprises, LLC, Valor Telecommunications Enterprises II, LLC and certain of their Respective domestic subsidiaries, as Borrowers, Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and certain of their respective domestic subsidiaries, including such borrowers, as Guarantors, Bank of America, N.A., as Senior Administrative Agent, Swing Line Lender and L/ C Issuer, JPMorgan Chase Bank and Wachovia Bank, N.A., as Senior Syndication Agents, CIBC World Markets Corp. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as Senior Documentation Agents, and the lenders party thereto.

10.39	Second Lien Loan Agreement, dated as of November 10, 2004, among Valor Telecommunications Enterprises, LLC, Valor Telecommunications Enterprises II, LLC and certain of their respective domestic subsidiaries, as Borrowers, Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and certain of their respective domestic subsidiaries, including such borrowers, as Guarantors, Bank of America, N.A., as Second Lien Administrative Agent, JPMorgan Chase Bank and Wachovia Bank, N.A., as Second Lien Syndication Agents, CIBC World Markets Corp. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as Second Lien Documentation Agents, and the Lenders party thereto.
10.40	Senior Subordinated Loan Agreement, dated as of November 10, 2004, among Valor Telecommunications Enterprises, LLC, Valor Telecommunications Enterprises II, LLC and certain of their respective domestic subsidiaries, as Borrowers, Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and certain of their respective domestic subsidiaries, including such borrowers, as Guarantors, Bank of America, N.A., as Senior Subordinated Administrative Agent, JPMorgan Chase Bank and Wachovia Bank, N.A., as Senior Subordinated Syndication Agents, CIBC World Markets Corp. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as Senior Subordinated Documentation Agents, and the Lenders party thereto.
10.41	Amendment One to Part-Time Employment Agreement, dated as of November 10, 2004, by and between Valor Telecommunications LLC and Kenneth R. Cole.
10.42	Second Amendment to Wholesale Solutions Switched Services Agreement, dated as of August 18, 2004, by and between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†
10.43	Amendment No. 12 to the Telecommunications Services Agreement, dated as of August 23, 2004, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†
10.44	Amendment No. 13 to the Telecommunications Services Agreement, dated as of September 3, 2004, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.
23.1	Consent of Deloitte & Touche LLP and report on schedule.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).*
24.1	Powers of Attorney (included on signature page).**

*	To be filed by amendment.

**	Filed previously.

†	A request for confidential treatment was filed for portions of this document. Confidential portions have been omitted and filed separately with the Securities and Commission as required by Rule 406.

(b)     Financial Statement Schedules

Item 17.	Undertakings

1.	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3.	The undersigned registrant hereby undertakes that

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irving, Texas on December 9, 2004.

VALOR COMMUNICATIONS GROUP, INC.

By:	/s/ JOHN J. MUELLER

Name: John J. Mueller

Title:	President and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on December 9, 2004.

Signature		Title

/s/ JOHN J. MUELLER John J. Mueller		President and Chief Executive Officer (Principal Executive Officer)

* John Butler		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Anthony J. de Nicola		Chairman and Director

* Kenneth R. Cole		Vice Chairman and Director

* Sanjay Swani		Director

* Todd Khoury		Director

*By:	/s/ JOHN J. MUELLER John J. Mueller Attorney-in-Fact

Exhibit Index

Exhibit
No.	Description of Exhibit

1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of Valor Communications Group, Inc.*
3.2	Bylaws of Valor Communications Group, Inc.*
4.1	Form of stock certificate for common stock.*
4.2	Form of Securityholders Agreement.*
5.1	Opinion of Kirkland & Ellis LLP.*
8.1	Opinion of Kirkland & Ellis LLP.*
10.1	Valor Communications Group, Inc. 2004 Long-Term Incentive Plan.*
10.2	Valor Communications Group, Inc. 2004 Incentive Compensation Plan.**
10.3	Valor Telecommunications Southwest, LLC Savings Plan.**
10.4	Valor Telecommunications Enterprises, LLC Pension Plan.**
10.5	Telecommunications Services Agreement, dated as of September 30, 2000, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc. (the “Telecommunications Services Agreement”).†**
10.6	Amendment No. 1 to the Telecommunications Services Agreement, dated as of September 4, 2001, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.7	Amendment No. 2 to the Telecommunications Services Agreement, dated as of September 18, 2001, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.8	Amendment No. 3 to the Telecommunications Services Agreement, dated as of January 2, 2002, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.9	Amendment No. 4 to the Telecommunications Services Agreement, dated as of March 5, 2002, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.10	Amendment No. 5 to the Telecommunications Services Agreement, dated as of May 28, 2002, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.11	Amendment No. 6 to the Telecommunications Services Agreement, dated as of March 26, 2003, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.12	Amendment No. 7 to the Telecommunications Services Agreement, dated as of May 8, 2003, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**
10.13	Amendment No. 8 to the Telecommunications Services Agreement, dated as of July 16, 2003, by and between Valor Telecommunications, LLC and MCI Worldcom Network Services, Inc.†**
10.14	Amendment No. 9 to the Telecommunications Services Agreement, dated as of November 4, 2003, by and between Valor Telecommunications, LLC and MCI Worldcom Network Services, Inc.†**
10.15	Amendment No. 10 to the Telecommunications Services Agreement, dated as of December 16, 2003, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†**

Exhibit
No.	Description of Exhibit

10.16	Master Services Agreement, dated as of December 9, 1999 by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC and Alltel Information Services, Inc. (the “Master Services Agreement”)†**
10.17	First Amendment to Master Services Agreement, dated as of April 1, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC and Alltel Information Services, Inc.†**
10.18	Second Amendment to the Master Services Agreement, dated as of April 1, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**
10.19	Third Amendment to the Master Services Agreement, dated as of July 1, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**
10.20	Fourth Amendment to the Master Services Agreement, dated as of July 24, 2000, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**
10.21	Fifth Amendment to the Master Services Agreement, dated as of January 18, 2001, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications, LLC) and Alltel Information Services, Inc.†**
10.22	Sixth Amendment to the Master Services Agreement, dated as of January 2001 to the Master Services Agreement by and between Valor Telecommunications Enterprises, LLC and Alltel Information Services, Inc.†**
10.23	Seventh Amendment, dated as of April 1, 2002 to the Master Services Agreement, by and between Valor Telecommunications Enterprises, LLC (as successor to Valor Telecommunications Southwest, LLC, as successor to dba Communications LLC) and Alltel Information Services, Inc.†**
10.24	Eighth Amendment, dated as of April 1, 2002 to the Master Services Agreement, dated as of December 9, 1999 by and between Valor Telecommunications Enterprises, LLC and Alltel Information Services, Inc.†**
10.25	Sprint Wholesale Services Data and Private Line Agreement, dated as of February 20, 2003, between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†**
10.26	Wholesale Solutions Switched Services Agreement, dated as of August 11, 2003, by and between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†**
10.27	First Amendment to Wholesale Solutions Switched Services Agreement, dated as of October 3, 2003, between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†**
10.28	Part-Time Employment Agreement, dated as of April 2, 2004, by and between Valor Telecommunications, LLC and Kenneth R. Cole.**
10.29	Letter Agreement, dated April 9, 2004, by and between Valor Telecommunications, LLC and Kenneth R. Cole.**
10.30	Employment Agreement, dated as of January 2, 2002, by and between Valor Telecommunications, LLC and John J. Mueller.*

Exhibit
No.	Description of Exhibit

10.31	Employment Agreement, dated as of March 20, 2000, by and between Valor Telecommunications, LLC and John A. Butler.**
10.32	Employment Agreement, dated as of November 13, 2000, by and between Valor Telecommunications, LLC and William M. Ojile, Jr.**
10.33	Amendment One to Employment Agreement, dated as of January 2, 2002, by and between Valor Telecommunications, LLC and William M. Ojile, Jr.**
10.34	Employment Agreement, dated as of February 28, 2000, by and between Valor Telecommunications, LLC and W. Grant Raney.**
10.35	Amendment One to Employment Agreement, dated as of January 2, 2002, by and between Valor Telecommunications, LLC and W. Grant Raney.**
10.36	Amended and Restated Employment Agreement, dated April 9, 2004, between Valor Telecommunications, LLC and John J. Mueller.*
10.37	Ninth Amendment, dated as of July 1, 2004, to the Master Services Agreement, dated as of December 9, 1999 by and between Valor Telecommunications Enterprises, LLC and Alltel Information Services, Inc.†
10.38	Senior Credit Agreement, dated as of November 10, 2004, among Valor Telecommunications Enterprises, LLC, Valor Telecommunications Enterprises II, LLC and certain of their Respective domestic subsidiaries, as Borrowers, Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and certain of their respective domestic subsidiaries, including such borrowers, as Guarantors, Bank of America, N.A., as Senior Administrative Agent, Swing Line Lender and L/ C Issuer, JPMorgan Chase Bank and Wachovia Bank, N.A., as Senior Syndication Agents, CIBC World Markets Corp. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as Senior Documentation Agents, and the lenders party thereto.
10.39	Second Lien Loan Agreement, dated as of November 10, 2004, among Valor Telecommunications Enterprises, LLC, Valor Telecommunications Enterprises II, LLC and certain of their respective domestic subsidiaries, as Borrowers, Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and certain of their respective domestic subsidiaries, including such borrowers, as Guarantors, Bank of America, N.A., as Second Lien Administrative Agent, JPMorgan Chase Bank and Wachovia Bank, N.A., as Second Lien Syndication Agents, CIBC World Markets Corp. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as Second Lien Documentation Agents, and the Lenders party thereto.
10.40	Senior Subordinated Loan Agreement, dated as of November 10, 2004, among Valor Telecommunications Enterprises, LLC, Valor Telecommunications Enterprises II, LLC and certain of their respective domestic subsidiaries, as Borrowers, Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and certain of their respective domestic subsidiaries, including such borrowers, as Guarantors, Bank of America, N.A., as Senior Subordinated Administrative Agent, JPMorgan Chase Bank and Wachovia Bank, N.A., as Senior Subordinated Syndication Agents, CIBC World Markets Corp. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as Senior Subordinated Documentation Agents, and the Lenders party thereto.
10.41	Amendment One to Part-Time Employment Agreement, dated as of November 10, 2004, by and between Valor Telecommunications, LLC and Kenneth R. Cole.
10.42	Second Amendment to Wholesale Solutions Switched Services Agreement, dated as of August 18, 2004, by and between Sprint Communications Company L.P. and Valor Telecommunications Enterprises, LLC.†
10.43	Amendment No. 12 to the Telecommunications Services Agreement, dated as of August 23, 2004, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.†

Exhibit
No.	Description of Exhibit

10.44	Amendment No. 13 to the Telecommunications Services Agreement, dated as of September 3, 2004, by and between Valor Telecommunications Enterprises, LLC and MCI Worldcom Network Services, Inc.
23.1	Consent and report on schedule of Deloitte & Touche LLP.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).*
24.1	Powers of Attorney (included on signature page).**

*	To be filed by amendment.

**	Filed previously.

†	A request for confidential treatment was filed for portions of this document. Confidential portions have been omitted and filed separately with the Securities and Commission as required by Rule 406.